Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2021 RESULTS – SENIOR MANAGEMENT CHANGES; RECORD ANNUAL GOLD PRODUCTION, OPERATING CASH FLOW AND MINERAL RESERVES; NEW OPERATIONAL AND FINANCIAL GUIDANCE PROVIDED POST COMPLETION OF KIRKLAND LAKE GOLD MERGER; MINESITE AND PIPELINE PROJECTS CONTINUE TO ADVANCE

Toronto (February 23, 2022) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today announced senior management changes and reported fourth quarter and full year 2021 financial and operating results, as well as future operating guidance.

Ammar Al-Joundi has been appointed President and Chief Executive Officer, effective immediately. Mr. Al-Joundi is a proven executive with a long history of mining industry experience who previously served as President of Agnico Eagle. With this appointment, Mr. Al-Joundi joins the Company's board of directors (the "Board"). Anthony Makuch advised the Board that he has decided to step down as Chief Executive Officer and as a director of Agnico Eagle.

Mr. Al-Joundi has over 20 years of experience in mining, capital markets and banking, with specialization in finance and business strategy. He joined Agnico Eagle as President in 2015, after serving as Chief Financial Officer at Agnico Eagle (from September 2010 to June 2012) and as Chief Financial Officer and Senior Executive Vice President at Barrick Gold Corporation (from July 2012 to February 2015). Prior to joining Agnico Eagle in 2010, he spent 11 years at Barrick in various senior financial roles including Senior Vice-President of Finance, Senior Vice-President of Business Strategy and Capital Allocation, and Executive Director and CFO of Barrick South America.

"Ammar has the right mix of skill, experience and knowledge to execute the new Agnico Eagle's strategic plan to become the world’s leading and highest quality senior gold producer,” said Executive Chair Sean Boyd. "We are confident that Ammar is the right leader to complete the integration of Agnico Eagle and Kirkland Lake Gold and, working closely with our combined Board members and executive team and our outstanding employees, he will help drive the Company’s successes as we continue to work to create long-term value for the Company’s shareholders and other key stakeholders," added Mr. Boyd.

The Agnico Eagle Board expresses its thanks to Mr. Makuch for steering Kirkland Lake Gold Ltd. ("Kirkland Lake Gold") through this transformative transaction and for his contributions to Kirkland Lake Gold during his tenure.

Tony Makuch said: "We built Kirkland Lake Gold by acquiring, developing and operating high-quality assets in good jurisdictions with significant exploration upside. Just as important, we build a business based on honesty, integrity, respect for all people and support for communities. We have culminated all this with the merger of equals with Agnico Eagle and I am very proud to have been involved in creating the third largest global gold producer in the world. I am leaving Agnico with a strong and dedicated leadership team and I believe they will continue to be successful. I would like to thank the tremendous team of people at Kirkland Lake Gold for their years of hard work and support in building a truly special company."

Jeff Parr, Vice-Chair of Agnico Eagle and former Chair of Kirkland Lake Gold, said, "We want to thank Tony for his tremendous contribution to the success of Kirkland Lake Gold, building the company into a 1.4 million ounce per year producer with the industry's lowest unit costs and significant growth potential. Tony's track record for enhancing the value of assets through investment in exploration, development and the optimization of performance is unsurpassed and we know he will continue to have great success in whatever venture he chooses next."

Agnico Eagle 2021 highlights:

•	Record annual gold production – Payable gold production[1] in the full year 2021 was 2,030,176 ounces (excluding 56,229 ounces of payable gold production at Hope Bay, and including 24,057 ounces and 1,956 ounces of pre-commercial gold production at the Tiriganiaq open pit at Meliadine and the Amaruq underground project, respectively) at production costs per ounce of $835, total cash costs per ounce[2] of $761 and all-in sustaining costs ("AISC") per ounce[3] of $1,038. Production costs per ounce, total cash costs per ounce and AISC per ounce exclude the Hope Bay mine and the pre-commercial production ounces from Amaruq and Tiriganiaq

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Production costs per ounce and total cash costs per ounce are non-GAAP ratios that are not standardized financial measures under the financial reporting framework used to prepare the Company's financial statements and, unless otherwise specified, is reported on a by-product basis in this news release. For the detailed calculation of production costs per ounce and the reconciliation to production costs and for total cash costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

3 AISC per ounce is a non-GAAP ratio that is not a standardized financial measure under the financial reporting framework used to prepare the Company's financial statements and, unless otherwise specified, is reported on a by-product basis in this news release. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

•	Strong quarterly production in spite of COVID-19 impacts – Payable gold production in the fourth quarter of 2021 was 501,227 ounces (excluding 705 ounces of payable gold production at Hope Bay, and including 1,608 ounces of pre-commercial gold production at the Amaruq underground project) at production costs per ounce of $892, total cash costs per ounce of $812 and AISC per ounce of $1,126. Production costs per ounce, total cash costs per ounce and AISC per ounce exclude the pre-commercial production ounces from Amaruq. Production and costs in the fourth quarter of 2021 were negatively affected by a reduction in operating activities in Nunavut largely due to a COVID-19 outbreak in mid-December 2021

•	Several operational milestones achieved in the fourth quarter of 2021 and full year 2021 – In December 2021, new monthly records for gold production were set at Kittila and Canadian Malartic. In 2021, new annual records for gold production were set at Meliadine, Kittila and Canadian Malartic, while the LaRonde Complex had its best year ever in terms of tonnage milled. Several production milestones were also reached in the fourth quarter of 2021, with the LaRonde Complex pouring its seven millionth ounce of gold, Goldex reached one million ounces of gold produced (since the 2013 restart) and Canadian Malartic reached six million ounces of gold produced (100% basis)

•	COVID-19 still a concern, but risks appear manageable at this time – The Company has increased its efforts to monitor and manage risks associated with the Omicron variant of COVID-19. At this time, case counts appear to be dropping and the Company expects that it will be able to maintain budgeted production levels. The Company expects that its efforts to help protect the northern communities from this COVID-19 variant will have a slightly negative effect on production in the first quarter of 2022 as the Nunavut-based workforce ("Nunavummiut") were sent back to their communities in December 2021. Plans are being reviewed to re-integrate the local workforce as soon as possible

"The fourth quarter of 2021 was Agnico Eagle's fifth consecutive quarter of over 500,000 ounces of gold production, which is particularly impressive given the impacts of COVID-19 during the latter part of the quarter. On a full year basis, in 2021 the Company achieved records in gold production, operating cashflow and mineral reserves, all while delivering the best safety performance in the Company's 64-year history", said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "Looking forward, all of our mines, both those contributed by Agnico Eagle and Kirkland Lake Gold, are well positioned for another strong year in 2022, and well into the future. Furthermore, the Company is investing more than ever before at our mines and in exploration to build an even stronger business, in what we believe are the best places in the world to mine for gold", added Mr. Al-Joundi.

The New Agnico Eagle – A best-in-class gold mining company with the largest gold production from Canada and well positioned internationally with profitable and prospective assets in Australia, Finland and Mexico.

•	Merger with Kirkland Lake Gold Ltd. (the "Merger") – On February 8, 2022, the Merger with Kirkland Lake Gold Ltd. ("Kirkland Lake Gold") was completed

•	New three-year operational guidance – Payable gold production for 2022 is forecast to be approximately 3.2 to 3.4 million ounces with total cash costs per ounce expected to be between $725 and $775 and AISC per ounce expected to be between $1,000 and $1,050. Gold production for 2023 and 2024 is expected to be in a similar range to 2022 at approximately 3.2 to 3.4 million ounces of gold with relatively stable total cash costs per ounce and AISC per ounce compared to 2022. As the expected Merger synergies are realized, both cost metrics are expected to then decline in 2023 and 2024. Estimated capital expenditures for 2022 total approximately $1.4 billion, which includes approximately $703 million of sustaining capital[4] at the Company's operating mines and $710 million on growth projects[5]. Not included in the 2022 estimated capital expenditures is approximately $131 million relating to capitalized exploration

4 Sustaining capital is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company's financial statements. See "Note Regarding Certain Measures of Performance".

5 Growth projects or development capital is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company's financial statements. See "Note Regarding Certain Measures of Performance".

•	Strong combined mineral reserve base totaling 44.6 million ounces of gold – At December 31, 2021, Agnico Eagle's proven and probable mineral reserves were a record 25.7 million ounces of gold (337 million tonnes grading 2.37 grams per tonne ("g/t") gold); measured and indicated mineral resources were 17.2 million ounces (353 million tonnes grading 1.52 g/t gold); and inferred mineral resources were 23.7 million ounces (272 million tonnes grading 2.72 g/t gold). At December 31, 2021, Kirkland Lake Gold's proven and probable mineral reserves were 18.9 million ounces of gold (584 million tonnes grading 1.01 g/t gold); measured and indicated mineral resources were 22.4 million ounces (647 million tonnes grading 1.08 g/t gold); and inferred mineral resources were 6.9 million ounces (94.0 million tonnes grading 2.28 g/t gold)

•	Large exploration program planned for 2022 with a focus on minesite and pipeline opportunities – The exploration budget in 2022 is approximately $324 million ($193 million of expensed exploration and $131 million of capitalized exploration), with a primary focus on the expansion of mineral reserves and mineral resources at operating mines (Detour, Macassa, Fosterville and Meliadine) and pipeline projects (the Odyssey and Hope Bay projects)

•	Future Value Drivers

•	Synergies and optimization opportunities expected to drive over $2B in value creation over the next 10 years – In 2022, the Company expects to realize Merger-related corporate and operational synergies of approximately $40 million to $60 million, of which $12 million have already been realized at the time of this news release. In subsequent years, the Company expects to ramp up these synergies to approximately $165 million per year. A further $590 million over 10 years are expected to be realized through strategic optimizations which include the development of the Amalgamated Kirkland ("AK") deposit at the Kirkland Lake camp with initial gold production potentially as early as 2024

•	Detour Lake mine – Successful exploration programs in 2020 and 2021 led to a significant increase in open-pit mineral resources in 2021. These new mineral resources and ongoing business improvement initiatives will be incorporated into a new technical report expected to be filed in the second quarter of 2022. This report is expected to show growth in mineral reserves and provide additional opportunities to enhance the future production profile of the mine

•	Macassa mine – Sinking of the #4 Shaft was completed in January 2022, over a year earlier than initially planned. Completion of other #4 Shaft development activities are expected in late 2022. The #4 Shaft is expected to provide numerous benefits, including increased hoisting capacity, improved unit costs, better ventilation, and enhanced capabilities to pursue exploration potential across the Kirkland Lake camp. Gold production at Macassa is forecast to increase from 170,000 to 190,000 ounces in 2022 with a target to approximately 330,000 to 350,000 ounces in 2024. Production levels could potentially increase once the full benefit of the #4 Shaft is realized

•	Fosterville mine – Based on current exploration results, the Company's long-term goal for Fosterville is to establish the mine as a long-life asset through success in replacing mineral reserves. The Company believes there is potential to discover additional high-grade zones that could potentially support higher production levels and improvements in unit costs

•	Odyssey project – Underground development and surface construction activities remain on schedule and on budget as of the date hereof. In 2022, approximately 136,835 metres of surface and underground drilling is planned to infill and expand mineral reserves. From 2023 to 2028, gold production is forecast to be approximately 932,000 ounces at total cash costs of approximately $800 per ounce (all numbers on a 100% basis). Average annual payable production is expected to be approximately 545,400 ounces of gold from 2029 to 2039, with total cash costs per ounce of approximately $630

•	Kittila expansion project – The mill expansion was completed ahead of schedule in late 2020 and shaft sinking is expected to be completed in the second half of 2022, with commissioning of the production hoist expected in late 2022 or early 2023. Completion of the shaft is expected to result in lower operating costs and provide additional drilling access to increase mineral reserves and mineral resources at depth. Estimated total expansion project costs remain within the previously disclosed range of €190 to €200 million

•	Optimization and consolidation of mining assets and infrastructure in the Kirkland Lake gold camp – There are several development assets in the Kirkland Lake area with significant mineral reserves and mineral resources. Studies are underway to evaluate the potential to advance some of these assets into production (AK, Upper Beaver, Upper Canada) either as standalone projects or by leveraging existing infrastructure at Macassa or the Holt processing complex

•	Strong balance sheet allows for asset development and robust returns to shareholders, including a new share buyback program – With over $2.2 billion in liquidity, the Company is well positioned to fund its existing capital requirements and increase returns to shareholders. With this strong financial position, the Company announced today that, subject to the approval of the Toronto Stock Exchange (the "TSX"), it intends to launch a normal course issuer bid to repurchase for cancellation up to 9 million of its common shares, for up to an aggregate amount of $500 million, representing approximately 2% of its 454.8 million common shares issued and outstanding as at February 23, 2022.

•	Quarterly dividend increased by 14% – A quarterly dividend of $0.40 per share has been declared (previous quarterly dividend was $0.35)

Fourth Quarter 2021 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Thursday, February 24, 2022 at 11:00 AM (E.S.T.) to discuss the Company's fourth quarter and full year financial and operating results, as well as operating plans following completion of the Merger.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-764-8677 or toll-free 1-888-390-0541, access code 093746#. The conference call replay will expire on Friday, March 25, 2022.

The webcast and presentation slides will be archived for 180 days on the Company's website.

Fourth Quarter 2021 Financial and Production Results

In the fourth quarter of 2021, net income was $101.1 million ($0.41 per share). This result includes non-cash mark-to-market gains on warrants of $12.8 million ($0.05 per share), non-cash foreign currency translation losses of $12.8 million ($0.05 per share), derivative gains on financial instruments of $7.1 million ($0.03 per share), transaction costs relating to the Merger with Kirkland Lake Gold of $7.0 million ($0.03 per share), foreign currency translation losses on deferred tax liabilities and non-recurring tax adjustments of $6.5 million ($0.03 per share) and various other adjustment losses of $3.8 million ($0.02 per share). Excluding these items would result in adjusted net income6 of $111.3 million or $0.46 per share for the fourth quarter of 2021. For the fourth quarter of 2020, the Company reported net income of $205.2 million or net income of $0.85 per share.

Included in the fourth quarter of 2021 net income, and not adjusted above, is a non-cash stock option expense of $3.6 million ($0.01 per share) and workforce costs of employees affected by the COVID-19 pandemic (primarily Nunavut-based) of $2.2 million ($0.01 per share).

For the full year 2021, the Company reported net income of $543.0 million, or net income of $2.23 per share. This compares with the full year 2020, when net income was $511.6 million, or net income of $2.12 per share.

The decrease in net income in the fourth quarter of 2021 compared to the prior-year period is primarily due to lower operating margins7 (lower average realized metal prices and higher production costs, partially offset by higher sales volumes), lower unrealized gains for non-cash items related to mark-to-market adjustments on financial instruments, higher amortization of property, plant and mine development resulting from higher production volumes at the Meadowbank Complex and the Meliadine and Kittila mines and higher exploration expenses, partially offset by lower environmental remediation costs.

6 Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company's financial statements. For a reconciliation to net income and net income per share see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

7 Operating margin is a non-GAAP measure. For a reconciliation to net income see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

The increase in net income for the full year 2021, compared to the prior-year period, is primarily due to higher operating margins (higher sales volumes due to record gold production and higher average realized metal prices), lower environmental remediation costs and lower foreign currency translation loss. These factors were partially offset by higher unrealized losses for non-cash items related to mark-to-market adjustments on financial instruments, higher amortization of property, plant and mine development from higher production volumes and the contribution of the Hope Bay mine, higher exploration expenses, higher general and administrative costs, which includes a health care donation of $8 million during the year, and higher income and mining taxes driven by higher operating margins.

In the fourth quarter of 2021, cash provided by operating activities was $261.7 million ($336.2 million before changes in non-cash components of working capital), compared to the fourth quarter of 2020 when cash provided by operating activities was $403.5 million ($386.8 million before changes in non-cash components of working capital).

For the full year 2021, cash provided by operating activities was a record $1,316.0 million ($1,597.2 million before changes in non-cash components of working capital), compared to the full year 2020 when cash provided by operating activities was $1,192.1 million ($1,211.1 million before changes in non-cash components of working capital).

The decrease in cash provided by operating activities (before changes in non-cash components of working capital) in the fourth quarter of 2021, compared to the prior-year period, is primarily due to a decrease in mine operating margins that resulted from lower average realized metal prices and higher production costs, partially offset by higher sales volumes.

The increase in cash provided by operating activities in the full year 2021, compared to the prior-year period, is primarily due to an increase in operating margins that resulted from higher sales volumes and higher average realized metals prices, partially offset by higher cash taxes related to the higher mine operating margins and payments for taxes related to the 2020 tax year in the first quarter of 2021.

In the fourth quarter of 2021, the Company's payable gold production was 501,227 ounces (excluding 705 ounces of payable gold production at Hope Bay, and including 1,608 ounces of pre-commercial gold production at the Amaruq underground project). This compares to quarterly payable gold production of 501,445 ounces in the prior-year period (which included pre-commercial gold production of 10,995 ounces from the IVR pit at the Meadowbank Complex and 4,509 ounces from the Tiriganiaq open pit at Meliadine). Including the Hope Bay mine, the Company's quarterly gold production was 501,932 ounces in the fourth quarter of 2021.

Gold production in the fourth quarter of 2021, when compared to the prior-year period, was essentially the same. However, production in the fourth quarter of 2021 was negatively affected by a reduction in operating activities in Nunavut largely due to a COVID-19 outbreak in mid-December 2021.

For the full year 2021, the Company's payable gold production was a record 2,030,176 ounces (excluding 56,229 ounces of payable gold production at Hope Bay, and including 24,057 ounces and 1,956 ounces of pre-commercial gold production at the Tiriganiaq open pit at Meliadine and Amaruq underground project, respectively). This compares to payable gold production of 1,736,568 ounces in the prior-year period (which included pre-commercial gold production of 18,930 ounces from the Barnat deposit at Canadian Malartic, 10,995 ounces from the IVR pit at the Meadowbank Complex and 6,491 ounces from the Tiriganiaq open pit at Meliadine). Including the Hope Bay mine, the Company's payable gold production was a record 2,086,405 ounces for the full year 2021.

The higher gold production for the full year 2021, when compared to the prior-year period, was primarily due to strong performance at the Company's mines, including higher gold grades and tonnage at the Canadian Malartic, Meliadine and Pinos Altos mines and the Meadowbank Complex, and higher tonnage at the LaRonde Complex and the Goldex and Kittila mines. This was partially offset by lower production at the La India mine related mostly to water conservation efforts and at Creston Mascota, where only residual leaching occurred. Gold production for the full year 2020 was negatively affected by COVID-19 related reductions in mining activities which affected seven of the Company's then eight operations. A detailed description of the production at each mine is set out below.

Production costs per ounce in the fourth quarter of 2021 were $892 (excluding the Hope Bay mine), compared to $771 in the prior-year period (prior to the acquisition of the Hope Bay mine). Total cash costs per ounce in the fourth quarter of 2021 were $812 (excluding the Hope Bay mine), compared to $701 in the prior-year period. Including the Hope Bay mine, production costs per ounce were $929 and total cash costs per ounce were $814 in the fourth quarter of 2021.

Production costs per ounce for the full year 2021 were $835 (excluding the Hope Bay mine), compared to $838 in the prior-year period (prior to the acquisition of the Hope Bay mine). Total cash costs per ounce for the full year 2021 were $761 (excluding the Hope Bay mine), compared to $775 in the prior-year period. Including the Hope Bay mine, production costs per ounce were $853 and total cash costs per ounce were $770 in the full year 2021.

In the fourth quarter of 2021, production costs per ounce and total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne at various operations including at the LaRonde and Meadowbank Complexes and at the Pinos Altos and La India mines, and the strengthening of the Canadian dollar against the U.S. dollar. A detailed description of the minesite costs per tonne at each mine is set out below.

For the full year 2021, production costs per ounce and total cash costs per ounce (excluding the Hope Bay mine) decreased when compared to the prior-year periods primarily due to higher gold production, partially offset by higher minesite costs per tonne at the LaRonde Complex and the Pinos Altos mine and the strengthening of the Canadian dollar against the U.S. dollar.

AISC per ounce in the fourth quarter of 2021 were $1,126 (excluding the Hope Bay mine), compared to $985 in the prior-year period. Including the Hope Bay mine, AISC per ounce were $1,136 in the fourth quarter of 2021. AISC per ounce for the full year 2021 were $1,038 (excluding the Hope Bay mine), compared to $1,051 in the prior-year period. Including the Hope Bay mine, AISC per ounce were $1,059 in the full year 2021.

AISC per ounce (excluding the Hope Bay mine) in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to higher total cash costs per ounce and higher sustaining capital expenditures. AISC per ounce (excluding the Hope Bay mine) for the full year 2021 decreased when compared to the prior-year period primarily due to lower total cash costs per ounce, partially offset by higher sustaining capital expenditures at the LaRonde Complex, and the Canadian Malartic and the Goldex mines.

The 2021 guidance, excluding Hope Bay, was forecast to be 2.005 to 2.090 million ounces (midpoint of 2.048 million ounces) of gold at total cash costs per ounce of $700 to $750 and AISC per ounce of $950 to $1,000 per ounce. Production costs, total cash costs per ounce and AISC per ounce exclude the pre-commercial production ounces from Amaruq and Tiriganiaq.

Strong financial position allows for asset development and robust returns to shareholders

Cash and cash equivalents and short-term investments decreased to $191.1 million at December 31, 2021, from the September 30, 2021 balance of $243.6 million, primarily due to the increase of payments to suppliers (related to completion of the sealift season in Nunavut). As of December 31, 2021, the outstanding balance on the Company's unsecured revolving bank credit facility was nil, and available liquidity under this facility was approximately $1.2 billion, not including the uncommitted $600 million accordion feature. On December 22, 2021, the Company amended its $1.2 billion unsecured revolving bank credit facility to improve pricing (reflecting the Company's strengthened credit profile), increase the uncommitted accordion feature from $300 million to $600 million and extend the maturity date from June 22, 2023 to December 22, 2026.

Following completion of the Merger on February 8, 2022, the Company's cash position increased to approximately $973 million. On February 9, 2022, Fitch Ratings announced that it changed the rating outlook on the Company's investment grade credit rating to "positive" from "stable" and confirmed the rating at BBB, further re-affirming the Company's strong balance sheet.

Approximately 36% of the Company's remaining 2022 estimated Canadian dollar exposure is hedged at an average floor price above 1.25 C$/US$. Approximately 26% of the Company's remaining 2022 estimated Mexican peso exposure is hedged at an average floor price above 20.15 MXP/US$. Approximately 25% of the Company's remaining 2022 estimated Euro exposure is hedged at an average floor price of approximately 1.18 US$/EUR. The Company's remaining 2022 Australian dollar exposure is currently unhedged. The Company's full year 2022 cost guidance is based on assumed exchange rates of 1.25 C$/US$, 20.00 MXP/US$, 1.20 US$/EUR and 1.32 A$/US$.

Including the diesel purchased for the Company's Nunavut operations on the 2021 sealift (consumed to mid-year 2022), approximately 40% of the Company's diesel exposure for 2022 is hedged at an average price below the 2022 cost guidance assumption of C$0.90 per litre. These hedges have partially mitigated the effect of inflationary pressures to date and are expected to provide protection against inflation for the 2022 sealift diesel costs.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs. Current hedging considerations are not factored into 2022 guidance.

Returns to Shareholders

With over $2.2 billion in liquidity, the Company is well positioned to fund its existing capital requirements and increase returns to shareholders. With this strong financial position, the Company announced today that, subject to the approval of the TSX, it intends to launch a normal course issuer bid to repurchase for cancellation up to 9 million of its common shares, for up to an aggregate amount of $500 million, representing approximately 2% of its 454.8 million common shares issued and outstanding as at February 23, 2022.

The Company will file a notice of intention with the TSX in this regard. The Company may commence purchases under the bid, continuing for up to one year, after the TSX has accepted the notice of intention. Repurchases will be made through the facilities of the TSX and the NYSE as well as through other designated exchanges and alternative trading systems in Canada in accordance with applicable regulatory requirements. The price paid for such repurchased shares will be the market price of such shares at the time of acquisition or such other price as may be permitted by the TSX and United States securities laws. All repurchased shares will be cancelled. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and other factors.

Dividend Record and Payment Dates for the First Quarter of 2022

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on March 15, 2022 to shareholders of record as of March 7, 2022. The quarterly dividend has increased 14% from the previous quarterly dividend of $0.35. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2022 Fiscal Year

Record Date	Payment Date
March 7, 2022*	March 15, 2022*
June 1, 2022	June 15, 2022
September 1, 2022	September 15, 2022
December 1, 2022	December 15, 2022

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

Capital Expenditures

Total capital expenditures (including sustaining capital) in the fourth quarter of 2021 were $235.6 million (excluding Hope Bay). Including Hope Bay, the total capital expenditures in fourth quarter of 2021 were $245.4 million.

The following table sets out capital expenditures (including sustaining capital) in the fourth quarter of 2021 and the full year 2021.

Capital Expenditures

(In thousands of U.S. dollars)

	Three Months Ended	Twelve Months Ended
	December 31, 2021	December 31, 2021
Sustaining Capital
LaRonde Complex	$34,639	$110,394
Canadian Malartic mine	18,978	72,749
Meadowbank Complex	11,729	48,917
Meliadine mine	13,567	50,341
Kittila mine	15,144	42,632
Goldex mine	7,789	31,017
Pinos Altos mine	8,395	22,216
La India mine	4,237	10,117
Total Sustaining Capital	$114,478	$388,383

Development Capital
LaRonde Complex	$13,871	$53,155
Canadian Malartic mine	23,207	56,613
Meadowbank Complex	932	9,643
Amaruq underground project	22,321	98,911
Meliadine mine	21,403	75,373
Kittila mine	21,272	77,175
Goldex mine	4,761	18,673
Pinos Altos mine	8,622	23,777
La India mine	3,219	9,383
Other	1,481	11,971
Total Development Capital	$121,089	$434,674
Total Capital Expenditures - excluding Hope Bay	$235,567	$823,057

Hope Bay mine Sustaining Capital	$9,447	$44,160
Hope Bay mine Development Capital	384	7,882
Total Capital Expenditures – including Hope Bay	$245,398	$875,099

Demonstrating strong ESG performance

In December 2021, as a result of an increase in COVID-19 cases at its Nunavut operations, the Company took precautionary steps to further protect the continued health of its Nunavut workforce and local residents in the communities in which it operates. In collaboration with the Nunavut public health authorities, the Company sent home the Nunavummiut from the Meliadine, Meadowbank and Hope Bay operations as well as its Nunavut exploration projects. Furthermore, as a result of the resurgence of COVID-19 cases, personnel levels at site were reduced in December 2021. As a result, there was a reduction of activities at the Company's Nunavut operations for the remainder of December 2021. Activities at the Meliadine mine were affected until mid-January 2022 and activities at the Meadowbank Complex were affected until early February 2022. Both operations are back to operating at normal levels. The Company is actively working with the Nunavut public health authorities on a reintegration plan with the objective to return the Nunavummiut to the Company's Nunavut operations later in the first quarter of 2022. An operational update on each of the Company's Nunavut operations is set out below.

In the fourth quarter of 2021, there were 232 confirmed COVID-19 cases at the Company's operations. The increased spread and transmissibility of the Omicron variant of COVID-19 significantly increased the confirmed COVID-19 cases in the last weeks of 2021 and the beginning of 2022. Rigorous protocols and hygiene measures remain in place in order to keep the Company's employees and communities safe while the mines continue to operate during the pandemic. This is a rapidly evolving situation and the Company is monitoring activities at its operations and reassesses its response on an ongoing basis.

Agnico Eagle's ESG practices and contributions to the local communities continued to be recognized by several organizations in 2021. The following awards were received by the Company's operations:

•	Agnico Eagle recognized on the Corporate Knights list of 2021 Global 100 Sustainable Corporations
•	Supervisors at the LaRonde and Goldex mines received health & safety awards from the Quebec Mining Association for maintaining safe working environments as demonstrated by their teams passing milestones of up to 200,000 hours worked without a lost time accident
•	The Kittila mine received the "Collaboration partner of the year" award from Visit Levi tourism association
•	Agnico Eagle Mexico recognized with the 2021 "Human Rights Committed Company Award" by the Chihuahua State Human Rights Commission

Agnico Eagle and Kirkland Lake Gold Merger of Equals

On February 8, 2022, the Merger with Kirkland Lake Gold was completed. The combined company will continue as Agnico Eagle Mines Limited and will remain listed on the TSX and NYSE under the ticker "AEM". In aggregate, Agnico Eagle issued approximately 209,274,263 common shares to former Kirkland Lake Gold shareholders as consideration for their shares. Set out below is the key senior management team, not previously announced.

David Smith, Chief Financial Officer: David will continue to lead the finance, Investor Relations and IT teams. David is a Professional Engineer, with experience as a mining analyst and has held a variety of mining engineering positions in Canada and abroad. He joined Agnico Eagle in 2005 and most recently served as Senior Vice President, Finance & Chief Financial Officer since 2012.

Jean Robitaille, Chief Transformation & Innovation Officer: Jean will continue to provide leadership in the areas of Business Strategy, Business Development, Capital Allocation, Business Improvement & Innovation, Project Evaluations and Technical Services & Studies. He has been with Agnico Eagle for over 30 years, working in senior executive roles in Technical Services, Project Development and Operations. Since 2020, he served as Senior Vice President, Corporate Development, Business Strategy & Technical Services.

Natasha Vaz, Chief Operating Officer – Ontario, Australia & Mexico: Natasha will lead the operations and construction teams for Ontario, Australia and Mexico. Natasha is a Professional Engineer with over 15 years of operational and technical experience in the mining industry. Natasha is the current chair of the Board of Directors of the Ontario Mining Association. Most recently she served as Chief Operating Officer of Kirkland Lake Gold.

Dominique Girard, Chief Operating Officer – Nunavut, Quebec & Europe: Dominique will continue to lead the operations and construction teams for Nunavut, Quebec and Europe as well as the Canadian Procurement team. Dominique is a mineral processing engineer whose career with Agnico Eagle began in 2000 and includes serving as VP Technical Services, VP Nunavut, General Manager at Meadowbank mine and Mill Superintendent at the Kittilä mine. Most recently he served as Senior Vice President, Operations – Canada & Europe since 2020.

Eric Kallio, EVP, Exploration Strategy & Growth: Eric is a geologist with over 30 years of experience working in exploration, mine planning, scoping and feasibility studies in Canada and abroad and will lend this experience to promoting the growth of Agnico Eagle. Eric has been instrumental in the discovery or advancement of several successful projects, including the Dome Mine Open Pit in Timmins ON, the Detour Gold Open Pit near Cochrane ON, the Island Gold project near Wawa, ON and discoveries by Lake Shore Gold in the Timmins gold camp. Most recently he served as Senior Vice President, Exploration for Kirkland Lake Gold.

Guy Gosselin, EVP, Exploration: Guy will continue to lead the global exploration teams, including Australia, Canada, Europe, Mexico, South America and USA. Guy is a Professional Engineer with over 25 years of experience and has been instrumental in leading the Agnico Eagle exploration team through the acquisition, growth and advancement of projects, particularly in Nunavut with the discovery of Amaruq and in the Abitibi. He joined Agnico Eagle in 2000 and most recently served as Senior Vice President, Exploration since 2019.

Carol Plummer, EVP, Operational Excellence: Carol will provide leadership and foster collaboration in the areas of Health, Safety and Security, Environmental Management & Critical Infrastructure and Operational Sustainability (Budget/LOM) in order to help drive efficiencies and ensure operational and cultural alignment throughout the Company’s regional and functional teams. Carol is a Professional Engineer who joined Agnico Eagle in 2004 and has held several key positions, including Senior Vice-President Sustainability, Vice-President Corporate Development, Vice-President Project Development USA & Latin America and General Manager at the Lapa, Kittilä and LaRonde mines. Since 2021 she served as Senior Vice President Sustainability, People & Culture.

Chris Vollmershausen, EVP Legal, General Counsel & Corporate Secretary: Chris will continue to lead the legal team at Agnico Eagle and provide strategic legal advice to the Company and the board of directors. Chris is a corporate securities lawyer and has held a number of executive roles at Agnico Eagle including Vice President, Legal. He joined Agnico Eagle in 2014 and most recently served as Senior Vice President, Legal, General Counsel & Corporate Secretary since 2020.

New Agnico Eagle Three-Year Guidance

The new Agnico Eagle is announcing its inaugural detailed production and cost guidance for 2022 and mine by mine production forecasts for 2022 through 2024. Gold production for 2022 is forecast to be approximately 3.2 to 3.4 million ounces. The 2022 gold production forecast includes the full year of production at the Detour, Macassa and Fosterville mines.

The 2022 production guidance incorporates the impact of the Omicron variant of COVID-19 across the Company's operations year-to-date. The Company continues to have rigorous protocols at all the operating regions and supports a global vaccination program. However, operational activities could still be affected given the uncertainty surrounding the evolution of the virus and the measures taken by the Company, governments and others to contain the spread and impact of the virus.

Gold production for 2023 and 2024 is expected to be in a similar range to 2022 at approximately 3.2 to 3.4 million ounces of gold. The production forecast for 2024 does not include potential production upside from pipeline projects such as the AK deposit, the Odyssey internal zones and the Akasaba project at the Goldex mine. Collectively, if approved and developed, these projects could potentially add up to 100,000 ounces of gold to the 2024 forecast.

Total cash costs per ounce in 2022 are expected to be between $725 and $775 using an assumed C$/US$ foreign exchange rate of 1.25. Although the Company expects some variability in operating costs from 2022 to 2024, average total cash costs per ounce are expected to remain relatively stable over that period (assuming a C$/US$ foreign exchange rate of 1.25). The Company remains focused on reducing costs through productivity improvements and innovation initiatives at all of its operations.

AISC per ounce in 2022 are expected to be between $1,000 and $1,050. Although the Company expects some variability in operating costs from 2022 to 2024, the average AISC per ounce are expected to remain stable over that period (assuming a C$/US$ foreign exchange rate of 1.25).

Forecast total cash costs per ounce and AISC per ounce for 2022 to 2024 do not include any potential synergies resulting from the Merger. As the expected Merger synergies, set out below, are realized both cost metrics are expected to decline over the same period.

Following the completion of the Merger, the Company now has six cornerstone production assets (the LaRonde and Meadowbank Complexes and the Detour, Fosterville, Meliadine and Canadian Malartic mines) each with annual production rates in 2022 expected to be in excess of 300,000 ounces of gold.

Solid Three-Year Guidance with Stable Costs

Mine by mine production and cost guidance for 2022, and mine by mine gold production forecasts for 2023 and 2024 are set out below. Opportunities to further optimize and improve gold production and unit cost forecasts from 2022 through 2024 are being evaluated.

Estimated Payable Gold Production (2022-2024)

	2022*		2023		2024
	Forecast		Forecast		Forecast
	Range		Range		Range
LaRonde Complex	370,000	390,000	375,000	390,000	375,000	390,000
Canadian Malartic (50%)	315,000	325,000	325,000	335,000	335,000	345,000
Goldex mine	130,000	140,000	130,000	140,000	120,000	130,000
Detour Lake mine	700,000	730,000	700,000	730,000	700,000	730,000
Macassa mine	170,000	190,000	200,000	220,000	330,000	350,000
Meliadine mine	360,000	380,000	370,000	390,000	370,000	390,000
Meadowbank Complex	335,000	360,000	340,000	370,000	410,000	450,000
Fosterville mine	390,000	410,000	360,000	390,000	230,000	265,000
Kittila mine	235,000	250,000	245,000	255,000	235,000	245,000
Pinos Altos mine	125,000	130,000	125,000	130,000	125,000	130,000
La India mine	80,000	85,000	65,000	75,000	20,000	25,000
Total Gold Production	3,210,000	3,390,000	3,235,000	3,425,000	3,250,000	3,450,000

* Forecast includes the full year of production at the Detour, Macassa and Fosterville mines.

Total cash costs per ounce on a by-product basis of gold produced ($ per ounce):

2022*
Forecast (mid-point)
LaRonde Complex	$641
Canadian Malartic mine (50%)	791
Goldex mine	776
Detour Lake mine	645
Macassa mine	718
Meliadine mine	852
Meadowbank Complex	1,186
Fosterville mine	385
Kittila mine	833
Pinos Altos mine	900
La India mine	1,003
Total	$749

*Forecast total cash costs per ounce do not include any potential synergies resulting from the Merger and is based on the mid-point of 2022 production guidance.

Currency and commodity price assumptions used for 2022 cost estimates and sensitivities are set out in the table below:

Currency and commodity price assumptions used for 2022 cost estimates and sensitivities

2022 commodity and currency price assumptions		Approximate impact on total cash costs per ounce basis

C$/US$	1.25	5% change in C$/US$	$25
US$/EUR	1.20	5% change in US$/EUR	$3
MXP/US$	20.00	5% change in MXP/US$	$1
A$/US$	1.32	5% change in A$/US$	$2
Diesel (C$/ltr)	$0.90	10% change in diesel price	$6
Silver ($/oz)	$22.00	$1 / oz change in silver price	<$1
Copper ($/lb)	$4.00	10% change in copper price	<$1
Zinc ($/lb)	$1.40	10% change in zinc price	<$1

Depreciation Guidance

Agnico Eagle expects 2022 depreciation and amortization expense to be between $1.37 and $1.47 billion.

For financial reporting purposes, the Merger is determined to be a business combination with Agnico Eagle identified as the acquirer. As a result, the purchase consideration is allocated to the identifiable assets and liabilities of Kirkland Lake Gold based on their fair values as of February 8, 2022 (the "Purchase Price Allocation"). The estimated 2022 depreciation and amortization expense has considered a preliminary fair value allocation to the Kirkland Lake Gold assets, however, the estimate is subject to change based on the finalization of the Purchase Price Allocation, which will take place within the twelve months following the acquisition date.

General & Administrative Cost Guidance

Agnico Eagle expects 2022 general and administrative expenses to be between $165 and $175 million, excluding share-based compensation. In 2022, share based compensation expense is expected to be between $50 and $60 million (including non-cash stock option expense of between $10 and $15 million).

The 2022 forecast for general and administrative expenses exclude corporate synergies set out in the "Optimization and Synergies Expected to Generate Significant Value" section of this news release.

Other Cost Guidance

In 2022, Agnico Eagle expects additional expenses of approximately $31 million related to site maintenance costs at Hope Bay and other expenses of approximately $13 million related to sustainable development activities in the Abitibi region of Quebec and COVID-19 costs.

Tax Guidance

For 2022, the Company expects its effective tax rates to be:

Canada – 40% to 45%

Mexico – 35% to 40%

Australia – 30%

Finland – 20%

The Company's overall effective tax rate is expected to be approximately 40% for the full year 2022.

Updated Three Year Operational Guidance Plan

Since the prior three-year gold production guidance issued on February 11, 2021 ("Previous Guidance") for 2022 and 2023, there have been several operating developments resulting in changes to the overall three-year production profile at several mines. Descriptions of these operating developments, based on the mid-point of gold production guidance, are set out below.

ABITIBI REGION, QUEBEC

LaRonde Complex Forecast	2021	2022	2023	2024
Previous Guidance (oz)	375,000	382,500	405,000	n.a.
Current Guidance (oz)	379,734 (actual)	380,000	382,500	382,500

LaRonde Complex Forecast 2022	Ore Milled ('000 tonnes)		Gold (g/t)	Gold Mill Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)
		2,981	4.17	95.1%	10.26	75.5%

	Production and Minesite Costs per Tonne (C$)[8]		Zinc (%)	Zinc Mill Recovery (%)	Copper (%)	Copper Mill Recovery (%)
	C$	120.68	0.40%	71.1%	0.13%	77.3%

At the LaRonde Complex, the gold production guidance is in line with Previous Guidance for 2022 and lower in 2023. The expected reduction in gold production in 2023 is primarily due to an adjustment to the mining rate and mining sequence at the LaRonde mine. The optimized mining plan is expected to help secure the excavation of the high grade stopes in the East and West mines. The lower grade stopes located in the junction area between the East and West mines are now expected to be mined in the later part of the mine life.

At the LaRonde Zone 5 ("LZ5") mine, the successful implementation of automated mining techniques has resulted in a consistent improvement in productivity in 2021 and the forecast production rate for 2022 is expected to be 3,200 tonnes per day ("tpd").

8 Minesite costs per tonne is a non-GAAP measure that does not have a standardized meaning under the financial reporting framework used to prepare the Company's financial statements. For a reconciliation to production costs see "Reconciliation of Non-GAAP Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

Canadian Malartic Forecast	2021	2022	2023	2024
Previous Guidance (oz)	350,000	330,000	350,000	n.a.
Current Guidance (oz)	357,392 (actual)	320,000	330,000	340,000

Canadian Malartic Forecast 2022	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne (C$)
	9,487	1.17	89.7%	C$	34.09

At Canadian Malartic (in which Agnico Eagle has 50% ownership), the lower production guidance in 2022 and 2023 as compared to Previous Guidance is primarily due to a reduction in the mill throughput to 51,500 tpd (100% basis). This reduction is being carried out to optimize the processing plan to improve the production profile during the transition to the underground Odyssey project. This optimization is also expected to result in enhanced financial metrics and cash flow. The mill throughput is forecast to return to full capacity of approximately 60,000 tpd (on a 100% basis) in the second half of 2024 as the underground mining operations ramp up.

In 2022, approximately one-third of the production is expected to be sourced from the Canadian Malartic pit and two-thirds from the Barnat pit.

The Odyssey project is forecast to gradually start production in the first half of 2023, contributing approximately 23,000 ounces of gold in 2023 and 38,000 ounces of gold in 2024 (50% basis).

Goldex Forecast	2021	2022	2023	2024
Previous Guidance (oz)	133,000	140,000	142,500	n.a.
Current Guidance (oz)	134,053 (actual)	135,000	135,000	125,000

Goldex Forecast 2022	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne (C$)
	2,815	1.66	89.9%	C$	46.52

At Goldex, the production guidance is slightly lower than Previous Guidance for 2022 and 2023. The production guidance in 2022 and 2023 reflects a more conservative mining rate in the South zone of 800 tpd, consistent mining rates from the Deep 1 area and the anticipated increase in the Rail-Veyor capacity to 7,500 tpd.

ABITIBI REGION, ONTARIO

Detour Lake forecast	2021	2022	2023	2024
Previous Guidance (oz)*	700,000	700,000	700,000	n.a.
Current Guidance (oz)	712,824 (actual)	715,000	715,000	715,000

Detour Lake Forecast 2022	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne (C$)
	25,772	0.94	91.8%	C$	22.37

*For the Detour Lake mine, Previous Guidance refers to the prior three-year gold production guidance issued by Kirkland Lake Gold on December 10, 2020.

At Detour, the production guidance is higher in 2022 and 2023, when compared to Previous Guidance, reflecting the continuous optimization of the operation.

Macassa Forecast	2021	2022	2023	2024
Previous Guidance (oz)*	237,500	310,000	412,500	n.a.
Current Guidance (oz)	210,192 (actual)	180,000	210,000	340,000

Macassa Forecast 2022	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne (C$)
	233	24.4	98.4%	C$	692.80

*For the Macassa mine, Previous Guidance refers to the prior three-year gold production guidance issued by Kirkland Lake Gold on December 10, 2020.

The lower production guidance for the Macassa mine in 2022 and 2023, when compared to Previous Guidance, reflects a slower ramp up of mining activities than anticipated. This slower ramp up is partly due to a re-evaluation of the development and mining sequence, compounded by the ongoing impact of reduced equipment availability caused by increased maintenance requirements, poor battery performance and delays in new battery delivery.

NUNAVUT

Meliadine Forecast	2021*	2022	2023	2024
Previous Guidance (oz)	370,000	390,000	385,000	n.a.
Current Guidance (oz)	391,687 (actual)	370,000	380,000	380,000

Meliadine Forecast 2022	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne (C$)
	1,709	6.98	96.5%	C$	231.11

* Includes 2021 pre-commercial gold production of 24,057 ounces from the Tiriganiaq open pit

At Meliadine, the production guidance is lower than the Previous Guidance in 2022 and in 2023. The lower production guidance in 2022 incorporates the impact of COVID-19 related reductions in mining activities in January 2022. In 2023, the production guidance reflects minor adjustments to the mining sequence.

Meadowbank Complex Forecast	2021*	2022	2023	2024
Previous Guidance (oz)	370,000	400,000	415,000	n.a.
Current Guidance (oz)	324,808 (actual)	347,500	355,000	430,000

Meadowbank Complex Forecast 2022	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne (C$)
	3,702	3.14	93.0%	C$	139.72

* Includes 2021 pre-commercial gold production of 1,956 ounces from the Amaruq underground project

At the Meadowbank Complex, the production guidance is lower than Previous Guidance for 2022 and 2023. The lower production guidance in 2022 incorporates the COVID-19 related suspension of mining and milling activities that commenced in December 2021 and gradual ramp-up into February 2022. In addition, the Company has revised the open pit mining sequence and mining rate in 2022 and 2023 to 35 million tonnes per year, in line with current performance. As a result, the ore processed and gold grades in 2022 and 2023 are slightly lower than previously anticipated. The Company now forecasts gold production above 400,000 ounces per year starting in 2024.

Amaruq underground is forecast to contribute approximately 30,000 ounces of gold in 2022 and 100,000 ounces of gold in 2023 and in 2024.

Every year, the caribou migration is factored into the Company's production plan. This migration can affect the ability to move materials on the road between Amaruq and Meadowbank and between Meadowbank and Baker Lake. Wildlife management is an important priority and the Company is working with Nunavut stakeholders to optimize solutions to safeguard wildlife and minimize production disruptions.

AUSTRALIA

Fosterville Forecast	2021	2022	2023	2024
Previous Guidance (oz)*	412,500	362,500	362,500	n.a.
Current Guidance (oz)	509,601 (actual)	400,000	375,000	247,500

Fosterville Forecast 2022	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne (A$)
	768	16.66	97.3%	A$	264.86

*For the Fosterville mine, Previous Guidance refers to the prior three-year gold production guidance issued by Kirkland Lake Gold on December 10, 2020.

The improved production forecast for the Fosterville mine in 2022 and 2023 reflects higher confidence in the mine plan and successful mineral reserve replacement in 2021.

FINLAND

Kittila Forecast	2021	2022	2023	2024
Previous Guidance (oz)	250,000	257,500	265,000	n.a.
Current Guidance (oz)	239,240 (actual)	242,500	250,000	240,000

Kittila Forecast 2022	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne (EUR)
	1,984	4.35	87.4%	€84.85

At Kittila, the lower production guidance for 2022 and 2023 compared to Previous Guidance is primarily due to revisions to the grade profile related to changes to the mining sequence which resulted from the delayed shaft commissioning. Commissioning of the production hoist is now expected in late 2022 or early 2023.

MEXICO

Pinos Altos Forecast	2021	2022	2023	2024
Previous Guidance (oz)	122,500	125,000	120,000	n.a.
Current Guidance (oz)	126,932 (actual)	127,500	127,500	127,500

Pinos Altos Forecast 2022	Total Ore ('000 tonnes)	Gold (g/t)	Gold Recovery (%)
	1,918	2.21	93.6%

	Production and Minesite Costs per Tonne	Silver (g/t)	Silver Mill Recovery (%)
	$75.52	48.01	46.2%

At Pinos Altos, the production guidance is higher than the Previous Guidance in 2022 and 2023 largely due to an expected increase in throughput levels from the contribution of the Sinter and Reyna de Plata satellite deposits and higher gold grades at Pinos Altos. The Company will continue the development of the Cubiro satellite deposit and prepare the operation for a production ramp-up in the second half of 2023.

La India Forecast	2021	2022	2023	2024
Previous Guidance (oz)	77,000	75,000	42,500	n.a.
Current Guidance (oz)	63,529 (actual)	82,500	70,000	22,500

La India Forecast 2022	Total Ore ('000 tonnes)	Gold (g/t)	Gold Recovery (%)
	7,348	0.52	67.2%

	Production and Minesite Costs per Tonne	Silver (g/t)	Silver Recovery (%)
	$11.52	2.57	14.3%

At La India, the production guidance in 2022 and 2023 is higher than the Previous Guidance. In 2022, the La India mine is expected to benefit from the delayed recovery of the gold ounces stacked on the heap leach in the second quarter of 2021. This delay was due to the shortage of water, which affected heap leach kinetics. In 2023, the higher gold production results from an optimization of the final pit bottom and an increase in mineral reserves at the El Realito deposit.

Total Capital Expenditure Forecast

Estimated capital expenditures for 2022 total approximately $1.4 billion, which includes approximately $703.3 million of sustaining capital at the Company's operating mines and $709.6 million on growth projects, as set out in the table below. Additionally, approximately $11.3 million is expected to be spent on sustaining capitalized exploration and $119.4 million on non-sustaining capitalized exploration. For additional detail on capitalized exploration, refer to the "2022 Exploration Program and Budget" section of this news release.

Estimated 2022 Capital Expenditures

(In thousands of US dollars)

	Sustaining Capital	Development Capital
LaRonde Complex	$83,800	$65,000
Canadian Malartic mine (50%)	76,900	103,700
Goldex mine	27,500	17,200
Detour Lake mine	175,500	178,300
Macassa mine	43,300	105,000
Meliadine mine	52,800	85,300
Meadowbank Complex	69,700	51,200
Fosterville mine	71,100	16,100
Kittila mine	50,100	54,000
Pinos Altos mine	27,200	28,100
La India mine	6,200	5,700
Other	19,200	—
Total Capital Expenditures	$703,300	$709,600

Using the Company's 2022 budget assumptions, annual sustaining capital expenditures for 2023 and in future years are expected to remain stable at approximately $675 to $725 million. Based on the extensive list of high-quality development growth opportunities, which are discussed below, and depending on prevailing gold prices and the timing of project approvals, the Company expects that total development capital in future years could be approximately $625 to $675 million. Overall, annual capital expenditures are expected to be approximately $1.3 to $1.4 billion through 2024.

2022 Exploration Program and Budget – Continuation of Aggressive Exploration Program at Detour Lake and Odyssey Underground Project to Advance Two Significant Future Contributors to Mineral Reserve Growth. Large Program to Extend Life of Mine at LaRonde, Macassa, Meliadine, Amaruq, Fosterville and Kittila while Advancing Priority Pipeline Projects Hope Bay and Santa Gertrudis

As a result of continued exploration success at several projects, the Company has budgeted $324 million for exploration expenditures in 2022, comprised of $193 million for expensed exploration and $131 million for capitalized exploration.

The objective is to build on recent exploration success and identify additional mineral resources and convert mineral resources into mineral reserves. This is part of the strategy to develop the full potential of existing operations and key projects in the Company's pipeline.

The priorities of the 2022 exploration program are the expansion of the Detour Lake pit, the underground Odyssey project at Canadian Malartic and campaigns at several assets: LaRonde Complex, Meliadine, Macassa, Fosterville, Kittila and Hope Bay.

At the LaRonde Complex, the Company expects to spend approximately $12.0 million for continued development of exploration drifts from the LaRonde 3 infrastructure towards the west below the LZ5 mine workings and for 43,500 metres of drilling into multiples targets including Zone 5, Zone 6, Zone 20N and the recently discovered Zone 20N Zn South with the aim of adding new mineral reserves and mineral resources to extend the mine life of the LaRonde Complex into the 2030s.

At the Goldex mine, the Company expects to spend approximately $5.6 million for 45,300 metres of drilling comprised of 39,300 metres of conversion drilling and 6,000 metres of exploration drilling, focused on the M Zone, West area, South Zone and at depth in the Deep 3 Zone.

At the Canadian Malartic mine, the Company expects to spend approximately $11.9 million (50% basis) for 136,800 metres (100% basis) of exploration and conversion drilling focused on aggressive infill drilling at the East Gouldie deposit to improve confidence in the mineral resource, to continue the conversion of inferred mineral resources to indicated mineral resources and to refine the geological model. With ramp development under way as part of the Odyssey Mine project, the Company will be able to continue underground conversion drilling from the ramp in 2022. In addition, the Company is planning to spend approximately $4.1 million (50% basis) on 21,900 metres (100% basis) of exploration drilling to expand mineralization towards the east in the East Gouldie horizon and the new Titan zone at depth on the Rand property. Some drilling is also planned on the nearby East Amphi property to extend the Nessie and Kraken zones.

At the Detour Lake mine, the Company expects to spend approximately $35.8 million for 194,000 metres of capitalized drilling to expand mineral resources at depth and to the west, and $10.1 million for 40,000 metres for exploration drilling to continue to investigate the Sunday Lake deformation zone to the east and west of the current pit's mineral resources.

At the Macassa mine, the Company expects to spend approximately $20.3 million for 99,900 metres in capitalized drilling and to develop exploration drifts to replace mineral reserves and mineral resources depletion. Another $18.9 million is budgeted for exploration, including $10.4 million for 89,700 metres of exploration drilling to continue to investigate extensions of key targets at South Mine Complex (East, West, Upper and Lower), Main Break, '04 Break, Amalgamated Break and near-surface. The remaining $8.6 million of exploration will be spent developing a 1.3 kilometre exploration ramp from the Near-Surface area in order to access, develop and infill with underground drilling the mineralization on the AK property.

For regional exploration in Ontario, the Company expects to spend a total of $19.1 million for 53,900 metres of drilling, including: $2.6 million for 12,200 metres for surface exploration drilling at the AK property for mineral resource conversion; $7.9 million for 15,800 metres of drilling at the Upper Beaver and Upper Canada deposits and other targets in the Kirkland Lake camp; and $8.7 million for the Taylor, Hislop, Holloway West and other properties in the Kirkland Lake and Timmins areas that are joint ventures with Melkior Resources, Mistango River Resources, OreFinders Resources and Wallbridge Mining.

At the Meliadine mine, the Company expects to spend approximately $8.4 million for 27,300 metres of capitalized drilling with a focus on conversion drilling at the Tiriganiaq, Normeg, Wesmeg and Pump deposits, as well as exploration drilling of the Tiriganiaq, Wesmeg, Pump and F-Zone deposits, which are all open at depth.

At the Meadowbank Complex, the Company expects to spend approximately $10.4 million for 42,800 metres of drilling comprised of 20,200 metres of conversion drilling and 22,700 metres of exploration drilling focused on testing open-pit extensions of mineralization and the potential for further underground deposits at the Amaruq satellite operation. The Company expects to spend $9.1 million for 19,000 metres of drilling to investigate for new, near-surface satellite deposits close to the road and infrastructure around the Meadowbank/Amaruq area. Any new open-pittable discoveries have the potential to extend the life of mine at Amaruq in conjunction with the extensions of higher-grade underground mineralization at Amaruq.

At the Hope Bay mine, the Company expects to complete 80,000 metres of drilling in a $32.2 million exploration program that will include $17.9 million to develop new exploration drifts and 29,000 metres of underground exploration drilling at the Doris deposit to explore the extensions of mineralization and to add mineral reserves and mineral resources in the BTD zone to the north and in the BCO, BCN and West Valley zones below the dike. The Company expects to spend $14.3 million for 51,000 metres of surface drilling into exploration targets around the Doris Mine, between the Doris and Madrid deposits, and around the Madrid deposit with the objective of adding mineral reserves and mineral resources to the project.

At the Fosterville mine, the Company expects to spend approximately $34.6 million for 121,400 metres of capitalized drilling and the development of exploration drifts to replace mineral reserve depletion and to add mineral resources in the Cygnet, Lower Phoenix and Robbin's Hill areas. Another $19.7 million is budgeted for 62,000 metres of underground and surface exploration with the aim of discovering additional high-grade mineralization at Fosterville. An additional $2.9 million is budgeted for 20,000 metres of regional exploration drilling on properties surrounding the Fosterville mine and $4.2 million is budgeted for 9,800 metres of drilling in the Northern Territories mostly to test new targets at Pine Creek, Maud Creek, Mt Paqualin and Union Reefs.

At the Kittila mine, the Company expects to spend approximately $12.4 million for 69,600 metres of drilling focused on the Main zone in the Roura and Rimpi areas as well as the Sisar zone. The drilling includes 46,800 metres of capitalized conversion drilling at the mine as described above and 22,800 metres of expensed exploration drilling. The expensed drilling will be focused on targets beyond the current mineral reserve area, especially from 1,500 to 2,000 metres depth and at shallower depths in the area north of the mine.

At the Pinos Altos mine, the Company expects to spend approximately $3.5 million for 17,400 metres of expensed exploration drilling. The two main objectives are to continue to infill and expand the mineral resource at Cubiro, and to test the depth potential of the Cerro Colorado, Santo Nino and Reyna East zones and other targets on the property. Another $800,000 is budgeted for 5,000 metres of capitalized drilling.

At the La India mine, the Company expects to spend approximately $2.6 million for 13,000 metres of drilling to investigate for the extensions of oxide targets near the Main Zone and to grow and infill the Chipriona polymetallic sulphide deposit.

Project development and exploration costs for Santa Gertrudis in 2022 are estimated at approximately $19.0 million. Regional exploration includes $13.2 million for approximately 35,500 metres of drilling focused on expanding the mineral resources and testing extensions of high-grade structures such as the Amelia deposit and exploring new targets, and $3.5 million for approximately 16,500 metres of drilling will primarily be for infilling open pit deposits. Another $2.3 million are expected to be spent on internal studies and metallurgical work.

2022 Global Exploration Program and Corporate Development Budget

	Expensed Exploration		Capitalized Exploration
		thousand	Sustaining	Non-Sustaining	thousand
	$ million	metres	$ million	$ million	metres
Quebec
LaRonde Complex	$10.0	27.7	$2.0	$—	15.8
Goldex	0.6	6.0	1.3	3.7	39.3
Quebec Regional	4.0	12.0	—	—	—
Canadian Malartic Corporation*	4.1	21.9	—	11.9	136.8

Ontario
Detour Lake	10.1	40.0	—	35.8	194.0
Macassa	18.9	89.7	0.5	19.8	99.9
Ontario regional and projects	19.1	53.9	—	—	—

Nunavut
Meliadine	—	—	1.4	7.1	27.3
Meadowbank Complex	5.3	22.7	0.3	4.8	20.2
Hope Bay	32.2	80.0	—	—	—
Nunavut Regional	9.1	19.0	—	—	—

Australia
Fosterville	22.7	82.0	0.3	34.3	121.4
Northern Territories	4.2	9.8	—	—	—

Europe
Kittila	5.8	22.8	4.6	2.0	46.8
Europe Regional	5.6	12.0	—	—	—

Mexico
Pinos Altos	3.5	17.4	0.8	—	5.0
La India	2.6	13.0	0.1	—	—
Santa Gertrudis	16.7	51.5	—	—	—
Mexico Regional	7.6	—	—	—	—
USA	6.7	3.0	—	—	—
G&A, Joint Ventures, Other	4.2	23.1	—	—	—
Total Exploration	$193.0	607.5	$11.3	$119.4	706.5
Hope Bay Other Expenditures	14.3
Other Project Studies	22.8		—	—
Total Corporate Development and Technical Services	28.4		—	—
Total Exploration and Project Expenses	$258.5		$11.3	$119.4

*For the Canadian Malartic mine and projects, in which Agnico Eagle holds a 50% indirect interest, the expenses in this table represent 50% of the total expenses, but the drill lengths represent 100% of drilling.

Future Value Drivers

Optimization and Synergies Expected to Generate Significant Value

Based on preliminary work done as part of the due diligence review of the Merger, the Company previously disclosed that synergies and optimization benefits related to the Merger were estimated to total $800 million before tax over the next five years and $2 billion over the next ten years. While still preliminary, further work has identified synergy and optimization opportunities that have the potential to exceed these previous estimates.

Given the work and complexity involved in attaining these synergies, and given the volatile and inflationary price environment, these synergies have not been reflected in the production and cost guidance provided in this news release. However, in 2022, the Company expects to realize Merger-related corporate and operational synergies of approximately $40 million to $60 million, of which $12 million have already been realized at the time of this news release. Additional detail on the sources of these benefits is set out below.

Corporate Synergies

The Company originally estimated a ramp up to approximately $35 million per year in Merger-related corporate synergies (approximately $145 million over five years, $320 million over 10 years). Work since the Merger has confirmed this initial estimate, including:

•	Lower financing costs due to recognition of the Company's strengthened credit profile. The Company has already realized recurring savings of approximately $10 million annually through the optimization and re-structuring of its credit facilities and other treasury related items
•	Projected savings in corporate payroll ($8 to $12 million) due to early retirements, elimination of overlapping roles, and not filling certain positions
•	Lower combined information technology costs due to elimination of duplicate infrastructure and licensing ($2 to $4 million)
•	Other general and administrative savings ($10 to $12 million) on costs such as insurance, office space and general consultants. The Company has already realized an immediate one-time saving of $2 million on insurance costs

Actual corporate synergies for 2022 are forecast to be approximately $15-25 million. The Company believes there is opportunity to exceed the original $35 million annual synergy target in 2024 and beyond.

Operational Synergies

The Company originally estimated potential operational synergies in excess of $130 million per year ($440 million over five years, $1.1 billion over 10 years). Work is underway to refine and confirm these potential synergies. While realization of these synergies will be a multi-year endeavor, additional work since the Merger has identified opportunities to potentially exceed this initial estimate as set out below.

Procurement

The Company is currently reviewing procurement practices and evaluating the possibility that consolidating vendors would result in significant annual savings. The Company is targeting approximately $35-$50 million per year in savings, with more modest savings in 2022, and increased savings realized in later years. The initial efforts will prioritize opportunities related to the Canadian operations due to their close proximity and will focus on savings related to warehousing and logistics, mobile equipment/parts, tires, explosives, mill reagents and consumables, cement, hydrocarbons and services.

Other Operational Synergies

The Company has identified a number of other opportunities for operational synergies, including:

•	Implementing process improvements across the business resulting in higher recoveries, increased availability or lower operating costs
•	Opening off-site operations and monitoring centres to increase operating hours and productivity
•	Optimizing exploration programs and execution
•	Leveraging Macassa's experience in equipment electrification at other operations to reduce operating costs and the Company's carbon footprint
•	Extending the Company's automation expertise to the Macassa and Fosterville operations in order to drive productivity and efficiency
•	Lowering consulting costs by consolidating and streamlining the technical services group
•	Centralizing drillhole databases and modelling work to create exploration drilling, modelling and data management synergies
•	Streamlining and combining assay laboratories in the Quebec and Ontario regions to increase efficiency and lower costs
•	Lowering treatment fees for Detour, Macassa and Fosterville

The Company estimates the operational synergies and other cost reduction measures have the potential to reduce production costs by up to $10 per ounce in 2022 and with the potential reduction of up to $30-$40 per ounce in later years.

Strategic Optimization

The Company is currently in the process of reviewing strategic opportunities to reduce current and future expenditures as part of its project pipeline (original estimate of up to $240 million over five years, $590 million over 10 years). The Company has identified two priority opportunities below.

Mining the AK deposit from Macassa infrastructure

The Company is evaluating the possibility of using the existing Macassa Near Surface Zone infrastructure to access the AK deposit. Mining of the AK deposit through Macassa's infrastructure would be similar to the mining activity at LZ5 (at the LaRonde Complex). Preliminary evaluations indicate that mining activities could begin as early as 2024 and production could average approximately 40,000 ounces per year, at total cash cost per ounce of $650-$750. This production is expected to have a positive impact on cash flow generation at Macassa. Permitting work is ongoing and the Company expects to make a production decision later in 2022. Additional detail is provided later in this news release.

Upper Beaver project review

The Company is currently reviewing the concept of leveraging the Macassa infrastructure or the Holt Complex infrastructure and the shaft sinking experience at Macassa to enhance project returns at Upper Beaver. The sinking of the Macassa #4 Shaft is now complete. The Macassa internal team and shaft sinking equipment could be used at Upper Beaver and could result in potential savings of tens of millions of dollars.

Consolidation of Mining Assets and Infrastructure in the Kirkland Lake Gold Camp

Following the completion of the Merger, Agnico Eagle controls 1,917 mineral titles covering approximately 29,469 hectares (295 square kilometres) in the prolific Kirkland Lake gold camp, which has historically produced more than 25 million ounces of gold to the end of 2021.

The large property measures approximately 35 kilometres long by 17 kilometres wide, encompassing the Town of Kirkland Lake, an active gold mining town of 8,000 inhabitants, with ready transportation, power and infrastructure.

Following the Merger, the Company now owns the producing Macassa mine and mill and the Holt mining complex near Matheson, Ontario (approximately 60 kilometres northeast of Kirkland Lake). The Holt mill, which is currently on care and maintenance, has a capacity of 3,000 tpd and a fully permitted tailings storage facility. The Company plans to evaluate the potential to integrate a number of satellite deposits with the existing infrastructure in the region. The significant opportunities (100% owned) are set out below:

•	AK deposit
•	Upper Beaver deposit
•	Other regional deposits – Upper Canada, Anoki-McBean and Bidgood
•	Opportunities along the Main Break where the Company now controls six past producing mines

AK deposit could provide near-term incremental ore feed to the Macassa mill

The AK deposit consists of lode-style gold mineralization hosted by altered and pyritic Timiskaming volcanic and sedimentary rocks. The deposit is hosted in one of many northeast-trending structures that lie between the Kirkland Lake Main Break and the Larder Lake-Cadillac Deformation Zone ("LCDZ"). The gold mineralization is of two types: gold-bearing quartz and quartz breccia veins, and gold within pyrite-altered host rocks.

The AK deposit is located very close to the Macassa property boundary and lies within a few hundred metres of the existing Macassa underground workings. At year-end 2021, the AK deposit was estimated to contain 265,000 ounces of indicated mineral resources (1.3 million tonnes grading 6.51 g/t gold) and 406,000 ounces of inferred mineral resources (2.4 million tonnes grading 5.32 g/t gold). Because of the proximity to the property boundary, the deformation zone hosting the AK deposit, which extends laterally and at depth, it has not been drill tested extensively. This zone, along with the eastern trend of the Amalgamated Break, remain interesting targets for new discoveries.

In 2022, the Company plans to develop a 1.3 kilometre exploration ramp from the existing Macassa Near-Surface Zones ("NSUR"), which is expected to cost approximately $8.6 million. The exploration ramp is designed to provide access to carry out infill drilling and collect a bulk sample from the higher grade portions of the deposit.

Mining of the AK deposit is expected to be similar to the mining activity at LZ5 (at the LaRonde Complex). An initial evaluation estimates that production from the AK deposit could begin as early as 2024 and ramp up over a seven-year period. Production is forecast to average approximately 40,000 ounces per year with average cash total costs per ounce of approximately $650-$750.

The forecast parameters surrounding the Company's proposed AK deposit were based, in part, on the results of internal evaluations. These evaluations include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the forecast production amounts set out in this news release will be realized.

Upper Beaver – Potential to be a long-life gold-copper producer

The Upper Beaver deposit is located approximately 27 kilometres from the Macassa mine, and 60 kilometres from the Holt mining complex. Upper Beaver is a gold-copper deposit that is mainly hosted in the Upper Beaver alkalic intrusive complex and the surrounding basalts it intruded, and is associated with disseminated pyrite and chalcopyrite, and magnetite-sulphide veining associated with strong magmatic-hydrothermal alteration. The mineralization occurs as elongated tabular bodies that strike northeast, dip steeply northwest and plunge 65 degrees to the northeast. The mineralization has been defined along a 400-metre strike length from surface to a depth of 2,000 metres and it remains open at depth.

In 2021 at Upper Beaver, 163 holes totaling 58,691 metres were drilled in both the shallow conversion program between surface and 500 metres depth and the conversion and expansion drilling at depths between 800 and 1,500 metres that targeted the Porphyry, Footwall and Gap zones. The conversion and expansion drilling continued to intersect significant high-grade mineralization, further expanding the Footwall and Porphyry zones at depth. Recent results include a highlight intercept grading 8.7 g/t gold and 0.81% copper over 18.2 metres at 1,435 metres depth in the East Porphyry Zone.

The 2021 exploration results are expected to have a positive impact on the next mineral reserve and mineral resource estimate to be included in an internal technical evaluation of the Upper Beaver deposit expected to be completed in 2022. The Company believes that with ongoing exploration, there is strong potential to delineate additional mineral resources at depth and proximate to the known deposit areas. The mineral reserves and mineral resources presented below are unchanged from December 31, 2020.

As of December 31, 2021, Upper Beaver had approximately 1.4 million ounces of gold and 20,000 tonnes of copper in underground probable mineral reserves (8.0 million tonnes grading 5.43 g/t gold and 0.25% copper); 403,000 ounces of gold and 5,100 tonnes of copper in underground indicated mineral resources (3.6 million tonnes grading 3.45 g/t and 0.14% copper); and 1.4 million ounces of gold and 17,300 tonnes of copper in underground inferred mineral resources (8.7 million tonnes grading 5.07 g/t and 0.20% copper). For a detailed discussion of mineral reserves and mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2021)" in this news release.

The Company is evaluating different scenarios on how to best mine the deposit that starts from surface and remains open below 1.8 kilometres. In the 1930s, the Upper Beaver deposit was mined from surface to 400 metres depth, exploiting narrow high-grade zones containing gold and copper. The Company believes that Upper Beaver has the potential to be a low-cost mine with annual production in the range of 150,000 ounces to 200,000 ounces of gold and moderate capital outlays.

Following completion of the Merger, the Company also has more processing options available including building a standalone mill and tailings facility at site or using an existing mill and tailings facility at either the Macassa mine or the Holt mining complex.

The above options will be reviewed in the Upper Beaver internal technical evaluation which is expected to be completed later this year.

Other regional deposits could support a centralized milling complex

The Upper Canada deposit lies approximately 6 km southwest of the Upper Beaver property, and 1.6 km north of the main LCDZ, within a 300 to 400-m-wide strongly altered deformation corridor. Host rocks are primarily volcanic (trachyte) tuffs and sediments that have been intruded by syenite bodies. Gold mineralization is associated with intensely altered shear zones with fine pyrite and ancillary sulphide mineralization. En-echelon higher-grade lenses are present within a broader envelope of lower grade mineralization.

Upper Canada was in production from the 1930s to the 1970s and produced 1.5 million ounces. Drilling by various owners over the last few decades has defined a wider zone around the old narrow workings hosting the current mineral resources.

At year-end 2021, the Upper Canada deposit was estimated to contain 104,000 ounces of gold in open pit indicated mineral resources (2.0 million tonnes grading 1.62 g/t) and 618,000 ounces of gold in underground indicated mineral resources (8.4 million tonnes grading 2.28 g/t). In addition, there are 1.8 million ounces of gold in underground inferred mineral resources (8.7 million tonnes grading 3.21 g/t).

The combined indicated mineral resources at the property's Anoki-McBean deposit have been estimated at 1.9 million tonnes grading 5.33 g/t gold (containing 320,000 ounces of gold) as of December 31, 2021, and there are additional inferred mineral resources, all at underground depths.

For additional details on the Upper Canada, Anoki-McBean mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2021)" in this news release.

Work is ongoing to evaluate the potential to develop the regional deposits as potential ore feed to existing milling infrastructure in the region.

Opportunities along the past producing Main Break

Agnico Eagle now controls six of the original producing mines along the Main Break in the Kirkland Lake mining camp. The underground workings of these mines are all interconnected and tie into production areas at the Macassa mine.

The gold mineralization at Macassa and the other past producing mines is found along breaks or faults, in veins as quartz filled fractures, as breccias and as sulphide rich (pyrite) zones. There are multiple mineralized breaks, named the '04, '05, No.6, Kirkland Lake Main and the Kirkland Lake North and South branches. The breaks strike 60° to the northeast and dip 70-80° south in keeping with the Timiskaming trend. The trend of the gold mineralization in the Kirkland Lake camp conforms to the 60° westerly plunge of the syenite intrusives.

The Company plans to continue to work with the historical data to assess the potential of longer-term exploration targets along the Main Break. The near-term focus will be to assess the mineral potential to the east and along the Main Break below the 5800 Level at Macassa and east onto the Kirkland Minerals and Teck-Hughes properties. Any significant discoveries on these properties could provide incremental sources of ore for the Macassa mill.

Detour Lake – Ongoing Exploration Success Expected to Drive Future Mineral Reserve Growth and Provide Additional Opportunities to Enhance Production

The Detour Lake open pit mine is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost portion of the Abitibi Greenstone Belt. The Detour Lake operation has a mine life of approximately 22 years with expected average gold production of 659,000 ounces per year.

Detour Lake was acquired by Kirkland Lake Gold on January 31, 2020, through its acquisition of Detour Gold Corporation. At the time of the acquisition, Kirkland Lake Gold identified significant opportunities to generate value through growth in mineral resources and mineral reserves, as well as through initiatives aimed at expanding and optimizing mining and milling operations and tailings impoundment facilities.

On March 30, 2021, Kirkland Lake Gold released an updated technical report (the "2021 Detour Lake Technical Report") for the Detour Lake mine. The report estimated gold production of 680,000 to 720,000 ounces from 2021 to 2024, increasing to approximately 800,000 ounces in 2025, with AISC per ounce averaging $775 from 2021 to 2025 and $821 over the 22-year life of mine plan. The 2021 Detour Lake Technical Report did not include any of the exploration results from the period after Detour Lake was acquired by Kirkland Lake Gold, nor did it include the full impact of business improvement initiatives undertaken following the acquisition.

A highlight of the program to create value at Detour Lake has been the exploration success achieved since the acquisition in 2020. A key exploration focus was the Saddle Zone, which is located between the existing Main Pit and the planned West Pit. The Saddle Zone had previously been under explored and contained no mineral reserves and only limited mineral resources. Other key targets included the extension at depth of both the Main Pit and planned West Pit as well as areas west of the existing West Pit mineral reserves, which was also an area that had seen limited previous drilling.

Exploration results in 2020 and 2021 demonstrate the existence of a broad and continuous corridor of mineralization extending over 4.0 kilometres from the Main Pit through the Saddle Zone to the planned West Pit location to a depth of at least 800 metres below surface with the system remaining open.

Exploration results have also expanded the mineralized corridor to at least 400 metres west of the planned West Pit, with the corridor remaining open. In addition, drill results have identified broad zones of higher-grade mineralization below the current pit shells for the Main Pit and West Pit, indicating the potential to add both open-pit and, potentially underground, mineral reserves and mineral resources. In 2021, Kirkland Lake Gold carried out a $41.2 million exploration program at Detour Lake.

On September 2, 2021, Kirkland Lake Gold released an updated mineral resource estimate (the "Mid-Year 2021 Mineral Resource Estimate"), which incorporated drilling results at Detour Lake up to July 26, 2021. The new estimate included a 10.1 million ounce increase in measured and indicated open-pit mineral resources to 14.7 million ounces of gold (572.0 million tonnes at 0.80 g/t). The 14.7 million ounces of open-pit measured and indicated mineral resources consists of 12.2 million ounces of gold (386.5 million tonnes at 0.98 g/t) established using a 0.50 g/t cut-off grade and 2.5 million ounces of gold (185.5 million tonnes at 0.42 g/t) of lower-grade mineral resources established using cut-off grades between 0.35 – 0.50 g/t.

Under previous mine plans, the low-grade mineral resources represented material that was expected to be mined as waste, whereas the Mid-Year 2021 Mineral Resource Estimate anticipated they would be mined, stockpiled and processed in later years strategically as mill availability increases.

Mineral reserves and mineral resources as at December 31, 2021 did not include the impact of the Mid-Year 2021 Mineral Resource Estimate, nor any of the drilling results conducted after the Mid-Year 2021 Mineral Resource Estimate. At December 31, 2021, mineral reserves at Detour Lake were estimated at 15.0 million ounces of gold (573.3 million tonnes at 0.82 g/t), representing mineral reserves as at December 31, 2020 less the impact of production depletion during 2021. The 15.0 million ounces of mineral reserves at December 31, 2021 includes 13.1 million ounces of gold (426.8 million tonnes at 0.96 g/t) established using a 0.50 g/t cut-off grade and 1.9 million ounces of gold (146.5 million tonnes at 0.41 g/t) using a cut-off grade of less than 0.50 g/t. Open pit measured and indicated mineral resources were estimated at 14.7 million ounces of gold (572.0 million tonnes at 0.80 g/t) and inferred mineral resources were estimated at 1.2 million ounces of gold (52.4 million tonnes at 0.71 g/t).

Production at Detour Lake in 2021 totaled a record 712,824 ounces of gold, a 38% increase from the 516,757 ounces of gold for the 11 months in 2020 after Detour Lake was acquired by Kirkland Lake Gold. The 712,824 ounces of production was above the mid-point of the original full-year 2021 guidance of 680,000 to 720,000 ounces and was in line with improved guidance of 700,000 to 720,000 ounces (announced on November 3, 2021). The strong production results in full-year 2021 were supported by record quarterly production in the fourth quarter of 2021 of 210,980 ounces of gold, driven by record mill throughput of 6,303,150 tonnes and a record grade of 1.14 g/t gold.

Outlook

On February 23, 2022, three-year production guidance for Detour Lake was issued including 700,000 to 730,000 ounces of gold per year in 2022 to 2024. The Mid-Year 2021 Mineral Resource Estimate, combined with a planned update in mineral resources, and ongoing business improvement initiatives will be incorporated into a new technical report and life-of-mine plan expected to be filed in the second quarter of 2022. This report is expected to show growth in mineral reserves and provide additional opportunities to enhance the future production at the Detour Lake mine.

Macassa Mine – Completion of the #4 Shaft Project in 2022 Expected to Provide Numerous Benefits Leading to Ongoing Production Increases Through 2024 and Beyond

The 100% owned Macassa mine is located in the historic gold mining region of Kirkland Lake, Ontario and remains one of the highest-grade gold mines in the world. Production at Macassa first commenced in 1933, with the mine being operated continuously until 1999, when operations were suspended due to low gold prices. Production resumed in 2002 with the discovery of the South Mine Complex ("SMC") in 2005. The SMC is a high-grade zone that resulted in significant grade improvement at the mine and an increase in production levels above historic averages. Macassa was among the first mines globally to introduce battery-electric vehicles ("BEVs"), with the first BEVs introduced in 2012. Currently, approximately 90% of the mine production fleet is BEVs, which results in low greenhouse gas emissions.

Since the discovery of the SMC, Macassa has continued to achieve significant exploration success, both in expanding the SMC and identifying new areas of high-grade mineralization along both the Main Break and Amalgamated Break, the two main faults extending through the Kirkland Lake camp.

In January 2018, Kirkland Lake Gold announced plans to sink a new 6,400-foot shaft with a capacity of 4,000 tpd (ore and waste) (the "#4 Shaft" project) for the Macassa mine. The decision to sink a new shaft reflected the mine's track record for replacing mineral reserves, continued favourable results from exploration drilling and the advancement of mining operations in the SMC to the east, and further to depth, away from the existing #3 Shaft. In addition, the new shaft will increase ventilation resulting in improved working conditions through reduced heat and humidity, de-risk the operation with less reliance on the existing #3 shaft, which is timber lined, support enhanced exploration capabilities and result in production growth by increasing hoisting capacity from the mine to utilize excess capacity in the Macassa mill.

Once the #4 Shaft is completed, the ore hoisting capacity at the mine is expected to effectively double, to approximately 2,000 tpd. Ventilation in the deep portion of the Macassa mine will increase to approximately 750,000 cubic feet per minute ("cfm") from approximately 300,000 cfm currently. In addition, the #4 Shaft is more centrally located within the past-producing Kirkland Lake camp than the existing #3 Shaft and will support future exploration development along the Main and Amalgamated breaks.

The surface infrastructure phase of the #4 Shaft project was completed in July 2019, with sinking commencing in early August of that year. The sinking phase of the project advanced ahead of schedule and was completed on January 12, 2022, over a year earlier than initially anticipated. At the time of this news release, construction of the loading pocket and other related infrastructure, as well as development to connect the new shaft to current mining operations, were advancing as planned. Completion of these activities are expected in late 2022, ahead of the original schedule and under budget.

In 2021, exploration expenditures totaled $38.2 million, with drilling continuing to extend the SMC in multiple directions. In addition, exploration work has also identified new zones of high-grade mineralization along the Amalgamated Break. In 2020, a corridor of high-grade mineralization extending at least 700 metres along strike and 300 metres high was identified along the historic Main Break below the adjacent Kirkland Minerals property. The Company plans to follow-up on this high-potential target once underground exploration development into the area is completed. Mineral reserves at December 31, 2021, were estimated at 1.86 million ounces of gold (3.55 million tonnes at 16.3 g/t).

Production at Macassa in 2021 totaled 210,192 ounces of gold, a 15% increase from 183,037 ounces in 2020. Production for the year was below the initial guidance of 220,000 to 255,000 ounces, however it achieved the top end of revised guidance released on November 3, 2021, as part of Kirkland Lake Gold's third quarter 2021 results. The reduction in production guidance on November 3, 2021, largely reflected the ongoing impact of reduced equipment availability caused by increased maintenance requirements, poor battery performance and delays in new battery delivery, with the result being lower production, reduced operating development metres and a lower average grade resulting largely from changes to mine sequencing.

Outlook

On February 23, 2022, the Company issued three-year production guidance for Macassa of 170,000 to 190,000 ounces in 2022, 200,000 to 220,000 ounces in 2023 and 330,000 to 350,000 ounces in 2024. Production levels could potentially increase once the full benefit of the #4 Shaft is realized.

The updated production guidance is the result of a review of the Macassa operation that focused on:

•	Assessing opportunities to incorporate the AK Zone into the mine plan following the Merger
•	Addressing ongoing performance and supply chain issues related to batteries and the battery-powered haul fleet
•	Evaluating future plans for the near-surface ramp and mineralized zones, such as AK
•	Reviewing the development program and the mining sequence in several areas of the underground mine

Fosterville Mine – Exploration Drilling Continues to Target Mineral Reserve Replacement and Growth as well as the Potential Discovery of New High-Grade Zones

The Fosterville mine is located approximately 20 kilometres northeast of Bendigo in Victoria, Australia. Kirkland Lake Gold acquired Fosterville as part of a business combination with Newmarket Gold Inc. in November 2016. At the time of the transaction, Fosterville had annual gold production of approximately 150,000 ounces with mineral reserves of 388,000 ounces of gold (1.7 million tonnes at 7.3 g/t gold).

A key consideration in the decision to acquire Fosterville was strong exploration potential. Exploration had demonstrated a trend towards improving grades within the host sulphide mineralization as it progressed down-plunge, and it identified a new form of mineralization; high-grade quartz veins containing significant amounts of visible gold starting at a depth of approximately 800 metres from surface.

In 2017 to 2018, considerable exploration success was achieved, both growing mineral reserves and increasing average grades, ultimately leading to the establishment of the ultra-high-grade Swan Zone as one of the world's highest grade gold zones. In 2019 to 2020, the mine carried out extensive exploration programs, resulting in the continued discovery of high-grade quartz veins with visible gold mineralization at multiple targets (albeit at reduced grades than had been intersected in the Swan Zone). Among the priority targets at Fosterville were the Lower Phoenix System further down-plunge from the Swan Zone, the adjacent Harrier gold system to the south, the Cygnet structure, approximately 125 metres in the footwall to the Swan Zone, and Robbin's Hill, a new gold system identified approximately 4.0 kilometres north of the existing Fosterville mine.

In 2021, Kirkland Lake Gold carried out an $80.5 million exploration program at Fosterville, including development of a twin exploration drive from the Fosterville mine to Robbin's Hill. Key exploration results in 2021 included the intersection of high-grade quartz with visible gold 500 metres further down-plunge from the Swan Zone in Lower Phoenix, in a series of splay structures sub-parallel to Swan Zone at Cygnet, and 1,000 metres down-plunge from the deepest mineral reserves at Robbin's Hill. At December 31, 2021, mineral reserves at Fosterville were estimated at 1.86 million ounces of gold (5.6 million tonnes at 10.3 g/t), while Robbin's Hill was estimated to contain probable mineral reserves of approximately 157,000 ounces of gold (1.05 million tonnes at 4.7 g/t).

Production at Fosterville in 2021 totaled 509,601 ounces of gold, over 100,000 ounces higher than the low end of the original production guidance for 2021 of 400,000 – 425,000 ounces (and in line with revised guidance of approximately 500,000 ounces announced on November 3, 2021). Higher than planned gold production in 2021 mainly reflected a consistent trend of grade outperformance during the year.

Outlook

On February 23, 2022, the Company issued three-year production guidance for Fosterville of 390,000 to 410,000 ounces in 2022, 360,000 to 390,000 ounces in 2023 and 230,000 to 265,000 ounces in 2024. Both the 2022 and 2023 levels are improved from previous guidance in December 2020. The reduction in expected production in 2024 compared to 2021 level reflects the transition to lower grades due to the re-emergence of the host sulphide mineralization as the dominant mineralization at the bottom of the Swan Zone. The reduction also reflects plans to advance lower-grade areas of the mine to extend the production life of the Swan Zone while exploration drilling continues to target mineral reserve replacement and growth as well as the potential discovery of new high-grade zones.

Based on current exploration results, the Company's long-term goal for Fosterville is to establish the mine as a long-life asset through the successful replacement of mineral reserves. The Company believes there is potential to discover additional high-grade zones that could potentially support higher production levels and improvements in unit costs.

Odyssey Project – Underground Development and Surface Construction Activities Remain on Schedule and on Budget

Agnico Eagle and Yamana Gold Inc. ("Yamana") each have a 50% interest in the Canadian Malartic GP (the "Partnership") which owns and operates the Canadian Malartic mine and the Odyssey project in northwestern Quebec. In February 2021, the Partnership approved the construction of the underground Odyssey project, located east of the current mining operation, upon completion of an internal preliminary economic assessment. The results of this study were incorporated into the technical report for the Canadian Malartic operation titled "NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada" (the "CM Report"). The CM Report was filed on SEDAR on March 25, 2021.

On a 100% basis, the preliminary economic assessment includes 410,000 ounces of gold in indicated mineral resources (6.2 million tonnes grading 2.07 g/t gold) and 6.9 million ounces of gold in inferred mineral resources (75.9 million tonnes grading 2.82 g/t gold) that represent approximately half of the Odyssey project's year-end 2020 total of 859,000 ounces of gold in the indicated category (13.3 million tonnes grading 2.0 g/t gold) and 13.6 million ounces of gold in the inferred category (177.5 million tonnes grading 2.4 g/t gold). The development of this project combines the exploitation of four main mining zones by ramp and shaft: Odyssey North, Odyssey South, East Malartic and East Gouldie.

Based on current mineral reserves, production from the Canadian Malartic and Barnat open pits extends to 2029. Run-of–mine ore from the pit is expected to decrease starting in 2022, as the ore production from the underground starts gradually in 2023 to reach a rate of 3,500 tpd in 2024. The underground is expected to reach full production of approximately 19,000 tpd by 2031.

Capital expenditures from 2021 to 2028 are expected to total approximately $1.34 billion (on a 100% basis), which includes $1,144 million in initial capital expenditures and $191 million in additional development capital expenditures. The gradual transition from open pit to underground mining allows for capital expenditures to be spread over eight years. In addition, proceeds from the early production, which is expected to begin in 2023, will significantly reduce the external cash requirements for the construction of the project

From 2023 to 2028, gold production is forecast to be approximately 932,000 ounces at total cash costs of approximately $800 per ounce (all numbers on a 100% basis). Average annual payable production is approximately 545,400 ounces of gold from 2029 to 2039, with total cash costs per ounce of approximately $630. Sustaining capital expenditures are expected to gradually decline from 2029 to 2039, with an expected average of approximately $56 million per year.

The forecast parameters surrounding the Company's proposed operations at the Odyssey project were based on the CM Report, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized. The basis for the CM Report and the qualifications and assumptions made by the qualified person who undertook the CM Report are set out in this news release under the caption "Scientific and Technical Information".

Recent activities

Underground development in 2021 was in line with expectations with 1,487 linear metres of ramp completed and 2,081 equivalent metres of lateral development achieved. An exploration drift has been installed on Level 16 and ramp access is now down to level 26, which is approximately half the depth extent of the Odyssey South deposit. Development is expected to ramp up from the current level of 425 metres per month to approximately 860 metres per month in the second half of 2022. To facilitate the increased development rate, the Partnership will be adding its own development crews and additional underground equipment (both diesel and electric) in the second quarter of 2022.

Production via the ramp is expected to begin gradually at Odyssey South in the first half of 2023, increasing to up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe was initiated in 2021 and shaft sinking activities are expected to begin in the fourth quarter of 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030, respectively.

Surface construction activities are progressing well with the maintenance garage and warehouse erected and fully enclosed at the end of 2021. The garage is expected to be fully functional by April 2022. Work on the foundations for the first phase of the paste plant started in February and the plant is expected to be fully functional in the first quarter of 2023.

In 2021, twelve surface drills completed 123,680 metres of drilling and two underground drills completed 9,722 metres of drilling. The focus of the surface drilling was to infill and extend the East Gouldie deposit and test the Odyssey internal zones. The underground drilling was primarily focused on conversion of mineral resources at the Odyssey South deposit.

At East Gouldie, the 2021 drilling campaign confirmed the higher-grade nature of the core of the deposit and extended the boundaries of the known mineralization. At year-end 2021 approximately 1.5 million ounces (11.9 million tonnes grading 3.88 g/t gold) had been converted to indicated mineral resources and an additional 1.2 million ounces (10.7 million tonnes at 3.4 g/t gold) had been added to inferred mineral resources. The above mineral resources are on a 100% basis and have not been factored into the current mine plan at Odyssey. Additional details on the mineral resources are presented in the mineral reserve and mineral resource section of this news release.

Recent underground drill results in the Odyssey Internal Zone and the Jupiter Zone continue to demonstrate the potential to add mineral resources in close proximity to the Odyssey North and Odyssey South deposits. Drill hole MEV21-213R intersected mineralization in this internal zone and returned three intercepts yielding 3.2 g/t over 20.8 metres (core length) at 558 metres depth, 3.9 g/t over 9.9 metres (core length) at 641 metres depth and 3.9 g/t over 8.7 metres (core depth) at 1,095 metres depth.

Mineral resources from the Odyssey internal zones are not currently included in the mine plan due to the increased geological complexity of these zones. Additional infill drilling of these zones from underground is planned to increase geological understanding, which could present opportunities for additional production during the underground ramp-up period. In addition, mineral resources from the East Malartic deposit at depth could represent another opportunity for future inclusion in the mine plan, which could extend the life of the underground project. Infill drilling and additional engineering is required to evaluate the economic potential of these mineral resources.

Fifteen drills are currently operating at site and approximately 137,000 metres of surface and underground drilling is planned to infill and expand mineral resources in 2022. Additional details on the 2022 drill program are presented in the exploration program and budget section of this news release.

Opportunities to further enhance the Odyssey project will continue to be evaluated as the development program advances, including opportunities for increased conversion of mineral resources and extension of the higher-grade East Goudie deposit, which have the potential to significantly extend mine life and improve the gold production profile in the transition from open pit to underground mining. Infill drilling and additional engineering is required to evaluate the economic potential of these mineral resources.

The East Gouldie eastern extension continues to be investigated up to the eastern boundary of the Canadian Malartic property and onto the adjacent Rand Malartic where the zone was intersected more than 1.2 km away from the current mineral resources limit.

Kittila Expansion Project – Shaft Sinking Expected to be Completed in the Second Half of 2022

In February 2018, the Company approved a major expansion project at Kittila to increase the mill throughput by 25% to 2.0 million tonnes per annum ("mtpa"), and sink a 1,040 metre deep production shaft. The mill expansion was completed ahead of schedule and on budget in 2020 at a cost of €29.5 million.

Work on the shaft commenced in 2019, and despite logistical issues associated with COVID-19, work has been progressing well. In the third quarter of 2021, the phase 1 of the new main level (at 900 metres depth) was commissioned. Phase 1 included the underground lunch room, social facilities, supervisor offices and parking area. In phase 2, the maintenance garage and storage facilities will be commissioned.

At year-end 2021, total progress on the project was estimated at 90%. Progress included:

•	Underground Rockline – 95%
•	Shaft sinking – 69%
•	Shaft bottom – 97%
•	Headframe and hoists – 89%

Shaft sinking is expected to be completed in the second half of 2022. Commissioning of the production hoist is expected in late 2022 or early 2023. The service hoist is expected to be completed in the first quarter of 2023. The overall total expansion project costs are expected to remain within the previously disclosed estimated range of €190 to €200 million, however the global COVID-19 situation may have an effect both on costs and schedule.

With the completion of the shaft, the Company anticipates a potential decline in the minesite costs per tonne. As a result of the mill expansion the cost per tonne was lowered by approximately €4 in 2021 as compared to 2020. An additional €3-4 per tonne savings is expected when the shaft is commissioned due to lower ore handling costs. Production is expected to remain stable at around 245,000 to 250,000 ounces per year. In the first quarter of 2022, the Company expects to initiate permitting activities to increase the mill throughput to 2.3 mtpa by 2026. With the increased milling rate, production could potentially increase to approximately 275,000 to 300,000 ounces per year in 2026.

The Kittila orebody remains open at depth and exploration in 2021 delineated a new target area below the proposed shaft bottom with results of up to 5.5 g/t gold over 15.6 metres at 1,097 metres depth. In addition, significant intersections were encountered at depth in the Sisar area, including 6.3 g/t over 13.6 metres at 1,948 metres depth.

Pipeline Development Projects Provide Future Production Optionality

Hope Bay – Current Focus is on Exploration Activities to Develop an Optimal Production Strategy Around the Geological Potential of the Land Package

On February 2, 2021, Agnico Eagle acquired TMAC Resources Inc. ("TMAC"). As a result, the Company acquired a 100% interest in the Hope Bay Property, which is located in the Kitikmeot region of Nunavut, approximately 685 kilometres northeast of Yellowknife and 125 kilometres southwest of Cambridge Bay. The land package includes portions of the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with historical mineral reserves and mineral resources and over 90 regional exploration targets. The Company believes that Hope Bay is similar in scale and scope to its Meliadine property.

The property contains significant infrastructure including:

•	Underground mine development at the Doris and Boston deposits
•	A fully enclosed conventional processing plant (with a 2,000 tpd design capacity) and a tailings impoundment area at Doris
•	A gravel airstrip at Doris capable of handling Boeing 737 aircraft and a secondary gravel airstrip at Boston
•	A port with a laydown facility and fuel storage at Roberts Bay
•	An all-weather road network, a diesel power plant and an office-accommodations complex

TMAC established strong relationships with Inuit residents and organizations and the Government of Nunavut. An Inuit Impact and Benefits Agreement is in place with the Kitikmeot Inuit Association. Historically, a portion of the workforce has come from Nunavut and TMAC was also successful in sourcing workers from across Canada, with a large component coming from Western Canadian labour markets.

Focus in 2021 was on Understanding the Existing Operation and Ramping-up Exploration

Agnico Eagle took over the mining operations in February 2021 and production continued until the end of September 2021. The primary objective in 2021 was to operate the mine on a cash flow neutral basis, while developing a better understanding of the mill circuit, underground conditions and initial exploration potential at Doris and Madrid.

Mining operations ran continuously, while the mill was operated using a three week on and a three week off rotation. Following two COVID-19 outbreaks in September and October, the Company stopped milling operations in the fourth quarter of 2021 and focused on site activities to support exploration efforts at Doris and Madrid. Total gold production in 2021 was 56,229 ounces at a total cash cost per ounce of $1,063 and AISC per ounce of $1,750.

Exploration activities commenced in February 2021 and continued into the fourth quarter of 2021, with more than 81,000 metres of drilling completed on the Doris and Madrid deposits. Results from the 2021 program indicated that both deposits are open in multiple directions.

The Hope Bay project has seen significant historical exploration activity, including more than one million metres of drilling with approximately 90% of the drilling occurring on the established deposits of Doris, Madrid and Boston. As a result, the project hosts a large historical mineral resource. These historical mineral resources have now been reviewed and incorporated into the Company's 2021 year-end mineral reserve and mineral resource statement.

At December 31, 2021, it was estimated that Hope Bay contained probable mineral reserves of 3.33 million ounces (16.0 million tonnes at 6.50 g/t gold), indicated mineral resources of 0.97 million ounces (8.8 million tonnes grading 3.43 g/t gold), and inferred mineral resources of 1.68 million ounces (10.2 million tonnes at 5.09 g/t gold). For additional details see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2021)" in this news release.

Longer-term Focus will be on Exploration and Evaluation of Larger Production Scenarios

In 2022 and 2023, production activities will remain suspended and the primary focus at Hope Bay will be on exploration. Some site activities will also be carried out to support the exploration program and maintain the site for a potential future restart of mining activities. The Hope Bay budget for 2022 is approximately $80 million (of which $77.8 million will be expensed) and includes $32.2 million for exploration (including approximately 951 metres of underground development at Doris), $31.3 million for site maintenance and $14.3 million for projects and studies (including approximately $9 million for a new water treatment plant).

Agnico Eagle believes that there is excellent potential to increase mineral reserves and mineral resources at all of the deposit areas and regionally. The Doris structure is open at depth and could extend all the way to Madrid. Doris hosts a number of zones with significant intersections encountered to date including:

•	BTD Extension – 9.0 g/t gold over 8.5 metres at 9 metres depth
•	DCN South – 4.4 g/t over 13.5 metres at 126 metres depth
•	BCN – 17.1 g/t gold over 4.9 metres at 431 metres depth
•	BCO – 6.7 g/t gold over 11.5 metres at 540 metres depth

At Madrid, all of the deposits are open in all directions, and there is good potential to infill the gaps between the known zones and add to mineral reserves and mineral resources. In addition, the Madrid grades appear to be more consistent. In 2022, drilling will focus on the Naartok, Suluk, and Suluk South zones, and in 2023, drilling will move to the Patch 7 and Wolverine zones. Significant intersections encountered to date at Madrid include:

•	Naartok – 12.4 g/t gold over 4.2 metres at 637 metres depth
•	Suluk – 10.8 g/t gold over 9.3 metres at 685 metres depth
•	Patch 7 – 14.5 g/t gold over 7.7 metres at 480 metres depth

Exploration drilling below the mineral resources at Boston by TMAC in 2019 intersected high-grade mineralization, including 24.5 g/t gold over 3.5 metres at approximately 550 metres depth. Historical drilling by a previous operator also intersected significant mineralization at approximately 1,000 metres below surface (56.6 g/t gold over 8.8 metres). Continued drilling has the potential to add to the Boston mineral resources.

Select drill results from the Doris, Madrid and Boston deposits

Deposit	Zone	Drill hole	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Core length (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
Boston	Boston	HB-S03-293	1,439.8	1,448.5	1,014	8.8	56.6	27.9
Boston	Boston	TMBBO-19-0001	454.6	458.1	427	3.5	24.5	24.5
Doris	BCN	08TDD623	461.6	466.5	431	4.9	22.5	17.1
Doris	DCN South	97TDD137	165.2	178.7	126	13.5	18.9	4.4
Doris	BCO	TM00125	574.0	585.5	540	11.5	11.9	6.7
Doris	BTD Extension	TMRDC-19-0004	6.5	15.0	9	8.5	9.0	9.0
Madrid	Naartok	04PMD285	720.5	724.7	673	4.2	12.4	12.4
Madrid	Patch 7	TMMP7-19-0031	552.1	559.7	480	7.7	15.6	14.5
Madrid	Suluk	TMMSU-19-0023	772.7	782.0	685	9.3	10.8	10.8

* Capped at 50 g/t gold.

The Company believes that there is also good exploration potential elsewhere within the Hope Bay and Elu greenstone belts. The majority of historical and recent exploration has focused on defining and expanding the known deposits. To date, over 90 regional exploration targets have been delineated, of which 40 have been defined by surface mapping and sampling, and geophysical and geochemical surveys.

Additional details on the drilling program at Hope Bay are set out in the 2022 exploration budget section in this news release. During the course of the year, the Company will be evaluating exploration priorities and metres allocated on each program and may adjust the allocation.

Internal evaluations are underway regarding the potential to operate a 4,000 tpd mine at Hope Bay that could ultimately produce 250,000 to 300,000 ounces of gold per year at reasonable costs and capital spending levels for at least 12 to 15 years. Current studies are only evaluating production from the Doris and Madrid deposits. Development of the Boston deposit could potentially enhance both the mine life and production profile.

The Company is also evaluating whether to retrofit the existing Doris mill or build a new mill closer to the Madrid Deposit. Key permits and approvals required to construct and mine the Doris, Madrid and Boston deposits at up to 4,000 tpd are already in place. However, any significant changes to the operational plans may require amendments to the existing permits.

Hammond Reef – Production Optionality in a Higher Gold Price Environment

The 100% owned Hammond Reef property in northwestern Ontario covers approximately 32,070 hectares and is located approximately 260 kilometres west of Thunder Bay. The property is accessible via secondary gravel roads from the town of Atikokan, which is located approximately 30 kilometres to the southwest.

The Hammond Reef deposit is a high tonnage, low grade gold deposit that is primarily hosted in variably sheared and altered granitoid rocks. Gold mineralization is typically associated with fine grained pyrite mineralization that is often associated with fractures, veinlets and veins filled with various combinations of chlorite, calcite and quartz.

A positive internal technical study at Hammond Reef was completed by the Company in 2020, which resulted in the declaration of the first mineral reserves for the project on December 31, 2020. Open pit probable mineral reserves are estimated at 3.32 million ounces of gold (123.5 million tonnes grading 0.84 g/t gold). In addition, the project contains 0.8 million ounces of measured mineral resources (47.1 million tonnes grading 0.54 g/t gold) and 1.5 million ounces of indicated mineral resources (86.3 million tonnes grading 0.53 g/t gold).

If approved for development in the future, mining activities are expected to be carried out in two open pits and the plant will utilize a conventional milling process with a design capacity of 30,000 tpd, and an average recovery of 89.1%. Tailings will be contained in a conventional tailings storage facility.

Average annual gold production over the expected 12 year mine life is forecast to be approximately 272,000 ounces at average total cash costs per ounce of $748 and average AISC per ounce of $806. Initial capital costs are approximately $1.0 billion.

Additional details on the project were included in the Company's news release dated February 11, 2021. Resource sharing agreements with local First Nations are in place and the project has received environmental approval from both Federal and Provincial agencies. Studies will continue in 2022 to optimize the project and further advance the final permits required for construction and operation.

Gold Mineral Reserves Increase to Record Level of 25.7 Million Ounces in 2021, Driven by Hope Bay Acquisition and Positive Outcomes at LaRonde

At December 31, 2021, the Company's proven and probable mineral reserve estimate (net of 2021 gold production) totaled 337 million tonnes of ore grading 2.37 g/t gold, containing approximately 25.7 million ounces of gold. This is an increase of approximately 1.6 million ounces of gold (7%) and a 10% increase in grade compared with the prior year.

The ore extracted from mines in 2021 contained 2.3 million ounces of gold in-situ (32.4 million tonnes grading 2.18 g/t gold), excluding production from Creston Mascota.

Highlights from the December 31, 2021 mineral reserve estimate include:

•	At Hope Bay, a declaration of underground proven mineral reserves of 15,000 ounces of gold (78,000 tonnes grading 6.03 g/t gold) and probable mineral reserves of 3.3 million ounces of gold (15.9 million tonnes grading 6.50 g/t gold) in the first mineral reserve estimate since the Company acquired the project

•	At the LaRonde Complex, successful conversion drilling more than replaced 2021 production leading to a net growth of 30,000 ounces of gold after production depletion

The Company's December 31, 2021 gold mineral reserves are set out below, compared with the gold mineral reserves a year earlier:

Gold Mineral Reserves By Mine or Deposit	Proven & Probable Mineral Reserve (000s gold ounces			Average Mineral Reserve Gold Grade (g/t)
	2021	2020	Change (000s oz gold)	2021	2020	Change (g/t gold)
LaRonde mine	2,950	2,984	(34)	6.00	6.12	(0.12)
LaRonde Zone 5	852	788	64	2.07	2.08	(0.01)
LaRonde Complex	3,802	3,772	30	4.21	4.36	(0.15)
Canadian Malartic (50%)	1,767	2,214	(446)	1.09	1.12	(0.03)
Goldex	998	1,115	(117)	1.60	1.57	0.03
Akasaba West	147	147	—	0.84	0.85	—
Meadowbank mine	3	3	—	2.34	2.34	—
Amaruq	2,593	2,888	(295)	3.92	3.87	0.05
Meadowbank Complex	2,595	2,891	(295)	3.92	3.87	0.05
Meliadine	3,653	4,025	(371)	5.93	5.89	0.04
Hope Bay	3,334	—	3,334	6.50	—	—
Upper Beaver	1,395	1,395	—	5.43	5.43	—
Hammond Reef	3,323	3,323	—	0.84	0.84	—
Kittila	3,794	4,067	(273)	4.24	4.16	0.08
Pinos Altos	757	878	(121)	2.05	2.03	0.02
La India	157	256	(99)	0.67	0.66	—
Total Mineral Reserves	25,724	24,082	1,642	2.37	2.15	0.22

Data set out in the table above and certain other data in this news release have been rounded to the nearest thousand and discrepancies in total amounts are due to rounding. For detailed mineral reserves and mineral resources data see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2021)" in the Appendix. Mineral reserves are in-situ, taking into account all mining recoveries and dilutions, before mill or heap-leach recoveries.

The economic parameters used to estimate mineral reserves and mineral resources for all properties are set out in the table below. The Company's economic parameters follow the method accepted by the US Securities and Exchange Commission (the "SEC") by setting the maximum price allowed to be the lesser of the three-year moving average and current spot price, which is a common industry standard.

Assumptions used for the December 31, 2021 mineral reserve and mineral resource estimates reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$18	$3.00	$1.00	$1.30	MXP18.00	EUR1.15
Hope Bay and Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2019 to December 31, 2021) of approximately $1,654 per ounce and $20.63 per ounce, respectively. For longer term projects that have not been approved for development, such as the Hope Bay and Hammond Reef projects, the Company believes that it is appropriate to use a gold price assumptions for mineral reserve estimation that is more reflective of the current gold price environment. The mineral resources are estimated using 75% of the mineral reserves cut-off grades, except for the Hammond Reef and Hope Bay properties where 80% of the mineral reserves cut-off grades are used.

The largest contribution to the increase in ounces of gold in mineral reserves is related to the declaration at Hope Bay of underground proven mineral reserves of 15,000 ounces of gold (78,000 tonnes grading 6.03 g/t gold) and underground probable mineral reserves of 3.3 million ounces of gold (15.9 million tonnes grading 6.50 g/t gold) in the first mineral reserve estimate since the Company acquired the project in February 2021 and launched an aggressive exploration drilling campaign. Hope Bay was not included in Agnico Eagle's mineral reserves and mineral resources estimate at year-end 2020.

At the LaRonde Complex, a combination of successful conversion drilling and economic studies, more than offset the 399,000 ounces of gold mined in situ, resulting in a net increase of approximately 30,000 ounces of gold in mineral reserves.

The Canadian Malartic mine saw a decrease of approximately 446,000 ounces of gold in proven and probable mineral reserves (reflecting Agnico Eagle's 50% interest) as 396,000 ounces of gold were mined in situ as the Canadian Malartic open pit entered its final years of operation. Continued exploration success at the Odyssey, East Gouldie and East Malartic underground deposits, collectively known as the Odyssey Mine project, suggest that a significant portion of the underground Odyssey Mine project may be converted into mineral reserves in the future, to replace the ore currently being mined at the adjacent Canadian Malartic and Barnat pits.

At the Kittila mine, conversion drilling resulted in an increase of approximately 189,000 ounces of gold in mineral reserves. With the mining of a record 276,000 ounces of in-situ gold in 2021 as well as the decrease of 185,000 ounces of gold due to an increase in the cut-off grade parameters and other adjustments, the result was an overall decrease in mineral reserves of 273,000 ounces of gold at Kittila.

In addition to gold, Agnico Eagle's proven and probable mineral reserves include by-product metals of approximately 28 million ounces of silver at the Pinos Altos, LaRonde and La India mines (34.2 million tonnes grading an average of 25.34 g/t silver); 169,300 tonnes of zinc and 39,300 tonnes of copper at the LaRonde mine (15.3 million tonnes grading 1.11% zinc and 0.26% copper); 25,900 tonnes of copper at the Akasaba West project (5.4 million tonnes grading 0.48% copper); and 20,000 tonnes of copper at the Upper Beaver project (8.0 million tonnes grading 0.25% copper).

At a gold price 10% higher than the assumed gold price (leaving other assumptions unchanged), the Company estimates there would be an approximate 7.7% increase in the gold contained in proven and probable mineral reserves. Conversely, at a gold price 10% lower than the assumed gold price (leaving other assumptions unchanged), the Company estimates there would be an approximate 8.5% decrease in the gold contained in proven and probable mineral reserves.

Measured and Indicated Mineral Resources Increase by 12% to 17.3 Million Ounces of Gold with the Declaration of Initial Indicated Mineral Resources at East Gouldie, the Acquisition of Hope Bay and Successful Conversion Drilling at Goldex and Chipriona

At December 31, 2021, the Company's measured and indicated mineral resources totaled 17.3 million ounces of gold (353 million tonnes grading 1.52 g/t gold), comprised of 69 million tonnes grading 0.92 g/t gold of measured mineral resources and 284 million tonnes grading 1.62 g/t gold in indicated mineral resources. This represents a 12% (1.9 million ounce) increase in ounces of gold and a 9% increase in grade (from 1.40 g/t gold) compared to a year earlier (see the Company's news release dated February 11, 2021 for details regarding the Company's December 31, 2020 measured and indicated mineral resource estimate).

Highlights from the December 31, 2021 measured and indicated mineral resource estimate include:

•	Declaration of initial underground indicated mineral resources at the Odyssey project's East Gouldie deposit of 745,000 ounces of gold (6.0 million tonnes grading 3.88 g/t gold) (reflecting Agnico Eagle's 50% interest)

•	Acquisition of Hope Bay and the subsequent incorporation of the most recent drilling since the last estimate as well as the Company’s mineral resources classification criteria resulted in the addition of indicated mineral resources totaling 967,000 ounces of gold (8.8 million tonnes grading 3.43 g/t gold) at Hope Bay

•	Successful conversion drilling at the open-pittable Chipriona polymetallic sulphide deposit and the addition of the sulphide mineral resources of the La India property resulted in an increase in indicated mineral resources to 260,000 ounces of gold plus 18.0 million ounces of silver and 34,100 tonnes of zinc (6.4 million tonnes grading 1.26 g/t gold, 87.3 g/t silver and 0.53% zinc) at year-end 2021.

Inferred Mineral Resources Increase by 2% to 23.7 Million Ounces, Due to Successful Exploration Drilling at East Gouldie and Kittila and the Acquisition of Hope Bay

At December 31, 2021, the Company's inferred mineral resources totaled 272 million tonnes grading 2.72 g/t gold, or approximately 23.7 million ounces of gold. This represents an approximate 2% (359,000 ounces) increase in ounces of gold and a 6% increase in grade from the December 2020 inferred mineral resource estimate (see the Company's news release dated February 11, 2021 for details regarding the Company's December 2020 inferred mineral resource estimate).

Highlights from the December 31, 2021 inferred mineral resource estimate include:

•	At East Gouldie (50% basis), despite 745,000 ounces of inferred mineral resources being converted into indicated mineral resources, the inferred mineral resources decreased by only 163,000 ounces due to the addition of 582,000 ounces of new inferred mineral resources following an aggressive exploration campaign

•	Acquisition of Hope Bay in 2021 and exploration program added inferred mineral resources of 1.7 million ounces of gold (10.2 million tonnes grading 5.09 g/t gold)

•	Deepening of the Kittila mineral resources limit by approximately 560 metres to 2,100 metres depth due to successful exploration drilling in recent years added 0.7 million ounces of gold (4.2 million tonnes grading 5.09 g/t gold). However, this gain was offset by an increase in the cut-off grade parameters and the application of optimized mineable shapes to report the inferred mineral resources with internal dilution.

With this significant improvement to the reporting method at Kittila, 96% of the Company's total ounces in underground inferred mineral resource as of December 31, 2021 demonstrate spatial continuity of the mineralization within a potentially mineable shape.

The year-end 2021 mineral resource estimate excludes mineral resources at the Kylmäkangas deposit in Finland, which was sold by the Company in June 2021, and had inferred mineral resources of 250,000 ounces of gold (1.9 million tonnes grading 4.11 g/t gold) at year-end 2020.

For a detailed discussion of mineral reserves and mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2021)" in the Appendix.

	Measured & Indicated Mineral Resources	Inferred Mineral Resources
	(000 oz gold)	(000 oz gold)
LaRonde mine	587	654
LaRonde Zone 5	660	1,227
LaRonde Complex	1,248	1,881
Canadian Malartic (50%)	95	72
Odyssey (50%)	66	891
East Malartic (50%)	364	2,639
East Gouldie (50%)	745	3,046
Goldex	1,836	1,227
Akasaba West	86	—
Zulapa	—	39
Meadowbank	90	—
Amaruq	1,403	1,210
Meadowbank Complex	1,494	1,210
Meliadine	2,247	2,293
Hope Bay	967	1,678
Hammond Reef	2,298	0
Upper Beaver (Kirkland Lake)	403	1,416
Amalgamated Kirkland (Kirkland Lake)	265	406
Anoki/McBean (Kirkland Lake)	320	382
Upper Canada (Kirkland Lake)	722	1,863
Kittila	1,971	1,135
Kuotko	—	29
Barsele (55%)	176	1,005
Pinos Altos	797	332
La India	101	3
Tarachi	361	4
Chipriona	260	130
El Barqueno Gold	331	351
Santa Gertrudis	99	1,679
Total Mineral Resources	17,253	23,709

*Ownership of mines and projects is 100% unless otherwise indicated. Where Agnico Eagle's interest is less than 100%, the stated mineral resources reflect the Company's interest.

Kirkland Lake Gold's Gold Mineral Reserves Totaled 18.9 Million Ounces at Year-End 2021; Strong Growth in Detour Lake Mineral Reserves Anticipated in Technical Report and Life-of-Mine Plan Expected to be Released in 2022

Highlights from Kirkland Lake Gold's December 31, 2021 mineral reserve estimate include:

•	15 million ounces of gold in proven and probable mineral reserves at Detour Lake at year-end 2021. Strong growth in mineral reserves at Detour Lake is expected in new mineral reserve estimate to be included as part of 2022 technical report and life-of-mine plan expected in the second quarter of 2022

•	Successful conversion drilling at Fosterville during 2021 resulted in the addition of 569,361 ounces of gold in proven and probable mineral reserves, which resulted in net growth of mineral reserves of 44,000 ounces of gold after production depletion of 525,361 ounces of gold

At December 31, 2021, Kirkland Lake Gold's proven and probable mineral reserves (net of 2021 gold production) totaled 583.5 million tonnes grading 1.01 g/t gold, containing approximately 18.9 million ounces of gold, comprised of proven mineral reserves of 81.7 million tonnes grading 1.41 g/t gold (3.7 million ounces of gold) and probable mineral reserves of 502 million tonnes grading 0.94 g/t gold (15.2 million ounces of gold).

This compares with proven and probable mineral reserves at December 31, 2020 of 604.6 million tonnes grading 1.03 g/t gold, containing approximately 20.1 million ounces of gold, comprised of proven mineral reserves of 85.0 million tonnes grading 1.50 g/t gold and probable mineral reserves of 519.6 million tonnes grading 0.96 g/t gold.

The decrease in Kirkland Lake Gold's total proven and probable mineral reserves at year-end 2021 compared to the previous year largely reflected total mine production of 1.5 million ounces of gold in-situ (25.1 million tonnes grading 1.87 g/t gold). The impact of production depletion was partially offset by the successful conversion of a large proportion of indicated mineral resources to mineral reserves at Fosterville, with net growth in mineral reserves of 44,000 ounces after production depletion.

The mineral reserves for Detour Lake at year-end 2021 are the mineral reserves that were estimated at December 31, 2020 reduced by depletion of approximately 741,000 ounces from mine production during 2021. A new mineral reserve estimate for Detour Lake, reflecting the impact a 10.1-million-ounce increase in open-pit measured and indicated mineral resources announced as part of the Mid-Year 2021 Mineral Resource Estimate update on September 2, 2021, as well as the full impact of exploration success achieved throughout all of 2021, is expected to be released in the second quarter of 2022 as part of a new technical report and life-of-mine plan for Detour Lake.

Kirkland Lake Gold's gold mineral reserves at December 31, 2021 are set out below, compared with the gold mineral reserves a year earlier:

	Proven & Probable Mineral Reserve (000s gold ounces			Average Mineral Reserve Gold Grade (g/t
Gold Mineral Reserves By Mine or Deposit	2021	2020	Change (000s oz gold)	2021	2020	Change (g/t gold)
Macassa	1,856	2,282	-426	16.26	20.1	-3.84
Macassa Near Surface	0	86	-86	0	8.7	-8.7
Total CDN Underground	1,856	2,369	-513	16.26	19.18	-2.93
Detour Lake Pit - Above 0.5 g/t	11,149	11,862	-713	0.96	0.96	-0.01
Detour Lake Pit - Below 0.5 g/t	1,482	1,510	-28	0.41	0.41	0
West Detour Pit - Above 0.5 g/t	1,779	1,779	0	0.95	0.95	0
West Detour Pit - Below 0.5 g/t	416	416	0	0.4	0.4	0
North Pit - Above 0.5 g/t	180	180	0	0.95	0.95	0
North Pit - Below 0.5 g/t	29	29	0	0.41	0.41	0
Total CDN Open Pit - Above 0.5 g/t	13,108	13,821	-713	0.96	0.96	-0.01
Total CDN Open Pit - Below 0.5 g/t	1,926	1,954	-28	0.41	0.41	0
Total CDN Operations	16,890	18,144	-1,253	0.91	0.94	-0.03
Fosterville	1,861	1,794	67	10.33	15.45	-5.12
Robbin's Hill	157	180	-23	4.67	5.29	-0.62
Northern Territory	0	0	0	0	0	0
Total AUS Operations	2,018	1,974	44	9.44	13.15	-3.71
Total	18,909	20,118	-1,209	1.01	1.03	-0.03

Data in the table above and certain other data in this section of the news release have been rounded to the nearest thousand, and any discrepancies in total amounts are due to rounding. For detailed mineral reserves and mineral resources data see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2021)" in the Appendix. Mineral reserves are in-situ.

The economic parameters used to estimate mineral reserves and mineral resources for all Kirkland Lake Gold properties as at December 31, 2021 are set out in the table below.

Assumptions used for Kirkland Lake Gold's December 31, 2021 mineral reserve estimate

	Gold (US$/oz)	C$ per US$1.00	A$ per US$1.00
Mineral Reserves	$1,300	$1.31	$1.36

The above metal price assumptions are below the three-year historic gold price average (from January 1, 2019 to December 31, 2021) of approximately $1,654 per ounce.

Mineral reserves at Detour Lake at December 31, 2021 include proven mineral reserves of 80.3 million tonnes grading 1.13 g/t gold for approximately 2.9 million ounces of gold and probable mineral reserves of 493.0 million tonnes grading 0.76 g/t gold for approximately 12.1 million ounces of gold.

In 2021, Detour Lake achieved record production with a total of 24.1 million tonnes of ore grading 1.00 g/t gold being processed containing approximately 778,000 ounces of gold in-situ. The reduction in mineral reserves of approximately 741,000 ounces of gold at year-end 2021 resulted from the mine depletion partially offset by the impact of positive production reconciliations.

Kirkland Lake Gold's Mid-Year 2021 Mineral Resource Estimate incorporated drilling results to July 26, 2021 and included a tripling of open-pit measured and indicated mineral resources. Based on the considerable exploration success throughout 2021 and mineral resource growth achieved to date, Kirkland Lake Gold expects that a significant proportion of mineral resources at Detour Lake may be converted into mineral reserves in the next mineral reserve estimate, expected before the end of the second quarter of 2022.

At Fosterville, proven mineral reserves were 1.2 million tonnes grading 17.31 g/t gold for 679,000 ounces of gold and probable mineral reserves were 5.4 million tonnes grading 7.67 g/t gold for 1.3 million ounces of gold at December 31, 2021. The December 31, 2021 mineral reserve estimate represents a 44,000 ounce increase in proven and probable mineral reserves from year-end 2020 after depletion of 525,361 ounces of gold mined in situ and successful conversion drilling during 2021. Positive grade reconciliations observed in 2021 also contributed to the mineral reserve increase by reducing the impact of mine depletion when compared with the prior year-end mineral reserves.

At Macassa, proven mineral reserves totaled 237,000 tonnes grading 15.30 g/t gold for 116,000 ounces of gold and probable mineral reserves totaled 3.3 million tonnes grading 16.32 g/t gold for 1.7 million ounces of gold at December 31, 2021. The 513,000 ounce decrease in proven and probable gold mineral reserves from the previous year reflected mine production during 2021 totaling approximately 214,000 ounces of gold in-situ as well as the impact of re-interpretations and revisions to estimation parameters which reduced mineral reserves by approximately 300,000 ounces of gold.

Kirkland Lake Gold's Measured and Indicated Mineral Resources Increased by 79% to 22.4 Million Ounces of Gold Due to Exploration Success at Detour Lake and Fosterville

Highlights from Kirkland Lake Gold's December 31, 2021 measured and indicated mineral resources estimate include:

•	Addition of 10.1 million ounces of new measured and indicated mineral resources at the Detour Lake mine reflecting significant new drilling and exploration success at the Future West Pit and Saddle Zones (Mineral resources as at December 31, 2021 were not updated from Mid-Year 2021 Mineral Resource Estimate)

•	Addition of 150,000 ounces of new measured and indicated mineral resources at the Fosterville mine due to exploration success at the Lower Phoenix and Robbin's Hill Deposits

At December 31, 2021, Kirkland Lake Gold's total measured and indicated mineral resources were estimated at 22.4 million ounces of gold (647.3 million tonnes grading 1.08 g/t gold), which is a 79% increase in ounces (9.9 million ounces) compared to the 12.5 million ounces (207.1 million tonnes grading 1.88 g/t gold) estimated at December 31, 2020. Total measured mineral resources were 34.1 million tonnes grading 2.33 g/t gold (2.6 million ounces of gold) and total indicated mineral resources were 613.2 million tonnes grading 1.01 g/t gold (19.9 million ounces of gold) as at December 31, 2021. (See Kirkland Lake Gold's news release dated February 25, 2021 for details regarding Kirkland Lake Gold’s December 2020 measured and indicated mineral resource estimate).

For the Detour Lake mine, measured mineral resources were 25.8 million tonnes grading 1.53 g/t gold (1.3 million ounces of gold) and indicated mineral resources were 549.1 million tonnes grading 0.79 g/t (14.0 million ounces of gold) as at December 31, 2021. (Mineral resources were not updated from the Mid-Year 2021 Mineral Resource Estimate). Detour Lake's combined measured and indicated mineral resources totaled 15.2 million ounces of gold (574.9 million tonnes grading 0.83 g/t gold) at year-end 2021, which is a 194% increase in ounces (10.1 million ounces) compared to the 5.2 million ounces (134.1 million tonnes grading 1.20 g/t gold) estimated at December 31, 2020. The increase in measured and indicated mineral resources was driven by significant drilling success achieved since Detour Lake was acquired by Kirkland Lake Gold on January 31, 2020. Drilling conducted in 2021 after the mid-year mineral resource update was not incorporated in the December 31, 2021 mineral resource estimate, and will be incorporated in a new mineral resource estimate for Detour Lake expected to be released in the second quarter of 2022.

For the Fosterville mine complex including Robbin's Hill, measured mineral resources were 1.1 million tonnes grading 4.4 g/t gold (156,000 ounces of gold) and indicated mineral resources were 10.2 million tonnes grading 5.2 g/t gold (1.7 million ounces of gold) as at December 31, 2021.

Total measured and indicated mineral resources at Fosterville were 1.9 million ounces of gold (11.3 million tonnes grading 5.14 g/t gold) at December 31, 2021 including a combined 1.5 million ounces of gold at the Lower Phoenix and Harrier deposits (8.9 million tonnes grading 5.26 g/t gold) and 355,000 ounces of gold at the Robbin's Hill deposit (2.4 million tonnes grading 4.69 g/t gold). The December 31, 2021 estimate for Fosterville represents a 9% increase in gold ounces (150,000 ounces) and 5% decrease in grade from the 1.7 million ounces (9.8 million measured and indicated tonnes grading 5.44 g/t gold) estimated at December 31, 2020. Approximately 83% of the overall increase in gold ounces (124,000 ounces) was at the Lower Phoenix and Harrier deposits, with the remainder (26,000 ounces) coming from the Robbin's Hill deposit. The increase in measured and indicated mineral resources in both areas was largely due to successful exploration and conversion drilling of previously defined inferred mineral resource as well as a reduction of cut-off grades for certain zones based on a re-evaluation of mining approaches.

At the Macassa mine, measured mineral resources were 252,000 tonnes grading 16.2 g/t gold (131,000 ounces of gold) and indicated mineral resources were 1.6 million tonnes grading 12.1 g/t gold (640,000 ounces of gold) at December 31, 2021. Total measured and indicated mineral resources were estimated at 770,000 ounces of gold (1.9 million tonnes grading 12.61 g/t gold) at December 31, 2021 compared to 792,000 ounces (1.92 million tonnes grading 12.85 g/t) as at December 31, 2020. The slight decrease in measured and indicated mineral resources largely resulted from lower than expected levels of conversion drilling being completed due to drilling contractor workforce shortages as well as the impact of revisions to estimation parameters.

Kirkland Lake Gold's measured and indicated mineral resources at December 31, 2021 included an adjustment to remove 271,000 ounces gold from measured and indicated mineral resources at the Holt Complex as well as assets in the Northern Territory of Australia. Operations at the Holt Complex and the Northern Territory assets were suspended in early 2020.

Kirkland Lake Gold's Inferred Mineral Resources of 6.9 Million Ounces at December 31, 2021 Remain Largely Unchanged

Highlights from Kirkland Lake Gold's December 31, 2021 inferred mineral resource estimate include:

•	Inferred mineral resources at Macassa increased by 367,000 ounces, or 48%, largely due to exploration success and the re-classification of measured and indicated mineral resources to inferred mineral resources

•	Growth in inferred mineral resources by 363,000 ounces, or 78%, at the Robbin's Hill deposit at Fosterville largely offset the impact of converting existing inferred mineral resources into measured and indicated mineral resources at the Lower Phoenix and Harrier deposits

At December 31, 2021, Kirkland Lake Gold's inferred mineral resources were estimated at 6.9 million ounces of gold (93.8 million tonnes grading 2.28 g/t gold), compared to 6.9 million ounces of gold (92.9 million tonnes grading 2.32 g/t) as at December 31, 2020.

Inferred mineral resources for the Detour Lake mine were estimated at 1.3 million ounces of gold (53.3 million tonnes at an average grade of 0.78 g/t gold) at December 31, 2021. This compares with the 1.6 million ounces (53.3 million tonnes grading 0.94 g/t gold) of inferred mineral resources at Detour Lake as at December 31, 2020. The year-over-year decrease was mainly attributable to the conversion of inferred mineral resources to the indicated mineral resource category as part of the mid-year 2021 mineral resource estimate. Drilling conducted in 2021 after the Mid-Year Mineral Resource Estimate was not incorporated in the year-end 2021 mineral resource estimate, and will be incorporated in a new mineral resource update for Detour Lake expected to be released in the second quarter of 2022.

Inferred mineral resources for the Fosterville mine complex at December 31, 2021 totaled 1.7 million ounces of gold (9.3 million tonnes grading 5.72 g/t gold), compared to 1.7 million ounces of gold (8.6 million tonnes grading 6.35 g/t gold) at year-end 2020. Included in the total inferred mineral resource were 874,000 ounces (5 million tonnes grading 5.48 g/t gold) from the Lower Phoenix and Harrier deposits and 830,000 ounces (4.3 million tonnes grading 5.98 g/t gold) from the Robbin's Hill deposit. The December 31, 2021 inferred mineral resource estimate for Lower Phoenix and Harrier was 404,000 ounces lower when compared to December 31, 2020, with the decrease mainly reflecting the conversion of mineral resources from the inferred category to the measured and indicated categories.

Inferred mineral resources at Robbin's Hill increased by 363,000 ounces, or a 78% increase from 467,000 ounces (2.4 million tonnes grading 6.01 g/t gold) in the previous year with the increase largely resulting from exploration success down-plunge of previous mineral reserves and mineral resources.

Inferred mineral resources for the Macassa mine at December 31, 2021 were estimated at 1.1 million ounces of gold (2.4 million tonnes grading 14.77 g/t gold), or a 48% increase in gold ounces (367,000 ounces) from 763,000 ounces (1.4 million tonnes grading 16.42 g/t gold) estimated at December 31, 2020. The increase in inferred mineral resources reflects the identification of new mineralization that was not sufficiently drilled in 2021 to be converted to indicated mineral resources as well as the re-classification of some mineral resources from measured and indicated to inferred due to revisions to estimation parameters.

The distribution of Kirkland Lake Gold's mineral resources by property at December 31, 2021 is set out in the following table

	Measured & Indicated Mineral Resources	Inferred Mineral Resources
	(000 oz gold)	(000 oz gold)
Canadian Assets
Detour Main Pit	8.075	545
West Detour	6,643	651
Detour Zone 58N	534	136
Detour Lake Total	15,253	1,332
Macassa	748	1,052
Macassa Near Surface	23	78
Macassa Total	770	1,130
Aquarius	1,106	14
Holt Complex	1,699	1,310
Subtotal Canadian Assets	18,828	3,785

Australian Assets
Fosterville Open Pit	154	15
Fosterville Underground	1,358	859
Fosterville Total	1,512	874
Robbin's Hill Open Pit	47	2
Robbin's Hill Underground	307	828
Robbin's Hill Total	355	830
Fosterville Complex Total	1,866	1,704
Northern Territory Open Pit	870	787
Northern Territory Underground	860	606
Northern Territory Total	1,729	1,393
Subtotal Australian Assets	3,596	3,097
Total Mineral Resources	22,423	6,882

*Ownership of mines and projects is 100% unless otherwise indicated.

For a detailed discussion of mineral reserves and mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2021)" in the Appendix.

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LZ5 mines) and the Goldex mine and a 50% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Complex – Seven Millionth Ounce of Gold Poured; Automation Drives Consistent Increase in Mining Rate at LZ5; Record Tonnes Milled in 2021

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit mining. The LZ5 mine achieved commercial production in June 2018.

LaRonde Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes)	739	739
Tonnes of ore milled per day	8,033	8,033
Gold grade (g/t)	3.67	4.69
Gold production (ounces)	82,386	105,729
Production costs per tonne (C$)	$131	$102
Minesite costs per tonne (C$)	$116	$106
Production costs per ounce of gold produced ($ per ounce)	$934	$539
Total cash costs per ounce of gold produced ($ per ounce)	$664	$433

Gold production in the fourth quarter of 2021 decreased when compared to the prior-year period primarily due to lower gold grades. An adjustment to the mining sequence related to a blockage of the pastefill network in the third quarter of 2021 and lower availability of automated scoops resulted in a higher proportion of the ore milled being sourced from lower grade stopes and LZ5 in the fourth quarter of 2021.

Production costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily as a result of the timing of unsold concentrate inventory, higher mine production costs resulting from higher labour and ground support costs, and higher mill production costs resulting from higher unit costs for reagents and grinding media, and additional ore-handling costs during the repair of a surface ore silo. Production costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period primarily as a result of lower gold grades, higher production costs per tonne, and the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to higher mine production costs resulting from higher labour and ground support costs, and higher mill production costs resulting from higher unit costs for reagents and grinding media and additional ore-handling costs during the repair of a surface ore silo. Total cash costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to lower gold grades, higher minesite cost per tonne, and the strengthening of the Canadian dollar against the U.S. dollar.

LaRonde Complex – Operating Statistics

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes)	2,961	2,674
Tonnes of ore milled per day	8,112	7,306
Gold grade (g/t)	4.20	4.29
Gold production (ounces)	379,734	349,913
Production costs per tonne (C$)	$122	$109
Minesite costs per tonne (C$)	$112	$105
Production costs per ounce of gold produced ($ per ounce)	$760	$622
Total cash costs per ounce of gold produced ($ per ounce)	$535	$517

Gold production in the full year 2021 increased when compared to the prior year primarily as a result of higher throughput, partially offset by lower gold grades. In the full year 2021, the LaRonde Complex operated at or above planned levels, while in the prior year, the operations were suspended from March 23, 2020 to April 29, 2020 as ordered by the Government of Quebec in response to COVID-19 (the "Quebec Order").

Production costs per tonne in the full year 2021 increased when compared to the prior year primarily due to the timing of unsold concentrate inventory, higher development activity, higher mine production costs resulting from higher labour and ground support costs, and higher mill production costs resulting from higher unit costs for reagents and grinding media. Production costs per ounce in the full year 2021 increased when compared to the prior year due to the reasons described above and the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the full year 2021 increased when compared to the prior year primarily due to higher development activity, higher mine production costs resulting from higher labour and ground support costs, and higher mill production costs resulting from higher unit costs for reagents and grinding media. Total cash costs per ounce in the full year 2021 increased when compared to the prior year due to the strengthening of the Canadian dollar against the U.S. dollar, higher minesite costs per tonne and lower gold grades, partially offset by higher by-product revenues due to higher average realized by-product metal prices.

Operational Highlights

•	In the fourth quarter of 2021, the LaRonde Complex poured its seven millionth ounce of gold since the beginning of the operation in 1988. The Complex also set a record for tonnes milled in 2021

•	A delay in the mining sequence resulted in lower production from the West mine area (15% of gold produced) and overall lower gold grades in the fourth quarter of 2021. In the first quarter of 2022, approximately 20-25% of the gold is expected to be sourced from the West mine area

•	In the fourth quarter of 2021, the mining rate at the LZ5 mine averaged approximately 3,264 tpd. With a production rate above 3,200 tpd for a second consecutive quarter, the site has demonstrated the benefits from automated equipment and is now targeting to maintain this mining rate of 3,200 tpd in 2022

•	The LaRonde Complex has been successful at incrementally implementing automation for its production activities and is increasingly relying on this technology. In 2021, at the LaRonde mine, 27% of the production mucking was done in automated mode with operators based on surface, compared to an initial objective of 17%. In 2021, at the LZ5 mine, 23% of the production mucking was done in automated mode with operators based on surface, compared to an initial objective of 20%. In 2022, the Company has set targets of 30% of the production mucking at LaRonde and 23% of the production mucking and hauling at LZ5 to be done in automated mode, while also working on remote production drilling

•	In the fourth quarter of 2021, the major maintenance for booster fan 194 at the LaRonde mine was completed as per schedule. The maintenance work to repair and improve the 5,000 tonne surface ore silo commenced and is expected to be completed in the first quarter of 2022. During this maintenance work, the mill is operating at normal levels

•	The signature of a collaboration agreement with First Nations groups, which was planned in November 2021, was postponed and is now expected in 2022

Project Highlights

•	At Zone LR11-3 (which is at the past producing Bousquet 2 mine), the dewatering of the old workings and the development continued according to plan in the fourth quarter of 2021. Production from LR11-3 is expected to begin in late 2022

•	The construction of the drystack tailings facilities is progressing on schedule. The installation of the mechanical equipment has started and the filter-press assembly is underway. The drystack tailings facility is expected to be operational by the end of 2022

Exploration

•	The rehabilitation work of track drift 9-0, the enlargement of track drift 215 and the development of exploration drift 290 continued to progress in the fourth quarter of 2021. Initial drilling targeting mineralized zones beneath the past producing Bousquet mine is ongoing from the drill stations rehabilitated so far on track drift 9-0 and initial results are expected later in 2022

•	Exploration drilling in the core of the 20N Zinc South Zone continued and returned significant intercepts, including hole LR-317-004A, which yielded 12.6 g/t gold, 271 g/t silver, 1.47% copper and 1.8% zinc over 2.8 metres at 3,438 metres depth approximately 118 metres beneath the mineral reserves defined at the end of 2021. The intercept confirms that the zone gets richer in gold at depth and remains open at depth and laterally

Canadian Malartic – Record Mining Performance in 2021 Drives Record Annual Gold Production; Six Millionth Ounce of Gold Poured (100% Basis) in 2021

In June 2014, Agnico Eagle and Yamana acquired Osisko Mining Corporation (now Canadian Malartic Corporation) and created the Partnership. The Partnership owns the Canadian Malartic mine in northwestern Quebec and operates it through a joint management committee. Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership. All volume data in this section reflect the Company's 50% interest in the Canadian Malartic mine, except as otherwise indicated. The Odyssey underground project was approved for construction in February 2021.

Canadian Malartic Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes) (100%)	5,530	5,738
Tonnes of ore milled per day (100%)	60,109	62,370
Gold grade (g/t)	1.12	1.07
Gold production (ounces)	88,933	86,371
Production costs per tonne (C$)	$28	$26
Minesite costs per tonne (C$)	$28	$27
Production costs per ounce of gold produced ($ per ounce)	$689	$668
Total cash costs per ounce of gold produced ($ per ounce)	$676	$656

Gold production in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to higher gold grades and higher metallurgical recovery, partially offset by lower throughput. In the fourth quarter of 2021, Canadian Malartic benefited from higher grades and recoveries from ore in the Malartic pit and higher sourcing from the higher grade Barnat pit. The mill delivered another strong quarterly performance with throughput of 60,109 tpd achieved, which was above plan but lower than the record throughput of 62,370 tpd achieved in the fourth quarter of 2020.

Production costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from lower throughput levels and the timing of unsold inventory. Production costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to higher production costs per tonne and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by higher gold grades.

Minesite costs per tonne in the fourth quarter of 2021 were essentially the same when compared to the prior-year period primarily due to higher mine and mill production costs resulting from lower throughput levels being offset by higher deferred stripping adjustment. Total cash costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by higher gold grades.

Canadian Malartic Mine – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes) (100%)	22,260	19,337
Tonnes of ore milled per day (100%)**	60,986	56,832
Gold grade (g/t)	1.11	0.97
Gold production (ounces)	357,392	265,387
Production costs per tonne (C$)	$28	$27
Minesite costs per tonne (C$)	$28	$27
Production costs per ounce of gold produced ($ per ounce)	$679	$736
Total cash costs per ounce of gold produced ($ per ounce)	$663	$723

*For the full year 2020, the Barnat open pit had 18,930 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 340 days for the full year 2020.

Gold production in the full year 2021 increased when compared to the prior year primarily due to higher throughput and higher gold grades. The higher throughput primarily resulted from strong operational performance and continuous operation through 2021 while, in the prior year, the operations were suspended from March 23, 2020 to April 17, 2020 due to the Quebec Order. The higher gold grade primarily resulted from increased sourcing of ore from the higher grade Barnat pit in 2021 as per the mining sequence while, in the prior year, lower grade stockpiles were processed during the ramp-up of operations following the Quebec Order.

Production costs per tonne in the full year 2021 were essentially the same when compared to the prior year primarily due to higher open pit production costs resulting from a higher stripping ratio at the Barnat pit, partially offset by higher throughput and higher deferred stripping adjustment. Production costs per ounce in the full year 2021 decreased when compared to the prior year primarily due to higher gold production, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the full year 2021 were essentially the same when compared to the prior year primarily due to higher open pit production costs resulting from a higher stripping ratio at the Barnat pit, partially offset by higher throughput and higher deferred stripping adjustment. Total cash costs per ounce in the full year 2021 decreased when compared to the prior year primarily due to higher gold production, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	In the fourth quarter of 2021, the Canadian Malartic mine poured its six millionth ounce of gold (100% basis) since the beginning of the operation in 2011

•	In 2021, record operational performances and high gold grades drove record annual gold production to 714,784 ounces (100% basis)

•	The fourth quarter of 2021 was the third consecutive quarter with over 18 million tonnes extracted from the pits. Open pit production was above plan at the Canadian Malartic pit, which remains a focus area to ensure the completion of the pit in 2023 in time for a transition to in-pit tailings disposal in 2024

Project Highlights

Canadian Malartic:

•	The Partnership recently reviewed the potential to increase capacity in a portion of the tailings facility. However, the Partnership determined that the best option was to optimize the processing plan to improve the production profile during the transition to the Odyssey underground project. This has resulted in an adjustment of the mill rate to 51,500 tpd in 2022 and is expected to enhance the financial metrics and cash flow in the near-term

Odyssey Project:

•	An update of the Odyssey Project is set-out above in the "Future Value Drivers" section of this news release

Goldex – One Millionth Ounce of Gold Poured Since the Restart in 2013

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes)	729	756
Tonnes of ore milled per day	7,924	8,217
Gold grade (g/t)	1.70	1.79
Gold production (ounces)	35,921	39,507
Production costs per tonne (C$)	$44	$42
Minesite costs per tonne (C$)	$44	$42
Production costs per ounce of gold produced ($ per ounce)	$701	$624
Total cash costs per ounce of gold produced ($ per ounce)	$679	$591

Gold production in the fourth quarter of 2021 decreased when compared to the prior-year period primarily due to lower gold grades and lower throughput levels. In the fourth quarter of 2021, the Goldex mine delivered a solid performance in line with the production plan, while in the fourth quarter of 2020, the mine achieved record quarterly production in terms of mill throughput and ounces resulting from the mining of higher grade stopes.

Production costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to higher mine costs resulting from higher ground support costs, increased production from the South Zone, and mill production costs resulting from lower throughput levels and higher unit costs for reagents and grinding media. Production costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to lower gold grades, higher production costs per tonne and the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to reasons described above. Total cash costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period due to lower gold grades, higher minesite costs per tonne and the strengthening of the Canadian dollar against the U.S. dollar.

Goldex Mine – Operating Statistics

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes)	2,874	2,655
Tonnes of ore milled per day	7,874	7,254
Gold grade (g/t)	1.60	1.64
Gold production (ounces)	134,053	127,540
Production costs per tonne (C$)	$42	$41
Minesite costs per tonne (C$)	$42	$41
Production costs per ounce of gold produced ($ per ounce)	$717	$648
Total cash costs per ounce of gold produced ($ per ounce)	$684	$634

Gold production in the full year 2021 increased when compared to the prior year primarily due to higher mill throughput levels, partially offset by lower grades. The higher throughput primarily resulted from continuous operation through the year while, in the prior year, the operations were suspended from March 23, 2020 to April 24, 2020 due to the Quebec Order.

Production costs per tonne in the full year 2021 were essentially the same when compared to the prior year. Production costs per ounce in the full year 2021 increased when compared to the prior year primarily due to the strengthening of the Canadian dollar against the U.S. dollar and lower gold grades.

Minesite costs per tonne in the full year 2021 were essentially the same when compared to the prior year. Total cash costs per ounce in the full year 2021 increased when compared to the prior year due to the strengthening of the Canadian dollar against the U.S. dollar and lower gold grades.

Operational Highlights

•	In 2021, Goldex achieved its best results in terms of health and safety since the restart of the operation in 2013

•	In the fourth quarter of 2021, the Goldex mine poured its one millionth ounce of gold since the restart of the operation in 2013

•	Work on the pastefill network was completed in November 2021, returning it to normal operating levels. Production in the higher grade South Zone and Deep 1 Zone resumed as per the adjusted mining sequence

•	Ore production from the South Zone was 776 tpd in the fourth quarter of 2021 and reached 1,319 tpd in December 2021. The increased ore production from the South Zone contributed to the higher gold grade processed in the fourth quarter of 2021

•	In the fourth quarter of 2021, the Rail-Veyor operated at 7,143 tpd, above its design capacity of 7,000 tpd

NUNAVUT

Agnico Eagle considers Nunavut a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit), together with the recently acquired Hope Bay project and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

In December 2021, as a result of the increase in COVID-19 cases at its Nunavut operations, the Company took the precautionary step to send home the Nunavut based workforce and reduce site activities.

Meliadine Mine – Record Annual Gold Production; New Eastern Extension Discovered at Tiriganiaq

Located near Rankin Inlet in the Kivalliq District of Nunavut, Canada, the Meliadine project was acquired in July 2010. The Company owns 100% of the 98,222-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

Meliadine Mine – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Three Months Ended	Three Months Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes)	462	334
Tonnes of ore milled per day**	5,022	4,023
Gold grade (g/t)	7.07	8.08
Gold production (ounces)	101,843	88,273
Production costs per tonne (C$)	$188	$248
Minesite costs per tonne (C$)	$190	$234
Production costs per ounce of gold produced ($ per ounce)	$680	$716
Total cash costs per ounce of gold produced ($ per ounce)	$656	$652

*In the fourth quarter of 2020, the Tiriganiaq open pit had 4,509 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 83 days for the three months ended December 31, 2020

Gold production in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to a record quarterly processing rate at 5,022 tpd, above the targeted 4,800 tpd, partially offset by lower gold grades resulting from an increase in tonnage sourced from the lower grade open pit ore.

Production costs per tonne in the fourth quarter of 2021 decreased when compared to the prior-year period due to higher throughput levels and the timing of unsold inventory. Production costs per ounce in the fourth quarter of 2021 decreased when compared to the prior-year period due to lower production costs per tonne and the timing of unsold inventory, partially offset by the strengthening of the Canadian dollar against the U.S. dollar and the lower gold grades.

Minesite costs per tonne in the fourth quarter of 2021 decreased when compared to the prior-year period primarily due to higher throughput levels. Total cash costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period due to lower gold grades and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by lower minesite costs per tonne.

Meliadine Mine – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes)	1,501	1,346
Tonnes of ore milled per day**	4,698	3,813
Gold grade (g/t)	7.37	7.35
Gold production (ounces)	367,630	312,398
Production costs per tonne (C$)	$199	$244
Minesite costs per tonne (C$)	$206	$240
Production costs per ounce of gold produced ($ per ounce)	$644	$786
Total cash costs per ounce of gold produced ($ per ounce)	$634	$774

*In the full year 2021, the Tiriganiaq open pit had 24,057 ounces of pre-commercial gold production. In the full year 2020, the Tiriganiaq open pit had 6,491 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 319 days in the full year of 2021 and 353 days in the full year 2020.

Gold production in the full year 2021 increased when compared to the prior year primarily due to higher throughput levels and higher gold grades. In the full year 2021, the Meliadine mine ramped up its milling rate, achieving an average yearly processing rate of 4,698 tpd. In the prior year, the Meliadine processing plant was affected by a failure of the crusher apron feeder resulting in lower throughput levels in the first quarter of 2020 and by reduced operating rates related to measures taken to reduce the spread of COVID-19 in the second quarter of 2020.

Production costs per tonne in the full year 2021 decreased when compared to the prior year due to higher throughput levels, the continuous optimization of the operation processes and the timing of unsold inventory. Production costs per ounce in the full year 2021 decreased when compared to the prior year due to lower production costs per tonne and higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the full year 2021 decreased when compared to the prior year primarily due to higher throughput levels and the continuous optimization of the operation processes. Total cash costs per ounce in the full year 2021 decreased when compared to the prior year due to lower minesite costs per tonne and higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	Due to the COVID-19 outbreak in December 2021, the mine focused on production and reduced the pace for some supporting activities, including underground development, which is expected to slightly affect the mining sequence in early 2022. As of mid-January 2022, the mine had returned to normal operating levels

•	In 2021, the Meliadine mine achieved and exceeded the expected timing of the ramp-up of its processing facilities, achieving an average yearly processing rate of 4,698 tpd. In the fourth quarter of 2021, the average processing rate increased to 5,022 tpd. The increased mill throughput drove record yearly gold production of 391,687 ounces (including pre-commercial production from the Tiriganiaq open pit)

•	In 2022, the Meliadine mill is forecast to operate at 4,800 tpd. The Phase 2 mill expansion is expected to be completed in mid-2024 when the processing rate is forecast to increase to 6,000 tpd, with the potential to reach 6,250 tpd in 2026

•	Open pit activities in Tiriganiaq I were completed as planned in 2021 and a first pushback is expected to start in 2022

•	The saline water discharge to sea season started on August 14, 2021 and was completed in the fourth quarter of 2021. The inflow of saline water underground remains below predicted levels. The surface saline water storage facilities are expected to provide sufficient capacity to manage water levels at site until the construction of the discharge waterline

•	The permit for the construction of the discharge waterline was received on January 31, 2022. Once built, the discharge waterline will be used on a seasonal basis to discharge to sea. By replacing the discharge saline water to sea currently done by truck, the waterline is expected to reduce costs and the environmental impact. The construction of the waterline is expected to start in the second quarter of 2022 and to be completed in time for the 2024 discharge season

Exploration

•	In the fourth quarter of 2021, an eastern extension of the Tiriganiaq mineralization was discovered at depth. Highlight intercepts include 15.8 g/t gold over 3.0 metres at 487 metres depth in hole M21-2931A and 15.7 g/t gold over 6.6 metres at 508 metres depth in hole M21-3300

•	With recent drill results demonstrating the potential for additional gold mineralization at depth, the Company has begun development of an exploration drift to accelerate the exploration drilling. In the fourth quarter of 2021, the development advanced by approximately 100 metres linear and the first drill bay was completed. Initial drilling is expected to start in the first quarter of 2022

Meadowbank Complex – Record Tonnes Mined in 2021; Gold Production Affected by COVID-19 Outbreak in December 2021 and Lower Gold Grades

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The Complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and mining activities at the site were completed by the fourth quarter of 2019.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank minesite. Additional infrastructure has also been built at the Amaruq site. Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Meadowbank Complex – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Three Months Ended	Three Months Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes)	782	684
Tonnes of ore milled per day**	8,635	8,755
Gold grade (g/t)	2.93	2.89
Gold production (ounces)	67,630	57,739
Production costs per tonne (C$)	$181	$145
Minesite costs per tonne (C$)	$164	$132
Production costs per ounce of gold produced ($ per ounce)	$1,652	$1,297
Total cash costs per ounce of gold produced ($ per ounce)	$1,434	$1,142

*In the fourth quarter of 2021, Amaruq had 1,608 ounces of pre-commercial production from the underground project. In the fourth quarter of 2020, Amaruq had 10,995 ounces of pre-commercial gold production from the IVR pit.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 78 days in the fourth quarter of 2020.

In the fourth quarter of 2021, gold production (excluding pre-commercial production) increased when compared to the prior-year period primarily due to higher mill throughput and higher gold grades from the contribution from the IVR open pit. Including pre-commercial production, gold production in the fourth quarter of 2021 was essentially the same as in the prior-year period despite an 11-day interruption of the mill in December 2021 related to COVID-19.

Production costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to lower capitalized costs and higher service costs to manage the COVID-19 outbreak, partially offset by the timing of inventory. Production costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period due to the higher production costs per tonne and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by higher gold grades.

Minesite costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to the reasons described above for the increase in production costs per tonne. Total cash costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to the higher minesite costs per tonne and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by higher gold grades.

Meadowbank Complex – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes)	3,556	2,482
Tonnes of ore milled per day**	9,782	7,113
Gold grade (g/t)	3.07	2.72
Gold production (ounces)	322,852	198,418
Production costs per tonne (C$)	$144	$154
Minesite costs per tonne (C$)	$143	$148
Production costs per ounce of gold produced ($ per ounce)	$1,259	$1,436
Total cash costs per ounce of gold produced ($ per ounce)	$1,201	$1,404

*For the full year 2021, the Amaruq underground project had 1,956 ounces of pre-commercial gold production. For the full year 2020, Amaruq had 10,995 ounces of pre-commercial gold production from the IVR pit.

** Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 349 days in 2020.

In the full year 2021, gold production increased when compared to the prior year primarily due to higher throughput resulting from improved operational performance, optimization of the processing facility and higher gold grades with deepening of the pit and the contribution from the IVR open pit. In the prior year, production activities were reduced and the mill was put on care and maintenance from March 19, 2020 to May 28, 2020 related to the implementation of measures to reduce the spread of COVID-19.

Production costs per tonne in the full year 2021 decreased when compared to the prior year primarily due to higher throughput levels and continuous improvement initiatives at the mine and mill, partially offset by a lower deferred stripping adjustment. Production costs per ounce in the full year 2021 decreased when compared to the prior year due to higher gold production and lower production costs per tonne, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the full year 2021 decreased when compared to the prior year primarily due to the reasons for the decrease in production costs per tonne described above. Total cash costs per ounce in the full year 2021 decreased when compared to the prior year due to higher gold grades and lower minesite costs per tonne, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	In 2021, the Amaruq open pit continued to show consistent improvement and set a yearly record of tonnes mined of approximately 38.5 million tonnes. In addition, the consistent performance of the long haul truck fleet drove a record 3.8 million ore tonnes hauled between Amaruq and Meadowbank

•	Due to the COVID-19 outbreak in December 2021, activities at the Meadowbank Complex were reduced to essential services as of December 22, 2021. Production activities were restarted in mid-January 2022 and gradually ramped up to normal operating levels into February 2022

•	In the fourth quarter of 2021, gold grades to the mill were lower than forecast as a result of higher than expected dilution and the changes in the mining sequence commencing in the second quarter of 2021. With the combination of the lower gold grades and the 11-day suspension of activities, the gold production in the fourth quarter of 2021 was lower than anticipated

•	As a result of suspension of production activities in December 2021 and the gradual ramp-up of activities in January 2022, gold production in the first quarter of 2022 is expected to be approximately 60,000 ounces

•	The Company is currently evaluating potential opportunities to further optimize the integration of the open pit and underground operations

•	In the fourth quarter of 2021, the Company completed a seven-day mill shutdown which included preparation work to tie-in the High Pressure Grinding Rolls ("HPGR"). The HPGR commissioning is expected to be completed in the second quarter of 2022

Underground Project Highlights

•	In the fourth quarter of 2021, the underground development was above target with 942 metres completed

•	The construction of the underground mine infrastructure, although affected by the COVID-19 related reduction of activities in December 2021 and January 2022, remains on budget and on schedule

•	In the first half of 2022, the Company is focusing on the underground project's operational readiness. The extraction of a test stope is planned for the second quarter of 2022 and commercial production is expected to be achieved in the second half of 2022

Hope Bay Project – Operations Suspended; Longer-term Focus on Exploration and Evaluation of Larger Production Scenarios

Located in the Kitikmeot District of Nunavut, Canada, approximately 125 kilometres southwest of Cambridge Bay, the Hope Bay project was acquired in February 2021. The Company owns 100% of the 191,342-hectare property which includes portions of the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with mineral reserves and mineral resources and over 90 regional exploration targets. At the time the Hope Bay project was acquired, construction at the Doris deposit was complete and commercial production had been achieved in the second quarter of 2017.

Hope Bay Mine – Operating Statistics
	Three Months Ended	Year Ended
	December 31, 2021	December 31, 2021*
Tonnes of ore milled (thousands of tonnes)	7	228
Tonnes of ore milled per day	76	685
Gold grade (g/t)	3.60	8.42
Gold production (ounces)	705	56,229
Production costs per tonne (C$)	$3,463	$457
Minesite costs per tonne (C$)	$220	$326
Production costs per ounce of gold produced ($ per ounce)	$27,153	$1,478
Total cash costs per ounce of gold produced ($ per ounce)	$1,829	$1,063

*All metrics are for the period from February 2, 2021 to December 31, 2021.

In late September and early October of 2021, the Hope Bay mine experienced a COVID-19 outbreak at site. The Company took the precautionary step to suspend operations to ensure the safety of its employees and to protect the surrounding communities. The process plant stopped operations on October 7, 2021 and was not restarted in the fourth quarter of 2021. As a result, in the fourth quarter of 2021, gold production at Hope Bay was minimal at 705 ounces and the reported unit costs are not representative of normal operating levels.

Gold production in the full year 2021 at Hope Bay was 56,229 ounces, with production costs per tonne of C$457, production costs per ounce of $1,478, minesite costs per tonne of C$326 and total cash costs per ounce of $1,063. All metrics for the full year 2021 are from February 2, 2021 to December 31, 2021.

Operational Highlights

•	In late September and again in mid-October, there were a significant number of COVID-19 cases identified at site. As a precautionary measure, the Company decided to suspend mining and milling operations as it investigated opportunities to improve screening and testing at the Edmonton and Yellowknife facilities and health protocols at site

•	The Company started to ramp up exploration and underground activities in mid-November 2021. However, with increasing cases of COVID-19 in December, the Company again reduced all activities at site to essential services only

•	In 2022 and 2023, production activities will remain suspended and the primary focus will be on accelerating exploration and the evaluation of larger production scenarios. The Company remains confident in the long term potential at the Hope Bay property

FINLAND

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company's largest mineral reserves. The expansion of the Kittila mill to 2.0 mtpa was completed in the fourth quarter of 2020. An underground shaft is under construction and is expected to be commissioned in late 2022 or early 2023. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine. Near mine exploration remains the main focus as the deposit remains open at depth and laterally.

Kittila – Record Annual Gold Production; Shaft Sinking Expected to be Completed in the second half of 2022; Drilling Confirms the Southward Extension of the Main and Sisar Zones

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes)	526	353
Tonnes of ore milled per day	5,717	3,837
Gold grade (g/t)	4.39	4.58
Gold production (ounces)	63,172	45,056
Production costs per tonne (EUR)	€74	€90
Minesite costs per tonne (EUR)	€84	€100
Production costs per ounce of gold produced ($ per ounce)	$712	$830
Total cash costs per ounce of gold produced ($ per ounce)	$812	$908

Gold production in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to higher throughput levels, partially offset by lower gold grades as expected with the planned mining sequence. The higher throughput levels resulted from a strong operating performance in the fourth quarter of 2021 and an extended mill shutdown in the fourth quarter of 2020 to complete the mill expansion tie-in.

Production costs per tonne in the fourth quarter of 2021 decreased when compared to the prior-year period primarily due to higher throughput levels, reduced contractor usage for development and haulage, and reduced mill maintenance costs as a result of the timing of the mill shutdown in the fourth quarter of 2020. Production costs per ounce in the fourth quarter of 2021 decreased when compared to the prior-year period due to lower production costs per tonne and the weakening of the Euro against the U.S. dollar, partially offset by lower gold grades.

Minesite costs per tonne in the fourth quarter of 2021 decreased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the fourth quarter of 2021 decreased when compared to the prior-year period due to lower minesite costs per tonne and the weakening of the Euro against the U.S. dollar, partially offset by lower gold grades.

Kittila Mine – Operating Statistics
	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Tonnes of ore milled (thousands of tonnes)	2,052	1,702
Tonnes of ore milled per day	5,622	4,650
Gold grade (g/t)	4.19	4.38
Gold production (ounces)	239,240	208,125
Production costs per tonne (EUR)	€80	€87
Minesite costs per tonne (EUR)	€82	€86
Production costs per ounce of gold produced ($ per ounce)	$806	$816
Total cash costs per ounce of gold produced ($ per ounce)	$835	$805

Gold production in the full year 2021 increased when compared to the prior year primarily due to higher throughput resulting from the ramp-up of the Kittila mill to its expanded capacity of 2.0 mtpa, partially offset by lower gold grades related to adjustments to the mining sequence.

Production costs per tonne in the full year 2021 decreased when compared to the prior year primarily due to higher throughput levels and reduced contractor usage for development and haulage. Production costs per ounce in the full year 2021 decreased when compared to the prior year due to lower production costs per tonne and the timing of inventory sales, partially offset by the lower gold grades and the strengthening of the Euro against the U.S. dollar.

Minesite costs per tonne in the full year 2021 decreased when compared to the prior year primarily due to higher throughput levels and reduced contractor usage for development and haulage. Total cash costs per ounce in the full year 2021 increased when compared to the prior year due to lower gold grades and the strengthening of the Euro against the U.S. dollar, partially offset by lower minesite costs per tonne.

Operational Highlights

•	The mine achieved record annual gold production of 239,240 ounces in 2021. This performance was driven by successful operation of the mill at its expanded run-rate of 2.0 mtpa and strong performance from the underground mine which extracted a record 2,089,535 tonnes in 2021

•	In the fourth quarter of 2021, ore production was higher than planned at approximately 545,000 tonnes mined and demonstrated the upside potential from the 2.0 mtpa mining rate. Gold grades increased in the fourth quarter of 2021, compared to the third quarter of 2021, with the extraction of higher grade stopes that had previously been delayed due to a change in the mining sequence

•	Underground development was lower than expected in 2021 due to a transitioning of contractors to permanent employees status. In the fourth quarter of 2021, underground development performance improved to the rate required to sustain 2022 production levels. This transfer of contractors was one of the main contributors to a €4 reduction in minesite costs per tonne in 2021 compared to the prior year

•	In the fourth quarter of 2021, the mine started installing a private 5G network to support the underground and surface operations. The network is an integral step in the digital transformation of the mine site (unlocking new opportunities for further automation advancements such as autonomous vehicles). The installation will continue through 2022 with completion expected in the fourth quarter of 2022

•	As part of the annual maintenance of the autoclave, there is a planned nine-day shutdown of the mill in the first quarter of 2022 and an eleven-day shutdown in the fourth quarter of 2022

Project Highlights

•	The Kittila shaft sinking rate improved in the fourth quarter of 2021 and the shaft sinking is approximately 70% complete. Shaft sinking is expected to be completed in the second half of 2022. Commissioning of the production hoist is expected in late 2022 or early 2023. The overall total expansion project costs are expected to remain within the previously disclosed estimated range of €190 to €200 million, however the global COVID-19 situation may have an effect on costs and schedule

•	As part of the expansion project at the mine, the construction of a nitrogen removal plant is progressing as per schedule and is expected to be commissioned in the second half of 2022

Exploration

•	In the fourth quarter of 2021, exploration drilling further delineated a target area below the shaft currently under construction, with a highlight hole RUG21-1537 returning 5.5 g/t gold (uncapped) over 15.6 metres at 1,097 metres depth in the Main Zone. In the deep exploration program, drilling in hole RIE21-700E returned 6.3 g/t (uncapped) over 13.6 metres at 1,948 metres depth, further confirming gold mineralization in the deep portions of the Sisar Zone

MEXICO

Agnico Eagle's Southern Business operations are focused in Mexico. These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos – Sinter Underground Now in Production and Reyna de Plata Open Pit Nearing Start-Up; Cubiro Project Advancing On Schedule

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	December 31, 2021	December 31, 2020
Tonnes of ore processed (thousands of tonnes)	441	544
Tonnes of ore processed per day	4,793	5,913
Gold grade (g/t)	2.43	2.23
Gold production (ounces)	32,741	36,671
Production costs per tonne	$74	$69
Minesite costs per tonne	$82	$68
Production costs per ounce of gold produced ($ per ounce)	$999	$1,021
Total cash costs per ounce of gold produced ($ per ounce)	$888	$767

Gold production in the fourth quarter of 2021 decreased when compared to the prior-year period primarily due to lower throughput levels resulting from the early depletion of the Sinter open pit in the third quarter of 2021 and higher than anticipated ground support requirements for stope preparation, partially offset by higher gold grades from the contribution of high grade stopes from the Cerro Colorado zone.

Production costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to lower throughput levels, higher processing costs related to higher unit costs for reagents and grinding media, partially offset by the timing of inventory. Production costs per ounce in the fourth quarter of 2021 decreased when compared to the prior-year period due to higher gold grades and the timing of the inventory, partially offset by higher production costs per tonne.

Minesite costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to lower throughput levels and higher processing costs related to higher unit costs for reagents and grinding media. Total cash costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period due to higher minesite costs per tonne and lower by-product revenues from lower silver volumes, partially offset by higher gold grades.

Pinos Altos Mine – Operating Statistics
	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Tonnes of ore processed (thousands of tonnes)	1,899	1,796
Tonnes of ore processed per day	5,203	4,907
Gold grade (g/t)	2.19	2.13
Gold production (ounces)	126,932	114,798
Production costs per tonne	$75	$69
Minesite costs per tonne	$75	$66
Production costs per ounce of gold produced ($ per ounce)	$1,115	$1,086
Total cash costs per ounce of gold produced ($ per ounce)	$858	$749

Gold production in the full year 2021 increased when compared to the prior year primarily due to higher throughput as the minesite operated at planned levels through the period while, in the prior year, the operations were suspended from April 2, 2020 to May 18, 2020 as the Government of Mexico mandated the suspension of all non-essential businesses in response to the COVID-19 pandemic (the "Decree").

Production costs per tonne in the full year 2021 increased when compared to the prior year primarily due to higher processing costs related to higher unit costs for reagents and grinding media and higher diesel consumption to run generators during a one week power outage that affected northern Mexico in February 2021, partially offset by higher throughput. Production costs per ounce in the full year 2021 increased when compared to the prior year due to higher production costs per tonne, partially offset by the timing of inventory and higher gold grades.

Minesite costs per tonne in the full year 2021 increased when compared to the prior year primarily due to higher processing costs and higher diesel consumption for the reasons described above, partially offset by higher throughput levels. Total cash costs per ounce in the full year 2021 increased when compared to the prior year due to higher minesite costs per tonne and lower by-product revenues from lower silver volumes, partially offset by higher gold grades.

Operational Highlights

•	At Sinter, a trench was mined at the bottom of the depleted pit, contributing 32,000 tonnes in the fourth quarter of 2021. Production from the Sinter deposit has now moved to underground. The pastefill plant and the ventilation system are approximately 90% complete and are expected to be commissioned in the first quarter of 2022. Sinter underground is expected to ramp up to its full production capacity in the first half of 2022

•	With the current advance of the rehabilitation work at the Cerro Colorado Zone, the extraction of high grade stopes has resumed at a reduced pace, which contributed to the higher than forecast gold production for the quarter

•	In 2022, approximately 90% of the ore will be produced from the underground deposits (Santo Nino, Cerro Colorado, Oberon de Weber and Sinter), with the remaining 10% coming from the Reyna de Plata Open Pit

Project Highlights

•	At the Cubiro deposit, underground development advanced by 322 metres in the fourth quarter of 2021 and by 2,743 metres for the full year. Work remains ahead of forecast. Construction of the powerline was completed in the fourth quarter of 2021. Pre-production activities will continue through 2022 into 2023. Initial production is expected in the second half of 2023. Once completed, Cubiro is expected to provide additional production flexibility to the Pinos Altos operations

•	At Reyna de Plata, site preparation activities were complete at the end of the fourth quarter of 2021. Open pit pre-stripping activities are ongoing and production is expected in the first half of 2022

La India – Improvement in Leach Kinetics Drives Strong Gold Production; Regional Exploration Remains Focused on the Chipriona Deposit and Other Sulphide Opportunities

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	December 31, 2021	December 31, 2020
Tonnes of ore processed (thousands of tonnes)	1,398	1,657
Tonnes of ore processed per day	15,196	18,011
Gold grade (g/t)	0.76	0.55
Gold production (ounces)	24,660	22,393
Production costs per tonne	$16	$10
Minesite costs per tonne	$15	$11
Production costs per ounce of gold produced ($ per ounce)	$885	$740
Total cash costs per ounce of gold produced ($ per ounce)	$840	$813

Gold production in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to the delayed recovery of the ore stacked in the second quarter of 2021 and gradually irrigated through the second half of the year. The La India mine also benefited from higher gold grades than anticipated in the Main Zone deposit in the fourth quarter of 2021.

Production costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to higher open pit costs resulting from a higher stripping ratio at the Main Zone, higher cement and cyanide consumption related to the high clay content of the ore and adjustments to the heap leach ore. Production costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period due to the higher production costs per tonne and the timing of inventory, partially offset by higher gold grades.

Minesite costs per tonne in the fourth quarter of 2021 increased when compared to the prior-year period primarily due to reasons for the increase in production costs per tonne described above. Total cash costs per ounce in the fourth quarter of 2021 increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by higher gold grades and higher by-product revenues from higher silver volumes.

La India Mine – Operating Statistics
	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Tonnes of ore processed (thousands of tonnes)	6,018	5,526
Tonnes of ore processed per day	16,488	15,098
Gold grade (g/t)	0.56	0.67
Gold production (ounces)	63,529	84,974
Production costs per tonne	$10	$12
Minesite costs per tonne	$10	$12
Production costs per ounce of gold produced ($ per ounce)	$950	$802
Total cash costs per ounce of gold produced ($ per ounce)	$939	$788

Gold production in the full year 2021 decreased when compared to the prior year primarily due to reduced irrigation of the heap leach starting in March 2021 due to low local water levels, a slow ramp-up of the heap leach kinetics following the onset of the rainy season in July 2021 and lower grades, partially offset by higher ore stacking (in the prior year, the operations were suspended from April 2, 2020 to May 18, 2020 as required by the Decree).

Production costs per tonne in the full year 2021 decreased when compared to the prior year primarily due to the build-up of heap leach ore inventory resulting from reduced irrigation of the heap leach from March to June 2021 and by higher stacking rates. Production costs per ounce in the full year 2021 increased when compared to the prior year due to lower gold grades, partially offset by the lower production costs per tonne for the reasons described above.

Minesite costs per tonne in the full year 2021 decreased when compared to the prior year primarily due to the build-up of heap leach ore inventory resulting from reduced irrigation of the heap leach from March to June 2021 and by higher stacking rates. Total cash costs per ounce in the full year 2021 increased when compared to the prior year due to lower gold production partially offset by lower minesite costs per tonne for the reasons described above.

Operational Highlights

•	In the fourth quarter of 2021, the Company continued with plans to improve the heap leach kinetics. As a result, the leach kinetics improved significantly through the period and resulted in gold production above forecast

•	In the fourth quarter of 2021, costs were affected by a higher stripping ratio than anticipated at the Main Zone and an increase in cement consumption for the agglomeration process. A study is underway to evaluate the potential to reduce cement consumption, replacing it with a binder

•	In 2022, ore production will transition from the Main Zone pit, which is expected to be depleted in the first half of the year, to the La India pit and the El Realito pit

Project Highlights

•	The La India heap leach pad construction phase III (occupying the now exhausted North Zone pit) was completed in the fourth quarter of 2021. The heap leach pad phase III provides sufficient capacity to stack the remaining ore in mineral reserves

•	El Realito haulage road construction was completed in the fourth quarter of 2021. Pre-stripping of the El Realito pit is underway and is expected to be completed early in the third quarter of 2022

Chipriona – Potential to Develop a Sulphide Project in the La India Mining Camp

In regional exploration at La India during 2021, the Company continued its program of infill and step-out drilling of the gold- and silver-rich Chipriona polymetallic sulphide deposit and associated mineralized veins within the 3.2-kilometre-long Chipriona structural corridor as well as other sulphide targets near the La India oxide gold operations. The Chipriona deposit is located approximately one kilometre north of the La India mine.

The Company drilled 75 holes totaling 18,377 metres at Chipriona during 2021 to infill mineral resources, upgrade the block model categories and grow mineral resources inside the current pit design. The continued intersection of breccias displaying polymetallic mineralization confirmed the lateral and down-dip projections of the mineralized structures that range between 10 and 20 metres wide and demonstrated further potential for mineral resources conversion.

Due to the success in conversion and step-out drilling at Chipriona in 2021, the Company reported a significant increase in indicated mineral resources at year-end 2021 and confirmed the high-grade silver values that typify the Chipriona sulphide deposit in contrast to the traditional low-grade oxide ore of the La India heap-leach operations.

At December 31, 2021, the Chipriona open pit deposit hosted indicated mineral resources of 260,000 ounces of gold, 18.0 million ounces of silver and 51,000 tonnes of zinc (6.4 million tonnes grading 1.26 g/t gold, 87.3 g/t silver and 0.80% zinc) and inferred mineral resources of 130,000 ounces of gold, 19.3 million ounces of silver and 54,000 tonnes of zinc (6.8 million tonnes grading 0.59 g/t gold, 87.8 g/t silver and 0.79% zinc).

The significant polymetallic mineralization being intersected near surface at Chipriona over substantial widths continues to suggest the potential for bulk mining of lower-grade mineralization in stockwork zones that surround high-grade vein and breccia structures.

In 2022, exploration will continue around the La India and Chipriona deposits in order to grow the sulphide and polymetallic ore style of mineralization and is expected to add to total mineral resources. The Company will continue to conduct metallurgical test work to assess the viability of building facilities to process this type of mineralization.

The Company is currently evaluating the potential to mill the Chipriona and La India sulphides to produce a flotation concentrate yielding an average of approximately 75,000 ounces of gold equivalent per year. Given its location, the project would benefit from the existing La India infrastructure which would reduce capital expenditures.

Project development and exploration costs for Chipriona in 2022 are estimated at approximately $3.1 million. Exploration will be carried out using a phased approach. The first phase of drilling will consist of approximately 8,000 metres of drilling with a primary focus on infilling the current mineral resources.

Santa Gertrudis – An Open Pit Oxide and Underground Sulphide Opportunity in a Past Producing Gold Region

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017. The 44,215-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000. The property has substantial surface infrastructure, including pre-stripped pits, haul roads, water sources and several buildings.

The exploration program at Santa Gertrudis in 2021 totaled 52,974 metres in 115 holes, with work focused on expanding the oxide mineral resources, testing new targets and continuing metallurgical studies. An infill drilling program to convert the oxide mineral resources into mineral reserves in the Cristina and Central Trends was also initiated during the year.

As at December 31, 2021, open-pit indicated mineral resources were estimated at 4.8 million tonnes grading 0.64 g/t gold (99,000 contained ounces of gold) and 4.8 g/t silver (739,000 ounces of silver) with inferred mineral resources estimated at 23.5 million tonnes grading 1.14 g/t gold (858,000 contained ounces of gold) and 2.1 g/t silver (1.6 million ounces of silver), while underground inferred mineral resources totaled 7.3 million tonnes grading 3.5 g/t gold (821,000 contained ounces of gold) and 18.3 g/t silver (4.3 million ounces of silver).

Exploration drilling during the fourth quarter at the Amelia deposit resulted in improved geological and structural modelling that has allowed for the projection of high-grade structures at depth approximately 120 metres below the mineral resources defined at year-end 2021.

At the Santa Teresa oxide deposit, located 3.2 kilometres south of the Amelia deposit, an initial inferred mineral resource was estimated at 2.0 million tonnes grading 1.04 g/t gold (65,900 ounces of gold) as at December 31, 2021, and is included in the above open-pit mineral resources at Santa Gertrudis.

New high-grade sulphide mineralization was encountered at the Centauro deposit under the historical oxide pits approximately 100 metres from previously reported hole SGE21-477 that returned 5.8 g/t gold over 15.0 metres at 252 metres depth. The results confirm the potential to make additional discoveries similar to the Amelia deposit where high grade "feeder-type" structures are located below historical shallow oxide deposits.

During 2022, the exploration plan at Santa Gertrudis is to further explore high-grade mineral resources extensions, drill new targets, and complete the conversion drilling in the remaining oxide resources.

The Company is currently evaluating a potential production scenario at Santa Gertrudis that utilizes a heap leach for lower-grade mineralization and a mill facility to process higher-grade oxide and sulphide ore. The Company believes that the Santa Gertrudis project has the potential to be a similar size operation to La India, with average annual production of approximately 100,000 to 125,000 ounces of gold. The initial capital costs could be reduced by using the existing Creston Mascota crusher and processing plant.

Project development and exploration costs for Santa Gertrudis in 2022 are estimated at approximately $19.0 million. Minesite exploration includes $13.2 million for approximately 35,500 metres of drilling focused on expanding the mineral resources and testing extensions of high-grade structures such as the Amelia deposit and exploring new targets, and $3.5 million for approximately 16,500 metres of drilling, of which approximately 70% will be for infilling open pit deposits. Another $2.3 million are expected to be spent on internal studies and metallurgical work.

KIRKLAND LAKE GOLD LTD. – FOURTH QUARTER AND FULL YEAR 2021 OPERATIONAL HIGHLIGHTS

On January 17, 2022, Kirkland Lake Gold announced record quarterly and full-year production for the fourth quarter of 2021 and full-year of 2021, respectively.

•	In the fourth quarter of 2021, production totaled 380,472 ounces of gold driven by record quarterly production at the Detour Lake mine of 210,980 ounces and a 33% increase in production at the Macassa mine to 61,336 ounces of gold compared to the prior year period.

•	The record 1,432,616 ounces of consolidated gold production for the full year 2021 was 5% higher than the 1,369,652 ounces of gold production for the prior year

	Q4 2021	Q4 2020	FY 2021	FY 2020
Detour Lake [1]
Ore Milled (tonnes)	6,303,150	5,829,230	24,084,722	21,091,938
Grade (g/t Au)	1.14	0.89	1	0.83
Recovery (%)	91.4	91.8	91.7	91.3
Gold Production (ounces)	210,980	153,143	712,824	516,757
Fosterville
Ore Milled (tonnes)	153,124	183,635	677,899	593,343
Grade (g/t Au)	22.3	28.1	23.7	33.9
Recovery (%)	98.6	98.9	98.6	98.9
Gold Production (ounces)	108,156	164,008	509,601	640,467
Macassa
Ore Milled (tonnes)	89,772	74,353	333,386	312,758
Grade (g/t Au)	21.6	22.4	20	18.6
Recovery (%)	98.2	97.7	98.1	97.7
Gold Production (ounces)	61,336	52,283	210,192	183,038
Holt Complex [2]
Ore Milled (tonnes)	-	-	-	215,318
Grade (g/t Au)	-	-	-	4.5
Recovery (%)	-	-	-	93.6
Gold Production (ounces)	-	-	-	29,390
Total Consolidated Production (ounces)[3]	380,472	369,434	1,432,616	1,369,652
Total Consolidated Gold Sales (ounces)	385,850	371,009	1,430,554	1,388,944

1) The Detour Lake Mine was acquired by Kirkland Lake Gold on January 31, 2020. Full Year 2020 production represents output from that date to December 31, 2020.

2) The Holloway Mine, a component of Holt Complex, was placed on care and maintenance in March 2020 with no plans for a resumption of operations. The remainder of the Holt Complex was placed on temporary suspension effective April 2, 2020 as part of the Company's COVID-19 response. In July 2020, the Company announced that operations at the Holt Complex would remain suspended until further notice.

3) Production numbers may not add to totals due to rounding.

For further details, refer to the Kirkland Lake Gold news release on January 17, 2022.

About Agnico Eagle

The new Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "adjusted net income", "adjusted net income per share", "realized prices", "sustaining capital expenditures", "development capital expenditures" and "operating margin" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, operational care and maintenance costs due to COVID-19, realized gains and losses on hedges of production costs and other adjustments, which include smelting, refining and marketing charges and then dividing by the number of ounces of gold produced excluding production prior to the achievement of commercial production. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses this measure to, and believes it is helpful to investors so they can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with production gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produce (iv) it is a method used by management and the Board to monitor operations, and v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

All-in sustaining costs ("AISC") per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced (excluding production prior to the achievement of commercial production). These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce seeks to reflect total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed (excluding the tonnage processed prior to the achievement of commercial production). As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes, and investors should note, that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period, including foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, income and mining taxes adjustments as well as other non-recurring, unusual items (which includes changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures allow for the evaluation of the results of continuing operations and are useful in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that operating margin is a useful measure that represents the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. This measure is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the company adds the following items to the operating margin: Income and mining taxes expense; other expenses (income); foreign currency translation (gain) loss; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Realized prices are calculated as revenue from mining operations by metal divided by the volume of metal sold. Management uses realized prices to, and believes is helpful to investors so they can, evaluate sales revenue in each reporting period.

Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production, from which the company will derive economic benefits, this includes expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represents the spending at new projects and/or expenditure at existing operations that is undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments, management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices. This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at February 23, 2022. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's future operations, including its employees and overall business; the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; statements relating to the expected outcomes of the Merger including synergies arising therefrom and their expected quantum and timing; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay mine; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; statements regarding anticipated cost inflation and its effect on the Company's costs; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company's mine sites; statements regarding the sufficiency of the Company's cash resources; statements regarding future activity with respect to the Company's unsecured revolving bank credit facility; future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2020 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2020 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; the ability to realize the anticipated benefits of the Merger or implementing the business plan for the combined company, including as a result of difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the consummation of the Merger on relationships, including with regulatory bodies, employees, suppliers, customers, competitors, First Nations and other key stakeholders; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex, Meliadine mine and the Hope Bay mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the ability to realize the anticipated benefits of the Merger or implementing the business plan for new Agnico Eagle, including as a result of a delay or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, the risks described or referred to under the caption "Risk Factors Relating to the Combined Company" in Agnico Eagle and Kirkland Lake Gold's Joint Management Information Circular dated October 29, 2021 filed on SEDAR and with the SEC, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President Operations – Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Senior Vice-President, Operations – Canada and Europe; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations – U.S.A. & Latin America; relating to exploration at legacy Agnico Eagle assets has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as the Odyssey project, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information related to mines and properties that were held by Kirkland Lake Gold prior to the Merger in this news release have been reviewed and approved by Natasha Vaz, P.Eng., Chief Operating Officer and Eric Kallio, P.Geo, Senior Vice-President, Exploration. Ms. Vaz and Mr. Kallio are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2021) for Properties Held by Agnico Eagle prior to the Merger

			MINERAL RESERVES
			As of December 31, 2021
OPERATION / PROJECT			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	3,684	4.95	586	11,616	6.33	2,364	15,301	6.00	2,950
LaRonde Zone 5	Underground	100%	5,333	2.08	357	7,451	2.07	495	12,784	2.07	852
LaRonde Complex Total			9,018	3.25	943	19,067	4.66	2,859	28,085	4.21	3,802
Canadian Malartic	Open Pit	50%	21,466	0.84	580	28,758	1.28	1,188	50,225	1.09	1,767
Goldex	Underground	100%	668	3.53	76	18,701	1.53	922	19,369	1.60	998
Akasaba West	Open Pit	100%	-		-	5,419	0.84	147	5,419	0.84	147
Amaruq	Open Pit	100%	1,325	1.63	70	15,992	3.85	1,981	17,317	3.68	2,051
Amaruq	Underground	100%	2	4.53	0	3,236	5.21	542	3,238	5.20	542
Amaruq Total			1,327	1.63	70	19,228	4.08	2,523	20,555	3.92	2,593
Meadowbank	Open Pit	100%	34	2.34	3	-		-	34	2.34	3
Meadowbank Complex Total			1,361	1.65	72	19,228	4.08	2,523	20,589	3.92	2,595
Meliadine	Open Pit	100%	437	3.56	50	5,085	4.79	782	5,522	4.69	832
Meliadine	Underground	100%	1,145	7.28	268	12,495	6.35	2,553	13,640	6.43	2,821
Meliadine Total			1,582	6.25	318	17,580	5.90	3,335	19,162	5.93	3,653
Hope Bay	Underground	100%	78	6.03	15	15,874	6.50	3,319	15,952	6.50	3,334
Upper Beaver	Underground	100%	-		-	7,992	5.43	1,395	7,992	5.43	1,395
Hammond Reef	Open Pit	100%	-		-	123,473	0.84	3,323	123,473	0.84	3,323
Kittila	Underground	100%	1,080	3.85	133	26,754	4.26	3,661	27,833	4.24	3,794
Pinos Altos	Open Pit	100%	-		-	3,066	1.24	122	3,066	1.24	122
Pinos Altos	Underground	100%	3,236	2.35	245	5,205	2.33	390	8,441	2.34	635
Pinos Altos Total			3,236	2.35	245	8,271	1.93	512	11,507	2.05	757
La India	Open Pit	100%	212	0.36	2	7,133	0.67	155	7,345	0.67	157
Total			38,700	1.92	2,385	298,250	2.43	23,339	336,950	2.37	25,724

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	3,684	16.45	1,948	11,616	20.81	7,773	15,301	19.76	9,721
Pinos Altos	Open Pit	100%	-		-	3,066	35.42	3,491	3,066	35.42	3,491
Pinos Altos	Underground	100%	3,236	50.96	5,301	5,205	51.09	8,549	8,441	51.04	13,850
Pinos Altos Total			3,236	50.96	5,301	8,271	45.28	12,040	11,507	46.87	17,341
La India	Open Pit	100%	212	0.69	5	7,133	3.31	760	7,345	3.24	765
Total			7,132	31.64	7,254	27,020	23.68	20,573	34,152	25.34	27,827

COPPER	Mining Method	Ownership	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu
LaRonde	Underground	100%	3,684	0.21	7,677	11,616	0.27	31,597	15,301	0.26	39,274
Akasaba West	Open Pit	100%	-		-	5,419	0.48	25,895	5,419	0.48	25,895
Upper Beaver	Underground	100%	-		-	7,992	0.25	19,980	7,992	0.25	19,980
Total			3,684	0.21	7,677	25,028	0.31	77,471	28,712	0.30	85,148

ZINC	Mining Method	Ownership	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn
LaRonde	Underground	100%	3,684	0.67	24,861	11,616	1.24	144,400	15,301	1.11	169,262
Total			3,684	0.67	24,861	11,616	1.24	144,400	15,301	1.11	169,262

			MINERAL RESOURCES
			As of December 31, 2021
OPERATION / PROJECT			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	-		-	7,072	2.58	587	7,072	2.58	587	5,271	3.86	654
LaRonde Zone 5	Underground	100%	-		-	10,535	1.95	660	10,535	1.95	660	12,846	2.97	1,227
LaRonde Complex Total			-		-	17,607	2.20	1,248	17,607	2.20	1,248	18,117	3.23	1,881
Canadian Malartic	Open Pit	50%	130	0.72	3	425	0.60	8	556	0.63	11	2,647	0.77	65
Canadian Malartic	Underground	50%	-		-	1,749	1.49	84	1,749	1.49	84	144	1.50	7
Canadian Malartic Total			130	0.72	3	2,174	1.31	92	2,304	1.28	95	2,790	0.80	72
Odyssey	Underground	50%	-		-	1,075	1.92	66	1,075	1.92	66	13,382	2.07	891
East Malartic	Underground	50%	-		-	5,539	2.04	364	5,539	2.04	364	42,635	1.92	2,639
East Gouldie	Underground	50%	-		-	5,974	3.88	745	5,974	3.88	745	30,825	3.07	3,046
Goldex	Underground	100%	12,360	1.86	739	24,224	1.41	1,097	36,584	1.56	1,836	24,513	1.56	1,227
Akasaba West	Open Pit	100%	-		-	4,209	0.64	86	4,209	0.64	86	-		-
Zulapa	Open Pit	100%	-		-	-		-	-		-	391	3.14	39
Meadowbank	Open Pit	100%	-		-	1,145	2.46	90	1,145	2.46	90	4	2.06	0
Amaruq	Open Pit	100%	-		-	6,737	2.23	483	6,737	2.23	483	292	2.30	22
Amaruq	Underground	100%	-		-	6,426	4.45	920	6,426	4.45	920	8,239	4.49	1,188
Amaruq Total			-		-	13,164	3.32	1,403	13,164	3.32	1,403	8,532	4.41	1,210
Meadowbank Complex Total			-		-	14,309	3.25	1,494	14,309	3.25	1,494	8,535	4.41	1,210
Meliadine	Open Pit	100%	-		-	4,636	3.31	493	4,636	3.31	493	567	4.69	86
Meliadine	Underground	100%	250	4.23	34	13,133	4.07	1,720	13,383	4.08	1,754	11,141	6.16	2,207
Meliadine Total			250	4.23	34	17,769	3.87	2,213	18,019	3.88	2,247	11,709	6.09	2,293
Hammond Reef	Open Pit	100%	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	-		-
Hope Bay	Underground	100%	-		-	8,779	3.43	967	8,779	3.43	967	10,247	5.09	1,678
Upper Beaver	Underground	100%	-		-	3,636	3.45	403	3,636	3.45	403	8,688	5.07	1,416
AK Project	Underground	100%	-		-	1,268	6.51	265	1,268	6.51	265	2,373	5.32	406
Anoki-McBean	Underground	100%	-		-	1,868	5.33	320	1,868	5.33	320	2,526	4.70	382
Upper Canada	Open Pit	100%	-		-	2,006	1.62	104	2,006	1.62	104	1,020	1.44	47
Upper Canada	Underground	100%	-		-	8,433	2.28	618	8,433	2.28	618	17,588	3.21	1,816
Upper Canada Total			-		-	10,439	2.15	722	10,439	2.15	722	18,608	3.11	1,863
Kittila	Open Pit	100%	-		-	229	3.41	25	229	3.41	25	373	3.89	47
Kittila	Underground	100%	4,447	2.59	370	18,843	2.60	1,576	23,290	2.60	1,946	6,921	4.89	1,088
Kittila Total			4,447	2.59	370	19,072	2.61	1,601	23,519	2.61	1,971	7,294	4.84	1,135
Kuotko	Open Pit	100%	-		-	-		-	-		-	284	3.18	29
Barsele	Open Pit	55%	-		-	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele	Underground	55%	-		-	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total			-		-	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Pinos Altos	Open Pit	100%	-		-	1,816	0.90	52	1,816	0.90	52	365	1.05	12
Pinos Altos	Underground	100%	-		-	13,682	1.69	744	13,682	1.69	744	4,642	2.14	319
Pinos Altos Total			-		-	15,498	1.60	797	15,498	1.60	797	5,008	2.06	332
La India	Open Pit	100%	4,798	0.48	75	994	0.83	27	5,792	0.54	101	230	0.45	3
Tarachi	Open Pit	100%	-		-	19,290	0.58	361	19,290	0.58	361	242	0.52	4
Chipriona	Open Pit	100%	-		-	6,403	1.26	260	6,403	1.26	260	6,831	0.59	130
El Barqueño Gold	Open Pit	100%	-		-	8,834	1.16	331	8,834	1.16	331	9,628	1.13	351
Santa Gertrudis	Open Pit	100%	-		-	4,826	0.64	99	4,826	0.64	99	23,494	1.14	858
Santa Gertrudis	Underground	100%	-		-	-		-	-		-	7,343	3.48	821
Santa Gertrudis Total			-		-	4,826	0.64	99	4,826	0.64	99	30,837	1.69	1,679
Total			69,049	0.92	2,040	284,426	1.66	15,213	353,475	1.52	17,253	271,504	2.72	23,709

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	-		-	7,072	15.14	3,443	7,072	15.14	3,443	5,271	21.45	3,635
Pinos Altos	Open Pit	100%	-		-	1,816	19.12	1,116	1,816	19.12	1,116	365	27.92	328
Pinos Altos	Underground	100%	-		-	13,682	43.68	19,213	13,682	43.68	19,213	4,642	41.88	6,251
Pinos Altos Total			-		-	15,498	40.80	20,329	15,498	40.80	20,329	5,008	40.86	6,579
La India	Open Pit	100%	4,798	2.72	419	994	3.49	111	5,792	2.85	531	230	1.76	13
Chipriona	Open Pit	100%	-		-	6,403	87.30	17,970	6,403	87.30	17,970	6,831	87.76	19,272
El Barqueño Silver	Open Pit	100%	-		-	-		-	-		-	4,393	124.06	17,523
El Barqueño Gold	Open Pit	100%	-		-	8,834	4.73	1,343	8,834	4.73	1,343	9,628	16.86	5,218
Santa Gertrudis	Open Pit	100%	-		-	4,826	4.77	739	4,826	4.77	739	23,494	2.12	1,600
Santa Gertrudis	Underground	100%	-		-	-		-	-		-	7,343	18.32	4,324
Total			4,798	2.72	419	43,627	31.32	43,936	48,425	28.49	44,355	62,197	29.09	58,165

COPPER	Mining Method	Ownership	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde	Underground	100%	-		-	7,072	0.11	7,957	7,072	0.11	7,957	5,271	0.31	16,303
Akasaba West	Open Pit	100%	-		-	4,209	0.38	16,075	4,209	0.38	16,075	-		-
Upper Beaver	Underground	100%	-		-	3,636	0.14	5,135	3,636	0.14	5,135	8,688	0.20	17,284
Chipriona	Open Pit	100%	-		-	6,403	0.14	8,672	6,403	0.14	8,672	6,831	0.14	9,781
El Barqueño Silver	Open Pit	100%	-		-	-		-	-		-	4,393	0.04	1,854
El Barqueño Gold	Open Pit	100%	-		-	8,834	0.19	16,400	8,834	0.19	16,400	9,628	0.22	21,152
Total			-		-	30,154	0.18	54,239	30,154	0.18	54,239	34,810	0.19	66,375

ZINC	Mining Method	Ownership	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde	Underground	100%	-		-	7,072	0.74	52,043	7,072	0.74	52,043	5,271	1.13	59,489
Chipriona	Open Pit	100%	-		-	6,403	0.80	51,031	6,403	0.80	51,031	6,831	0.79	53,667
Total			-		-	13,475	0.76	103,074	13,475	0.76	103,074	12,102	0.94	113,156

Mineral reserves are reported exclusive of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so may not aggregate to equal column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. Mineable shape optimization parameters may differ for mineral reserves and mineral reserves.

The mineral reserves and mineral resources tonnages reported for silver, copper and zinc are a subset of the mineral reserves and mineral resources tonnages for gold. In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with historical SEC guidelines. These guidelines required the use of prices that reflected current economic conditions at the time of mineral reserve determination, which the Staff of the SEC had interpreted to mean historic three-year average prices. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

Assumptions used for the December 31, 2021 mineral reserves estimate at all mines and advanced projects held by Agnico Eagle on December 31, 2021

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican Peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$18	$3.00	$1.00	$1.30	MXP18.00	EUR1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2021) for the Properties held by Kirkland Lake Gold prior to the Merger

			MINERAL RESERVES
			As of December 31, 2021
OPERATION / PROJECT			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Detour Main Pit (above 0.5 g/t)	Open Pit	100%	72,829	1.19	2,783	289,584	0.90	8,366	362,413	0.96	11,149
Detour Main Pit (below 0.5 g/t)	Open Pit	100%	4,425	0.42	60	107,754	0.41	1,422	112,179	0.41	1,482
Detour North Pit (above 0.5 g/t)	Open Pit	100%	-		-	5,877	0.95	180	5,877	0.95	180
Detour North Pit (below 0.5 g/t)	Open Pit	100%	-		-	2,192	0.41	29	2,192	0.41	29
West Detour (above 0.5 g/t)	Open Pit	100%	1,972	0.96	61	56,558	0.94	1,717	58,530	0.95	1,779
West Detour (below 0.5 g/t)	Open Pit	100%	1,043	0.40	14	31,079	0.40	402	32,121	0.40	416
Detour Lake (>0.5 g/t) Total			74,801	1.18	2,844	352,019	0.91	10,264	426,820	0.96	13,108
Detour Lake (<0.5 g/t) Total			5,468	0.42	73	141,025	0.41	1,853	146,493	0.41	1,926
Detour Lake Total			80,269	1.13	2,917	493,044	0.76	12,117	573,313	0.82	15,034
Macassa	Underground	100%	237	15.30	116	3,315	16.32	1,740	3,551	16.26	1,856
Fosterville	Underground	100%	1,221	17.31	679	4,383	8.39	1,182	5,604	10.33	1,861
Robbin's Hill	Underground	100%	-		-	1,047	4.67	157	1,047	4.67	157
Fosterville Total			1,221	17.31	679	5,430	7.67	1,339	6,651	9.44	2,018
Total			81,726	1.41	3,713	501,789	0.94	15,196	583,515	1.01	18,909

			MINERAL RESOURCES
			As of December 31, 2021
OPERATION / PROJECT			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Detour Main Pit	Open Pit	100%	25,837	1.53	1,272	251,626	0.84	6,803	277,463	0.91	8,075	24,843	0.68	545
West Detour	Open Pit	100%	-		-	294,574	0.70	6,643	294,574	0.70	6,643	27,527	0.74	651
Detour Zone 58N	Underground	100%	-		-	2,868	5.80	534	2,868	5.80	534	973	4.35	136
Detour Lake Total			25,837	1.53	1,272	549,067	0.79	13,981	574,904	0.83	15,253	53,343	0.78	1,332
Macassa	Underground	100%	252	16.15	131	1,591	12.05	617	1,843	12.61	748	2,149	15.23	1,052
Macassa Near Surface	Underground	100%	-		-	57	12.40	23	57	12.40	23	230	10.54	78
Macassa Total			252	16.15	131	1,649	12.07	640	1,901	12.61	770	2,379	14.77	1,130
Aquarius	Open Pit	100%	-		-	23,112	1.49	1,106	23,112	1.49	1,106	502	0.87	14
Holt Complex	Underground	100%	5,806	4.29	800	5,884	4.75	898	11,690	4.52	1,699	9,097	4.48	1,310
Fosterville	Open Pit	100%	707	2.84	64	783	3.54	89	1,490	3.21	154	213	2.23	15
Fosterville	Underground	100%	391	7.31	92	7,052	5.59	1,266	7,443	5.68	1,358	4,745	5.63	859
Fosterville Total			1,097	4.43	156	7,835	5.38	1,356	8,933	5.26	1,512	4,958	5.48	874
Robbin's Hill	Open Pit	100%	-		-	476	3.10	47	476	3.10	47	13	5.52	2
Robbin's Hill	Underground	100%	-		-	1,875	5.09	307	1,875	5.09	307	4,301	5.98	828
Robbin's Hill Total			-		-	2,351	4.69	355	2,351	4.69	355	4,314	5.98	830
Fosterville Complex Total			1,097	4.43	156	10,187	5.22	1,710	11,284	5.14	1,866	9,271	5.72	1,704
Northern Territory	Open Pit	100%	1,067	5.59	192	16,402	1.29	678	17,469	1.55	870	14,067	1.74	787
Northern Territory	Underground	100%	-		-	6,904	3.87	860	6,904	3.87	860	5,094	3.70	606
Northern Territory Total			1,067	5.59	192	23,306	2.05	1,537	24,373	2.21	1,729	19,161	2.26	1,393
Total			34,059	2.33	2,551	613,204	1.01	19,872	647,263	1.08	22,423	93,754	2.28	6,882

CIM definitions (2019) were followed in the estimation of mineral reserves and mineral resources. Mineral reserves are exclusive of mineral resources. Tonnes and gold ounce information is rounded to the nearest thousand. Discrepancies in totals are due to rounding.

Mineral reserves were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/oz). Cut-off grades for were calculated for each stope, including the costs of: mining, milling, general and administration, royalties and capital expenditures and other modifying factors (e.g., dilution, mining extraction, mill recovery), and cut-off grades for Detour Lake were also calculated using an optimized variable cut-off grade over time. Dilution estimates vary by mining methods and ranges from 5% to 50% in Canada and 5% to 40% in Australia. Extraction estimates vary by mining methods and range from 50% to 100% in Canada and 60% to 90% in Australia.

Mineral reserve estimates for Canadian Operations were prepared under the supervision of Andre Leite, P.Eng, AUSIMM CP (MIN), MEng. Mineral reserve estimates for Australian Operations were prepared under the supervision of R. McLean, FAusIMM.

Mineral resources for Detour Lake and West Detour project are based on a high cut-off grade of 0.50 g/t gold and a low cut-off grade of 0.35 g/t gold. Mineral resources for Zone 58N are based on a cut-off grade of 2.2 g/t with an assumed mining dilution of 12%. Mineral resources for Macassa and Holt Complex were estimated at the following cut-off grades: Macassa '04/Main Break, 8.6 g/t; Macassa Near Surface, 3.4 g/t; Macassa SMC, 5.1 g/t; Holt mine, 2.8 g/t, with the exceptions Holt Near-Surface Zones with 2.5 g/t (Tousignant, Cascade, North Mattawasaga Pit), Holloway mine with 2.8 g/t, with the exception of the Deep Thunder (2.7g/t) and Canamax (2.5 g/t), Taylor mine with 2.6 g/t, Hislop Property with 2.2 g/t, and Aquarius with 0 g/t gold. Fosterville Open Pit mineral resources were estimated using cut-off grades ranging between 0.8 g/t gold and 1.0 g/t gold and Fosterville Underground mineral resources were estimated using cut-off grades ranging between 2.0 g/t and 2.5 g/t gold. Northern Territory Open Pit mineral resources were estimated using a cut-off grade of 0.5 g/t gold and Northern Territory Underground mineral resources were estimated using cut-off grades ranging between 1.5 g/t and 2.0 g/t gold.

Mineral resources were estimated using: a gold price of US$1,500/oz and a CAD/USD exchange rate of 1.31 for Detour Lake and West Detour project; a gold price of US$1,300/oz and a CAD/USD exchange rate of 1.25 for Zone 58N deposit; a gold price of US$1,500/oz and a CAD/USD exchange rate of 1.28 for Macassa and Holt Complex; a gold price of US$1,500/oz and an AUD/USD exchange rate of 1.36 for the Australian assets, with the exception of Maud Creek, which was estimated using a gold price of US$1,200 and AUD/USD exchange rate of 1.30.

Mineral resource estimates were prepared under the supervision of the following: Eric Kallio, P. Geo., Senior Vice-President (Exploration), for the Canadian assets (excluding Detour Lake Main Pit); Andre Leite, P.Eng, AUSIMM CP (MIN), MEng., Technical Services Manager, for the Detour Lake Main Pit; Troy Fuller, MAIG, for Fosterville Property; and Mark Edwards, FAusIMM, MAIG, for the Northern Territory properties.

Assumptions used for the December 31, 2021 mineral reserves estimate at all mines and advanced projects held by Kirkland Lake Gold on December 31, 2021

	Gold (US$/oz)	C$ per US$1.00	AUS$ per US$1.00
Mineral Reserves	$1,300	$1.31	$1.36

The above metal price assumptions are below the three-year historic gold price average (from January 1, 2019 to December 31, 2021) of approximately $1,654 per ounce.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2021, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: 2005 LaRonde Mineral Resource & Mineral Reserve Estimate Agnico-Eagle Mines Ltd. LaRonde Division (March 23, 2005); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland (March 4, 2010); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation Ontario, Canada NI 42-101 Technical report as at July 26, 2021 (October 15, 2021); the Detour Lake Operation Ontario, Canada NI 43-101 Technical Report as at December 31, 2020 (March 30, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

APPENDIX – EXPLORATION DRILL COLLAR COORDINATES

Recent selected exploration drill results from LaRonde Complex, Meliadine and Kittila

Mine / Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (capped)*	Silver grade (g/t) (capped)	Copper grade (%)	Zinc grade (%)
Odyssey Internal	MEV21-213R	658.0	678.8	558	20.8	(CL)	3.2	-	-	-
		764.0	773.9	641	9.6	(CL)	3.9	-	-	-
		1,325.0	1,333.7	1,095	8.7	(CL)	3.9	-	-	—
LaRonde / 20N Zn S	LR-317-004A	560.6	564.2	3,438	2.8		12.6	271	1.47	1.8
Meliadine / Tiriganiaq Lode 1000*	M21-2931A	517.5	520.5	487	3.0		15.8	-	-	-
Meliadine / Tiriganiaq Lode 1000**	M21-3300	530.4	537.0	508	6.6		15.7	-	-	-
Kittila** / Sisar Deep	RIE21-700E	1,137.3	1,157.0	1,948	13.6		6.3	-	-	-
Kittila** / Main Roura	RUG21-537	207.0	228.7	1,097.00	15.6		5.5	-	-	-

*Holes for Odyssey Internal are capped at 20 g/t gold and "CL" is core length with true width undetermined. Holes for the LaRonde 20N Zinc South Zone use a capping factor of 30 g/t gold and 1,000 g/t silver. The copper and zinc values in this table are uncapped.

**Holes for Tiriganiaq Lode 1000 and Kittila are uncapped.

EXPLORATION DRILL COLLAR COORDINATES

	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)

Canadian Malartic – Odyssey Project
MEV21-213R**	5334402	718567	-248	-	-
LaRonde Complex
LR-317-004A	5347040	690149	-1,871	171	-38	605
Meliadine
M21-2931A	6988702	540352	101	171	-81	591
M21-3300	6988714	540356	101	190	-80	549
Kittila
RIE21-700E	7538639	2558645	-778	90	-75	1254
RUG21-537	7537465	2558705	-786	119	-26	250
Hope Bay
HB-S03-293	7504636	441773	69	274	-76	1615
TMBBO-19-0001	7504678	441302	78	270	-70	1025
08TDD623	7557575	433669	22	79	-71	608
97TDD137	7557465	433770	22	80	-51	266
TM00125	7558988	433297	35	84	-75	752
TMRDC-19-0004	7560582	434162	13	294	-60	50
04PMD285	7550999	433250	62	178	-66	752
TMMP7-19-0031	7547950	435089	30	83	-62	782
TMMSU-19-0023	7550150	434648	27	245	-63	835

* Coordinate Systems: NAD 1983 UTM Zone 17N for Canadian Malartic; NAD 1983 UTM Zone 17Z for LaRonde Complex; NAD 1983 UTM Zone 17N for Meliadine; NAD 1983 UTM Zone 13N for Hope Bay and Finnish Coordinate System KKJ Zone 2 for Kittila **Mid-point of 20.8 metre core-length intercept in wedge hole.

APPENDIX – FINANCIALS

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Operating margin(i) by mine:
Northern Business
LaRonde mine	$87,070	$123,528	$422,185	$374,040
LaRonde Zone 5 mine	17,557	19,965	64,856	63,345
Goldex mine	39,182	50,177	145,223	144,527
Meadowbank Complex	25,481	44,344	183,280	81,767
Meliadine mine	115,912	107,617	399,322	323,363
Hope Bay mine	(4,938)	—	32,321	—
Canadian Malartic mine(ii)	96,252	104,009	403,018	283,230
Kittila mine	54,411	38,442	221,914	202,248
Southern Business
Pinos Altos mine	27,656	39,900	117,958	119,605
Creston Mascota mine	2,628	4,573	19,619	42,674
La India mine	22,861	21,040	57,494	79,162
Total operating margin(i)	484,072	553,595	2,067,190	1,713,961
Amortization of property, plant and mine development	191,618	174,954	738,129	631,101
Exploration, corporate and other	103,623	84,647	425,652	315,295
Income before income and mining taxes	188,831	293,994	903,409	767,565
Income and mining taxes expense	87,725	88,777	360,400	255,958
Net income for the period	$101,106	$205,217	$543,009	$511,607
Net income per share — basic	$0.41	$0.85	$2.23	$2.12
Net income per share — diluted	$0.41	$0.84	$2.22	$2.10

Cash flows:
Cash provided by operating activities	$261,723	$403,510	$1,315,994	$1,192,054
Cash used in investing activities	$(247,208)	$(247,015)	$(1,234,689)	$(808,812)
Cash used in financing activities	$(70,543)	$(74,432)	$(297,242)	$(302,822)

Realized prices:
Gold (per ounce)	$1,795	$1,876	$1,794	$1,788
Silver (per ounce)	$23.08	$24.49	$25.07	$20.44
Zinc (per tonne)	$3,258	$2,664	$2,947	$2,377
Copper (per tonne)	$10,120	$7,298	$9,724	$6,298

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	64,081	89,551	308,946	288,239
LaRonde Zone 5 mine	18,305	16,178	70,788	61,674
Goldex mine	35,921	39,507	134,053	127,540
Meadowbank Complex	69,238	68,734	324,808	209,413
Meliadine mine	101,843	92,782	391,687	318,889
Hope Bay mine	705	—	56,229	—
Canadian Malartic mine(ii)	88,933	86,371	357,392	284,317
Kittila mine	63,172	45,056	239,240	208,125
Southern Business
Pinos Altos mine	32,741	36,671	126,932	114,798
Creston Mascota mine	2,333	4,202	12,801	38,599
La India mine	24,660	22,393	63,529	84,974
Total gold (ounces)	501,932	501,445	2,086,405	1,736,568

Silver (thousands of ounces):
Northern Business
LaRonde mine	151	213	724	672
LaRonde Zone 5 mine	5	5	14	12
Goldex mine	1	1	2	2
Meadowbank Complex	22	23	94	63
Meliadine mine	8	8	30	27
Hope Bay mine	2	—	4	—
Canadian Malartic mine(ii)	69	88	290	348
Kittila mine	3	2	11	11
Southern Business
Pinos Altos mine	318	373	1,285	1,607
Creston Mascota mine	15	35	105	558
La India mine	19	14	48	65
Total silver (thousands of ounces)	613	762	2,607	3,365

Zinc (tonnes)	1,408	2,984	8,837	6,259
Copper (tonnes)	599	941	2,955	3,069

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	75,388	81,979	333,464	281,992
LaRonde Zone 5 mine	17,850	18,169	67,588	61,974
Goldex mine	35,500	39,886	134,385	127,675
Meadowbank Complex	77,611	70,852	329,281	210,935
Meliadine mine	103,531	95,039	378,048	322,923
Hope Bay mine	8,019	—	65,201	—
Canadian Malartic mine(ii)(iv)	81,977	79,946	336,416	267,798
Kittila mine	55,363	40,692	230,570	211,025
Southern Business
Pinos Altos mine	29,901	36,475	127,106	118,603
Creston Mascota mine	2,385	5,145	13,684	39,610
La India mine	24,640	20,163	64,888	82,003
Total gold (ounces)	512,165	488,346	2,080,631	1,724,538

Silver (thousands of ounces):
Northern Business
LaRonde mine	153	214	721	686
LaRonde Zone 5 mine	4	5	12	12
Goldex mine	1	1	2	2
Meadowbank Complex	22	32	97	65
Meliadine mine	8	9	32	26
Hope Bay mine	3	—	3	—
Canadian Malartic mine(ii)(iv)	58	101	259	341
Kittila mine	3	2	10	11
Southern Business
Pinos Altos mine	298	391	1,295	1,698
Creston Mascota mine	14	46	128	574
La India mine	16	9	50	66
Total silver (thousands of ounces):	580	810	2,609	3,481

Zinc (tonnes)	2,524	1,607	10,803	5,010
Copper (tonnes)	608	941	2,973	3,062

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$874	$610	$717	$643
LaRonde Zone 5 mine	797	785	794	759
Goldex mine	679	592	684	634
Meadowbank Complex(vi)	1,441	1,156	1,209	1,411
Meliadine mine(vii)(viii)	658	654	637	776
Hope Bay mine	1,894	—	1,064	—
Canadian Malartic mine(ii)(ix)	694	681	684	750
Kittila mine	812	910	836	806
Southern Business
Pinos Altos mine	1,114	1,019	1,110	1,050
Creston Mascota mine	941	1,079	636	867
La India mine	858	822	959	803
Weighted average total cash costs per ounce of gold produced	$867	$772	$829	$838

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$627	$372	$476	$466
LaRonde Zone 5 mine	793	776	790	755
Goldex mine	679	591	684	634
Meadowbank Complex(vi)	1,434	1,142	1,201	1,404
Meliadine mine(vii)(viii)	656	652	634	774
Hope Bay mine	1,829	—	1,063	—
Canadian Malartic mine(ii)(ix)	676	656	663	723
Kittila mine	812	908	835	805
Southern Business
Pinos Altos mine	888	767	858	749
Creston Mascota mine	796	928	408	605
La India mine	840	813	939	788
Weighted average total cash costs per ounce of gold produced	$814	$701	$770	$775

Notes:
(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.
(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.
(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three months and year ended December 31, 2021 includes 1,608 and 1,956 ounces of gold from the Amaruq underground project at the Meadowbank Complex which were produced during the period, respectively, as commercial production at the Amaruq underground project has not yet been achieved. Payable production for the year ended December 31, 2021 includes 24,057 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Payable production for the three months and year ended December 31, 2020 includes 10,995 ounces of gold from the IVR deposit at the Meadowbank Complex which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020. Payable production for the three months and year ended December 31, 2020 includes 4,509 and 6,491 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Payable production for the year ended December 31, 2020 includes 18,930 ounces of gold from the Canadian Malartic mine which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(iv) The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.
(vi) The Meadowbank Complex's cost calculations per ounce of gold produced for the three months and year ended December 31, 2021 excludes 1,608 and 1,956 ounces of payable gold production, respectively, which were produced during the period, as commercial production at the Amaruq underground project has not yet been achieved.
(vii) The Meliadine mine's cost calculations per ounce of gold produced for the year ended December 31, 2021 exclude 24,057 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(viii) The Meliadine mine's cost calculations per ounce of gold produced for the three months and year ended December 31, 2020 excludes 4,509 and 6,491 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(ix) The Canadian Malartic mine's cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 18,930 ounces of payable gold production which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$185,786	$402,527
Short-term investments	5,288	3,936
Trade receivables	13,545	11,867
Inventories	878,944	630,474
Income taxes recoverable	7,674	3,656
Fair value of derivative financial instruments	12,305	35,516
Other current assets	198,846	159,212
Total current assets	1,302,388	1,247,188
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	7,646,281	7,325,418
Investments	343,509	375,103
Deferred income and mining tax asset	133,608	—
Other assets	353,198	259,254
Total assets	$10,186,776	$9,614,755

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$414,673	$363,801
Reclamation provision	7,547	15,270
Interest payable	12,303	12,184
Income taxes payable	47,213	102,687
Lease obligations	32,988	20,852
Current portion of long-term debt	225,000	—
Fair value of derivative financial instruments	22,089	904
Total current liabilities	761,813	515,698
Non-current liabilities:
Long-term debt	1,340,223	1,565,241
Lease obligations	98,445	99,423
Reclamation provision	722,449	651,783
Deferred income and mining tax liabilities	1,212,750	1,036,061
Other liabilities	70,261	63,336
Total liabilities	4,205,941	3,931,542

EQUITY
Common shares:
Outstanding — 245,435,804 common shares issued, less 433,947 shares held in trust	5,863,512	5,751,479
Stock options	191,112	175,640
Contributed surplus	37,254	37,254
Deficit	(165,319)	(366,412)
Other reserves	54,276	85,252
Total equity	5,980,835	5,683,213
Total liabilities and equity	$10,186,776	$9,614,755

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
REVENUES
Revenues from mining operations	$949,101	$928,448	$3,823,878	$3,138,113

COSTS AND EXPENSES
Production(i)	465,029	374,853	1,756,688	1,424,152
Exploration and corporate development	41,722	39,024	152,514	113,492
Amortization of property, plant and mine development	191,618	174,954	738,129	631,101
General and administrative	34,430	33,908	142,003	116,288
Finance costs	23,833	20,933	92,042	95,134
(Gain) loss on derivative financial instruments	(24,263)	(58,576)	11,103	(107,873)
Environmental remediation	1,177	26,838	576	27,540
Foreign currency translation loss	12,788	10,991	5,672	22,480
Other expenses	13,936	11,529	21,742	48,234
Income before income and mining taxes	188,831	293,994	903,409	767,565
Income and mining taxes expense	87,725	88,777	360,400	255,958
Net income for the period	$101,106	$205,217	$543,009	$511,607

Net income per share - basic	$0.41	$0.85	$2.23	$2.12
Net income per share - diluted	$0.41	$0.84	$2.22	$2.10

Weighted average number of common shares outstanding (in thousands):
Basic	244,567	242,577	243,708	241,508
Diluted	245,323	244,119	244,732	243,072

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income for the period	$101,106	$205,217	$543,009	$511,607
Add (deduct) adjusting items:
Amortization of property, plant and mine development	191,618	174,954	738,129	631,101
Deferred income and mining taxes	25,533	406	178,588	75,756
Unrealized loss (gain) on currency and commodity derivatives	59	(21,752)	44,396	(30,079)
Unrealized (gain) loss on warrants	(14,704)	(29,321)	16,736	(82,003)
Stock-based compensation	12,771	15,762	57,799	54,486
Foreign currency translation loss	12,788	10,991	5,672	22,480
Other	7,006	30,553	12,868	27,781
Changes in non-cash working capital balances:
Trade receivables	(647)	(2,700)	(1,678)	(3,547)
Income taxes	8,327	65,445	(62,424)	77,922
Inventories	(9,806)	10,737	(185,090)	(82,949)
Other current assets	49,023	(4,239)	(31,353)	198
Accounts payable and accrued liabilities	(108,727)	(39,787)	(75)	(5,522)
Interest payable	(12,624)	(12,756)	(583)	(5,177)
Cash provided by operating activities	261,723	403,510	1,315,994	1,192,054

INVESTING ACTIVITIES
Additions to property, plant and mine development	(236,898)	(224,738)	(867,684)	(759,342)
Acquisition of TMAC, net of cash and cash equivalents	—	—	(185,898)	—
Advance to TMAC to fund repayment of debt	—	—	(105,000)	—
Payment to repurchase the Hope Bay royalty	—	—	(50,000)	—
Proceeds from sale of property, plant and mine development	1,647	209	2,696	936
Net (purchases) sales of short-term investments	(3,176)	1,699	(1,352)	2,069
Net proceeds from sale of equity securities	1,188	—	5,361	8,759
Purchases of equity securities and other investments	(9,969)	(8,185)	(39,889)	(45,234)
Payments for financial assets at amortized cost	—	(16,000)	(16,000)	(16,000)
Decrease in restricted cash	—	—	23,077	—
Cash used in investing activities	(247,208)	(247,015)	(1,234,689)	(808,812)

FINANCING ACTIVITIES
Proceeds from Credit Facility	145,000	—	595,000	1,075,000
Repayment of Credit Facility	(145,000)	—	(595,000)	(1,075,000)
Proceeds from Senior Notes issuance	—	—	—	200,000
Repayment of Senior Notes	—	—	—	(360,000)
Long-term debt financing costs	(2,553)	—	(2,553)	(1,597)
Repayment of lease obligations	(7,726)	(4,272)	(25,020)	(15,870)
Dividends paid	(69,564)	(71,848)	(275,158)	(190,255)
Repurchase of common shares for stock-based compensation plans	—	(3,692)	(34,606)	(39,622)
Proceeds on exercise of stock options	4,743	1,367	21,707	90,656
Common shares issued	4,557	4,013	18,388	13,866
Cash used in financing activities	(70,543)	(74,432)	(297,242)	(302,822)
Effect of exchange rate changes on cash and cash equivalents	302	4,580	(804)	210
Net (decrease) increase in cash and cash equivalents during the period	(55,726)	86,643	(216,741)	80,630
Cash and cash equivalents, beginning of period	241,512	315,884	402,527	321,897
Cash and cash equivalents, end of period	$185,786	$402,527	$185,786	$402,527

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$35,360	$33,255	$85,109	$95,119
Income and mining taxes paid	$54,760	$26,712	$246,084	$110,851

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

Total Production Costs by Mine

	Three Months Ended December 31,		Year Ended December 31,
(thousands of United States dollars)	2021	2020	2021	2020
LaRonde mine	$62,402	$42,854	$232,392	$169,824
LaRonde Zone 5 mine	14,571	14,145	56,380	47,899
LaRonde Complex	76,973	56,999	288,772	217,723
Goldex mine	25,184	24,648	96,181	82,654
Meadowbank Complex	111,703	74,871	406,489	284,976
Meliadine mine	69,275	63,177	236,763	245,700
Hope Bay mine	19,143	—	83,118	—
Canadian Malartic mine(i)	61,270	57,669	242,589	195,312
Kittila mine	44,998	37,413	192,742	169,884
Pinos Altos mine	32,698	37,445	141,488	124,678
Creston Mascota mine	1,966	6,071	8,165	35,088
La India mine	21,819	16,560	60,381	68,137
Production costs per the consolidated statements of income	$465,029	$374,853	$1,756,688	$1,424,152

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		64,081		89,551		308,946		288,239
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$62,402	$974	$42,854	$479	$232,392	$752	$169,824	$589
Inventory adjustments(ii)	(8,148)	(127)	9,717	108	(19,807)	(64)	7,906	27
Realized gains and losses on hedges of production costs	(2,122)	(33)	(2,081)	(23)	(9,923)	(32)	(2,886)	(10)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(2,464)	(9)
Other adjustments(iv)	3,893	60	4,129	46	18,905	61	13,034	46
Cash operating costs (co-product basis)	$56,025	$874	$54,619	$610	$221,567	$717	$185,414	$643
By-product metal revenues	(15,816)	(247)	(21,339)	(238)	(74,499)	(241)	(51,217)	(177)
Cash operating costs (by-product basis)	$40,209	$627	$33,280	$372	$147,068	$476	$134,197	$466

LaRonde mine Per Tonne	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020				Year Ended December 31, 2021				Year Ended December 31, 2020
Tonnes of ore milled (thousands of tonnes)				463				478				1,837				1,706
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$62,402		$135		$42,854		$90		$232,392		$127		$169,824		$100
Production costs (C$)	C$	78,645	C$	170	C$	56,901	C$	119	C$	291,681	C$	159	C$	226,605	C$	133
Inventory adjustments (C$)(ii)		(9,171)		(20)		8,898		19		(21,969)		(12)		6,385		3
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		—		—		(2,368)		(1)
Other adjustments (C$)(iv)		(2,360)		(5)		(4,244)		(9)		(11,921)		(7)		(13,710)		(8)
Minesite operating costs (C$)	C$	67,114	C$	145	C$	61,555	C$	129	C$	257,791	C$	140	C$	216,912	C$	127

LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		18,305		16,178		70,788		61,674
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$14,571	$796	$14,145	$874	$56,380	$796	$47,899	$777
Inventory adjustments(ii)	442	24	(1,033)	(64)	2,009	28	(117)	(2)
Realized gains and losses on hedges of production costs	(502)	(27)	(491)	(30)	(2,346)	(32)	(681)	(11)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(465)	(8)
Other adjustments(iv)	77	4	75	5	171	2	167	3
Cash operating costs (co-product basis)	$14,588	$797	$12,696	$785	$56,214	$794	$46,803	$759
By-product metal revenues	(75)	(4)	(140)	(9)	(288)	(4)	(261)	(4)
Cash operating costs (by-product basis)	$14,513	$793	$12,556	$776	$55,926	$790	$46,542	$755

LaRonde Zone 5 mine Per Tonne	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020				Year Ended December 31, 2021				Year Ended December 31, 2020
Tonnes of ore milled (thousands of tonnes)				276				261				1,124				968
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$14,571		$53		$14,145		$54		$56,380		$50		$47,899		$49
Production costs (C$)	C$	18,334	C$	66	C$	18,503	C$	71	C$	70,770	C$	63	C$	63,944	C$	66
Inventory adjustments (C$)(ii)		590		2		(1,464)		(6)		2,447		2		(201)		—
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		—		—		(653)		(1)
Minesite operating costs (C$)	C$	18,924	C$	68	C$	17,039	C$	65	C$	73,217	C$	65	C$	63,090	C$	65

LaRonde Complex Per Ounce of Gold Produced	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		82,386		105,729		379,734		349,913
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$76,973	$934	$56,999	$539	$288,772	$760	$217,723	$622
Inventory adjustments(ii)	(7,706)	(93)	8,684	82	(17,798)	(47)	7,789	22
Realized gains and losses on hedges of production costs	(2,624)	(32)	(2,572)	(24)	(12,269)	(32)	(3,567)	(10)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(2,929)	(8)
Other adjustments(iv)	3,970	48	4,204	40	19,076	51	13,201	38
Cash operating costs (co-product basis)	$70,613	$857	$67,315	$637	$277,781	$732	$232,217	$664
By-product metal revenues	(15,891)	(193)	(21,479)	(204)	(74,787)	(197)	(51,478)	(147)
Cash operating costs (by-product basis)	$54,722	$664	$45,836	$433	$202,994	$535	$180,739	$517

LaRonde Complex Per Tonne	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020				Year Ended December 31, 2021				Year Ended December 31, 2020
Tonnes of ore milled (thousands of tonnes)				739				739				2,961				2,674
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$76,973		$104		$56,999		$77		$288,772		$98		$217,723		$81
Production costs (C$)	C$	96,979	C$	131	C$	75,404	C$	102	C$	362,451	C$	122	C$	290,549	C$	109
Inventory adjustments (C$)(ii)		(8,581)		(12)		7,434		10		(19,522)		(6)		6,184		2
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		—		—		(3,021)		(1)
Other adjustments (C$)(iv)		(2,360)		(3)		(4,244)		(6)		(11,921)		(4)		(13,710)		(5)
Minesite operating costs (C$)	C$	86,038	C$	116	C$	78,594	C$	106	C$	331,008	C$	112	C$	280,002	C$	105

Goldex mine Per Ounce of Gold Produced	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		35,921		39,507		134,053		127,540
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$25,184	$701	$24,648	$624	$96,181	$717	$82,654	$648
Inventory adjustments(ii)	111	3	(306)	(8)	(264)	(2)	75	1
Realized gains and losses on hedges of production costs	(942)	(26)	(1,002)	(25)	(4,407)	(33)	(1,391)	(11)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(610)	(5)
Other adjustments(iv)	53	1	50	1	206	2	170	1
Cash operating costs (co-product basis)	$24,406	$679	$23,390	$592	$91,716	$684	$80,898	$634
By-product metal revenues	(13)	—	(20)	(1)	(42)	—	(37)	—
Cash operating costs (by-product basis)	$24,393	$679	$23,370	$591	$91,674	$684	$80,861	$634

Goldex mine Per Tonne	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020				Year Ended December 31, 2021				Year Ended December 31, 2020
Tonnes of ore milled (thousands of tonnes)				729				756				2,874				2,655
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$25,184		$35		$24,648		$33		$96,181		$33		$82,654		$31
Production costs (C$)	C$	31,737	C$	44	C$	32,064	C$	42	C$	120,667	C$	42	C$	109,727	C$	41
Inventory adjustments (C$)(ii)		146		—		(487)		—		(374)		—		44		—
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		—		—		(331)		—
Minesite operating costs (C$)	C$	31,883	C$	44	C$	31,577	C$	42	C$	120,293	C$	42	C$	109,440	C$	41

Meadowbank Complex Per Ounce of Gold Produced(v)	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		67,630		57,739		322,852		198,418
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$111,703	$1,652	$74,871	$1,297	$406,489	$1,259	$284,976	$1,436
Inventory adjustments(ii)	(7,872)	(116)	(6,854)	(119)	(548)	(2)	(4,975)	(25)
Realized gains and losses on hedges of production costs	(3,823)	(57)	(1,302)	(23)	(14,256)	(44)	5,505	28
Operational care & maintenance due to COVID-19(iii)	(2,612)	(39)	—	—	(2,612)	(8)	(5,749)	(29)
Other adjustments(iv)	73	1	33	1	1,117	4	191	1
Cash operating costs (co-product basis)	$97,469	$1,441	$66,748	$1,156	$390,190	$1,209	$279,948	$1,411
By-product metal revenues	(507)	(7)	(777)	(14)	(2,414)	(8)	(1,342)	(7)
Cash operating costs (by-product basis)	$96,962	$1,434	$65,971	$1,142	$387,776	$1,201	$278,606	$1,404

Meadowbank Complex Per Tonne(vi)	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020				Year Ended December 31, 2021				Year Ended December 31, 2020
Tonnes of ore milled (thousands of tonnes)				782				684				3,556				2,482
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$111,703		$143		$74,871		$109		$406,489		$114		$284,976		$115
Production costs (C$)	C$	141,370	C$	181	C$	99,476	C$	145	C$	512,805	C$	144	C$	382,592	C$	154
Inventory adjustments (C$)(ii)		(9,998)		(13)		(9,413)		(13)		(982)		—		(6,691)		(3)
Operational care and maintenance due to COVID-19 (C$)(iii)		(3,327)		(4)		—		—		(3,326)		(1)		(7,716)		(3)
Minesite operating costs (C$)	C$	128,045	C$	164	C$	90,063	C$	132	C$	508,497	C$	143	C$	368,185	C$	148

Meliadine mine Per Ounce of Gold Produced(vii)	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		101,843		88,273		367,630		312,398
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$69,275	$680	$63,177	$716	$236,763	$644	$245,700	$786
Inventory adjustments(ii)	652	7	(3,135)	(37)	9,686	26	(3,995)	(12)
Realized gains and losses on hedges of production costs	(3,018)	(30)	(2,324)	(26)	(12,674)	(34)	433	1
Other adjustments(iv)	63	1	62	1	252	1	209	1
Cash operating costs (co-product basis)	$66,972	$658	$57,780	$654	$234,027	$637	$242,347	$776
By-product metal revenues	(198)	(2)	(219)	(2)	(808)	(3)	(527)	(2)
Cash operating costs (by-product basis)	$66,774	$656	$57,561	$652	$233,219	$634	$241,820	$774

Meliadine mine Per Tonne(viii)	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020				Year Ended December 31, 2021				Year Ended December 31, 2020
Tonnes of ore milled (thousands of tonnes)			462				334				1,501				1,346
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$69,275		$150		$63,177		$189		$236,763		$158		$245,700		$183
Production costs (C$)	C$	87,082	C$	188	C$	82,993	C$	248	C$	298,014	C$	199	C$	329,036	C$	244
Inventory adjustments (C$)(ii)		810		2		(4,783)		(14)		11,784		7		(5,458)		(4)
Minesite operating costs (C$)	C$	87,892	C$	190	C$	78,210	C$	234	C$	309,798	C$	206	C$	323,578	C$	240

Hope Bay mine Per Ounce of Gold Produced	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		705		—		56,229		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$19,143	$27,153	$—	$—	$83,118	$1,478	$—	$—
Inventory adjustments(ii)	(8,051)	(11,420)	—	—	(13,713)	(244)	—	—
Operational care & maintenance due to COVID-19(iii)	(9,964)	(14,133)	—	—	(9,964)	(177)	—	—
Other adjustments(iv)	207	294	—	—	374	7	—	—
Cash operating costs (co-product basis)	$1,335	$1,894	$—	$—	$59,815	$1,064	$—	$—
By-product metal revenues	(46)	(65)	—	—	(46)	(1)	—	—
Cash operating costs (by-product basis)	$1,289	$1,829	$—	$—	$59,769	$1,063	$—	$—

Hope Bay mine Per Tonne	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020				Year Ended December 31, 2021				Year Ended December 31, 2020
Tonnes of ore milled (thousands of tonnes)				7				—				228				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$19,143		$2,735		$—		$—		$83,118		$365		$—		$—
Production costs (C$)	C$	24,242	C$	3,463	C$	—	C$	—	C$	104,291	C$	457	C$	—	C$	—
Inventory adjustments (C$)(ii)		(10,398)		(1,485)		—		—		(17,801)		(78)		—		—
Operational care and maintenance due to COVID-19 (C$)(iii)		(12,304)		(1,758)		—		—		(12,304)		(53)		—		—
Minesite operating costs (C$)	C$	1,540	C$	220	C$	—	C$	—	C$	74,186	C$	326	C$	—	C$	—

Canadian Malartic mine Per Ounce of Gold Produced(i)(ix)	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		88,933		86,371		357,392		265,387
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$61,270	$689	$57,669	$668	$242,589	$679	$195,312	$736
Inventory adjustments(ii)	450	5	596	6	1,213	3	(319)	(2)
Realized gains and losses on hedges of production costs	—	—	326	4	(78)	—	3,385	13
Other adjustments(iv)	—	—	256	3	557	2	789	3
Cash operating costs (co-product basis)	$61,720	$694	$58,847	$681	$244,281	$684	$199,167	$750
By-product metal revenues	(1,639)	(18)	(2,183)	(25)	(7,233)	(21)	(7,198)	(27)
Cash operating costs (by-product basis)	$60,081	$676	$56,664	$656	$237,048	$663	$191,969	$723

Canadian Malartic mine Per Tonne(i)(x)	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020				Year Ended December 31, 2021				Year Ended December 31, 2020
Tonnes of ore milled (thousands of tonnes)				2,765				2,869				11,130				9,669
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$61,270		$22		$57,669		$20		$242,589		$22		$195,312		$20
Production costs (C$)	C$	77,571	C$	28	C$	75,328	C$	26	C$	307,005	C$	28	C$	260,019	C$	27
Inventory adjustments (C$)(ii)		576		—		1,068		1		2,042		—		(34)		—
Minesite operating costs (C$)	C$	78,147	C$	28	C$	76,396	C$	27	C$	309,047	C$	28	C$	259,985	C$	27

Kittila mine Per Ounce of Gold Produced	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		63,172		45,056		239,240		208,125
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$44,998	$712	$37,413	$830	$192,742	$806	$169,884	$816
Inventory adjustments(ii)	5,671	89	3,829	86	5,908	25	(2,098)	(10)
Realized gains and losses on hedges of production costs	478	8	(404)	(9)	577	2	(662)	(3)
Other adjustments(iv)	177	3	152	3	705	3	639	3
Cash operating costs (co-product basis)	$51,324	$812	$40,990	$910	$199,932	$836	$167,763	$806
By-product metal revenues	(60)	—	(69)	(2)	(249)	(1)	(238)	(1)
Cash operating costs (by-product basis)	$51,264	$812	$40,921	$908	$199,683	$835	$167,525	$805

Kittila mine Per Tonne	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Tonnes of ore milled (thousands of tonnes)		526		353		2,052		1,702
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$44,998	$86	$37,413	$106	$192,742	$94	$169,884	$100
Production costs (€)	€39,079	€74	€31,804	€90	€163,165	€80	€147,993	€87
Inventory adjustments (€)(ii)	5,203	10	3,451	10	5,330	2	(1,667)	(1)
Minesite operating costs (€)	€44,282	€84	€35,255	€100	€168,495	€82	€146,326	€86

Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		32,741		36,671		126,932		114,798
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$32,698	$999	$37,445	$1,021	$141,488	$1,115	$124,678	$1,086
Inventory adjustments(ii)	3,690	113	(228)	(6)	241	2	(3,955)	(34)
Realized gains and losses on hedges of production costs	(365)	(11)	(254)	(7)	(2,515)	(20)	477	4
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(2,782)	(25)
Other adjustments(iv)	440	13	423	11	1,627	13	2,171	19
Cash operating costs (co-product basis)	$36,463	$1,114	$37,386	$1,019	$140,841	$1,110	$120,589	$1,050
By-product metal revenues	(7,379)	(226)	(9,266)	(252)	(31,965)	(252)	(34,646)	(301)
Cash operating costs (by-product basis)	$29,084	$888	$28,120	$767	$108,876	$858	$85,943	$749

Pinos Altos mine Per Tonne	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Tonnes of ore processed (thousands of tonnes)		441		544		1,899		1,796
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$32,698	$74	$37,445	$69	$141,488	$75	$124,678	$69
Inventory adjustments(ii)	3,690	8	(228)	(1)	241	—	(3,955)	(2)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(2,782)	(1)
Minesite operating costs	$36,388	$82	$37,217	$68	$141,729	$75	$117,941	$66

Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		2,333		4,202		12,801		38,599
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$1,966	$843	$6,071	$1,445	$8,165	$638	$35,088	$909
Inventory adjustments(ii)	196	84	(1,709)	(408)	(349)	(27)	(1,957)	(51)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(517)	(13)
Other adjustments(iv)	35	14	175	42	327	25	852	22
Cash operating costs (co-product basis)	$2,197	$941	$4,537	$1,079	$8,143	$636	$33,466	$867
By-product metal revenues	(339)	(145)	(635)	(151)	(2,914)	(228)	(10,116)	(262)
Cash operating costs (by-product basis)	$1,858	$796	$3,902	$928	$5,229	$408	$23,350	$605

Creston Mascota mine Per Tonne(xi)	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Tonnes of ore processed (thousands of tonnes)		—		—		—		526
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$1,966	$—	$6,071	$—	$8,165	$—	$35,088	$67
Inventory adjustments(ii)	196	—	(1,709)	—	(349)	—	(1,957)	(4)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(517)	(1)
Other adjustments(iv)	(2,162)	—	(4,362)	—	(7,816)	—	(4,362)	(8)
Minesite operating costs	$—	$—	$—	$—	$—	$—	$28,252	$54

La India mine Per Ounce of Gold Produced	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Gold production (ounces)		24,660		22,393		63,529		84,974
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$21,819	$885	$16,560	$740	$60,381	$950	$68,137	$802
Inventory adjustments(ii)	(820)	(33)	1,438	64	98	2	(295)	(3)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(600)	(8)
Other adjustments(iv)	148	6	402	18	458	7	1,036	12
Cash operating costs (co-product basis)	$21,147	$858	$18,400	$822	$60,937	$959	$68,278	$803
By-product metal revenues	(434)	(18)	(196)	(9)	(1,298)	(20)	(1,317)	(15)
Cash operating costs (by-product basis)	$20,713	$840	$18,204	$813	$59,639	$939	$66,961	$788

La India mine Per Tonne	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2020
Tonnes of ore processed (thousands of tonnes)		1,398		1,657		6,018		5,526
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$21,819	$16	$16,560	$10	$60,381	$10	$68,137	$12
Inventory adjustments(ii)	(820)	(1)	1,438	1	98	—	(295)	—
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(600)	—
Minesite operating costs	$20,999	$15	$17,998	$11	$60,479	$10	$67,242	$12

Notes:

(i)  The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic include primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.

(iv) Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) The Meadowbank Complex's cost calculations per ounce of gold produced for the three months and year ended December 31, 2021 excludes 1,608 and 1,956 ounces of payable gold production, respectively, which were produced during these periods as commercial production at the Amaruq underground project has not yet been achieved. The Meadowbank Complex's cost calculations per ounce of gold produced for the three months and year ended December 31, 2020 exclude 10,995 ounces of payable gold production which were produced prior to achievement of commercial production at the IVR deposit on December 31, 2020.

(vi) The Meadowbank Complex's cost calculations per tonne for the three months and year ended December 31, 2021 excludes 12,386 and 14,299 tonnes of ore from the Amaruq underground project, respectively, which were processed during these periods as commercial production at the Amaruq underground project has not yet been achieved. The Meadowbank Complex's cost calculations per tonne for the three months and year ended December 31, 2020 exclude 121,317 tonnes of ore from the IVR deposit which were produced prior to achievement of commercial production at the IVR deposit on December 31, 2020.

(vii) The Meliadine mine's cost calculations per ounce of gold produced for the year ended December 31, 2021 exclude 24,057 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine's cost calculations per ounce of gold produced for the three months and year ended December 31, 2020 each excludes 4,509 and 6,491 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(viii) The Meliadine mine's cost calculations per tonne for the year ended December 31, 2021 exclude 213,867 tonnes of ore from the Tiriganiaq open pit deposit which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine's cost calculations per tonne for the three months and year ended December 31, 2020 excludes 36,130 and 49,504 tonnes of ore from the Tiriganiaq open pit deposit, respectively, which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ix) The Canadian Malartic mine's cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 18,930 ounces of payable gold production which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(x) The Canadian Malartic mine's cost calculations per tonne for the year ended December 30, 2020 exclude 731,309 tonnes of ore from the Barnat deposit which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(xi) The Creston Mascota mine's cost calculations per tonne for the three months and year ended December 31, 2021 excludes approximately $2.0 million and $8.2 million of production costs incurred, respectively, during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020. The Creston Mascota mine's cost calculations per tonne for the three months and year ended December 31, 2020 exclude approximately $6.1 million of production costs incurred during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced and All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended December 31,		Year Ended December 31,
(United States dollars per ounce of gold produced, except where noted)	2021	2020	2021	2020
Production costs per the consolidated statements of income (thousands of United States dollars)	$465,029	$374,853	$1,756,688	$1,424,152
Gold production (ounces)(i)(ii)(iii)	500,324	485,941	2,060,392	1,700,152
Production costs per ounce of gold production	$929	$771	$853	$838
Adjustments:
Inventory adjustments(iv)	(27)	5	(8)	(4)
Realized gains and losses on hedges of production costs	(20)	(16)	(22)	2
Operational care and maintenance costs due to COVID-19(v)	(25)	—	(6)	(8)
Other adjustments(vi)	10	12	12	10
Total cash costs per ounce of gold produced (co-product basis)(vii)	$867	$772	$829	$838
By-product metal revenues	(53)	(71)	(59)	(63)
Total cash costs per ounce of gold produced (by-product basis)(vii)	$814	$701	$770	$775
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	236	206	207	199
General and administrative expenses (including stock options)	69	70	69	68
Non-cash reclamation provision and sustaining leases	17	8	13	9
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,136	$985	$1,059	$1,051
By-product metal revenues	53	71	59	63
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,189	$1,056	$1,118	$1,114

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced and All-in Sustaining Costs per Ounce of Gold Produced (Excluding the Hope Bay mine)

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended December 31, 2021	Year Ended December 31, 2021
Production costs per the consolidated statements of income (thousands of United States dollars)	$465,029	$1,756,688
Hope Bay mine production costs (thousands of United States dollars)	19,143	83,118
Production costs excluding the Hope Bay mine (thousands of United States dollars)	445,886	1,673,570
Gold production (ounces)(i)(ii)(iii)	500,324	2,060,392
Hope Bay mine gold production (ounces)	705	56,229
Gold production (ounces) excluding the Hope Bay mine	499,619	2,004,163
Production costs per ounce of adjusted gold production	$892	$835
Adjustments:
Inventory adjustments(iv)	(11)	(1)
Realized gains and losses on hedges of production costs	(21)	(23)
Operational care and maintenance costs due to COVID-19(v)	(5)	(1)
Other(vi)	10	12
Total cash costs per ounce of gold produced (co-product basis)(vii)	$865	$822
By-product metal revenues	(53)	(61)
Total cash costs per ounce of gold produced (by-product basis)(vii)	$812	$761
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	229	194
General and administrative expenses (including stock options)	69	70
Non-cash reclamation provision and sustaining leases	16	13
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,126	$1,038
By-product metal revenues	53	61
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,179	$1,099

Notes:

(i) Gold production for the three months and year ended December 31, 2021 excludes 1,608 and 1,956 ounces of payable production of gold at the Meadowbank Complex, respectively, which were produced during this period as commercial production at the Amaruq underground project has not yet been achieved. Gold production for the three months and year ended December 31, 2020 exclude 10,995 ounces of payable production of gold from the IVR deposit at the Meadowbank Complex which were produced during this period prior to the achievement of commercial production at the IVR deposit on December 31, 2020.

(ii) Gold production for the year ended December 31, 2021 exclude 24,057 ounces of payable production of gold at the Meliadine mine which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Gold production for the three months and year ended December 31, 2020 excludes 4,509 and 6,491 ounces of payable production of gold at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(iii) Gold production for the year ended December 31, 2020 excludes 18,930 ounces of payable production of gold at the Canadian Malartic mine which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(iv) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(v) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.

(vi) Other adjustments includes the addition of smelting, refining and marketing charges to production costs.

(vii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See ‘‘Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne’’ for more information on the Company’s use of total cash cost per ounce of gold produced.

Reconciliation of Operating Margin(i) to Net Income

	Three Months Ended December 31, 2021
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
Northern Business:
LaRonde mine	$149,472	$62,402	$87,070
LaRonde Zone 5 mine	32,128	14,571	17,557
Goldex mine	64,366	25,184	39,182
Meadowbank Complex	137,184	111,703	25,481
Meliadine mine	185,187	69,275	115,912
Hope Bay mine	14,205	19,143	(4,938)
Canadian Malartic mine(ii)	157,522	61,270	96,252
Kittila mine	99,409	44,998	54,411
Total Northern Business	839,473	408,546	430,927

Southern Business:
Pinos Altos mine	60,354	32,698	27,656
Creston Mascota mine	4,594	1,966	2,628
La India mine	44,680	21,819	22,861
Total Southern Business	109,628	56,483	53,145
Segment totals	$949,101	$465,029	$484,072
Corporate and other:
Exploration and corporate development			41,722
Amortization of property, plant, and mine development			191,618
General and administrative			34,430
Finance costs			23,833
Gain on derivative financial instruments			(24,263)
Environmental remediation			1,177
Foreign currency translation loss			12,788
Other expenses			13,936
Income and mining taxes expense			87,725
Net income per consolidated statements of income			$101,106

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii)  The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

Reconciliation of Operating Margin(i) to Net Income

	Three Months Ended December 31, 2020
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
Northern Business:
LaRonde mine	$166,382	$42,854	$123,528
LaRonde Zone 5 mine	34,110	14,145	19,965
Goldex mine	74,825	24,648	50,177
Meadowbank Complex	119,215	74,871	44,344
Meliadine mine	170,794	63,177	107,617
Canadian Malartic mine(ii)	161,678	57,669	104,009
Kittila mine	75,855	37,413	38,442
Total Northern Business	802,859	314,777	488,082

Southern Business:
Pinos Altos mine	77,345	37,445	39,900
Creston Mascota mine	10,644	6,071	4,573
La India mine	37,600	16,560	21,040
Total Southern Business	125,589	60,076	65,513
Segment totals	$928,448	$374,853	$553,595
Corporate and other:
Exploration and corporate development			39,024
Amortization of property, plant, and mine development			174,954
General and administrative			33,908
Finance costs			20,933
Gain on derivative financial instruments			(58,576)
Environmental remediation			26,838
Foreign currency translation loss			10,991
Other expenses			11,529
Income and mining taxes expense			88,777
Net income per consolidated statements of income			$205,217

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii)  The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

Reconciliation of Operating Margin(i) to Net Income

	Year Ended December 31, 2021
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
Northern Business:
LaRonde mine	$654,577	$232,392	$422,185
LaRonde Zone 5 mine	121,236	56,380	64,856
Goldex mine	241,404	96,181	145,223
Meadowbank Complex	589,769	406,489	183,280
Meliadine mine	636,085	236,763	399,322
Hope Bay mine	115,439	83,118	32,321
Canadian Malartic mine(ii)	645,607	242,589	403,018
Kittila mine	414,656	192,742	221,914
Total Northern Business	3,418,773	1,546,654	1,872,119

Southern Business:
Pinos Altos mine	259,446	141,488	117,958
Creston Mascota mine	27,784	8,165	19,619
La India mine	117,875	60,381	57,494
Total Southern Business	405,105	210,034	195,071
Segment totals	$3,823,878	$1,756,688	$2,067,190
Corporate and other:
Exploration and corporate development			152,514
Amortization of property, plant, and mine development			738,129
General and administrative			142,003
Finance costs			92,042
Loss on derivative financial instruments			11,103
Environmental remediation			576
Foreign currency translation loss			5,672
Other expenses			21,742
Income and mining taxes expense			360,400
Net income per consolidated statements of income			$543,009

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii)  The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

Reconciliation of Operating Margin(i) to Net Income

	Year Ended December 31, 2020
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
Northern Business:
LaRonde mine	$543,864	$169,824	$374,040
LaRonde Zone 5 mine	111,244	47,899	63,345
Goldex mine	227,181	82,654	144,527
Meadowbank Complex	366,743	284,976	81,767
Meliadine mine	569,063	245,700	323,363
Canadian Malartic mine(ii)	478,542	195,312	283,230
Kittila mine	372,132	169,884	202,248
Total Northern Business	2,668,769	1,196,249	1,472,520

Southern Business:
Pinos Altos mine	244,283	124,678	119,605
Creston Mascota mine	77,762	35,088	42,674
La India mine	147,299	68,137	79,162
Total Southern Business	469,344	227,903	241,441
Segment totals	$3,138,113	$1,424,152	$1,713,961
Corporate and other:
Exploration and corporate development			113,492
Amortization of property, plant, and mine development			631,101
General and administrative			116,288
Finance costs			95,134
Gain on derivative financial instruments			(107,873)
Environmental remediation			27,540
Foreign currency translation loss			22,480
Other expenses			48,234
Income and mining taxes expense			255,958
Net income per consolidated statements of income			$511,607

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii)  The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

Reconciliation of Sustaining Capital Expenditures(i) and Development Capital Expenditures(i) to the Consolidated Statements of Cash Flows

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Sustaining capital expenditures(i)	$123,925	$100,210	$432,543	$337,516
Development capital expenditures(i)	121,473	139,371	442,556	435,960
Total Capital Expenditures	$245,398	$239,581	$875,099	$773,476
Working capital adjustments	(8,500)	(14,843)	(7,415)	(14,134)
Additions to property, plant and mine development per the consolidated statements of cash flows	$236,898	$224,738	$867,684	$759,342

Note:

(i) Sustaining capital expenditures and development capital expenditures are not recognized measures under IFRS and this data may not be comparable to other gold producers.  See "Note on Certain Measures of Performance" for more information on the Company's use of sustaining capital expenditures and development capital expenditures.